                                                  FILED PURSUANT TO RULE 424(B)4
                                                      REGISTRATION NO. 333-53873

PROSPECTUS

                          BRIGHAM EXPLORATION COMPANY
             $40,000,000 SENIOR SUBORDINATED SECURED NOTES DUE 2003 WARRANTS TO PURCHASE 1,000,000 SHARES OF COMMON STOCK

                        1,052,632 SHARES OF COMMON STOCK

                         ------------------------------


    The Senior Subordinated Secured Notes due 2003 (the "Notes"), the warrants (the "Warrants") to purchase 1,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock") at an exercise price of $10.45 per share and the 1,052,632 shares (the "Shares") of Common Stock (the "Common Stock") offered hereby (the "Offering") are being sold by Brigham Exploration Company, a Delaware corporation ("Brigham" or the "Company"), to no more than three institutional accredited investors.



    Interest on the Notes will be payable quarterly, beginning on November 20, 1998. Interest rates payable on the Notes shall vary depending upon whether accrued interest is paid in cash or in kind ("PIK Interest"). Interest shall be paid in cash at interest rates of 12%, 13% and 14% per annum during years one through three, year four and year five, respectively, of the term of the Notes; provided, however, that if the payment of interest accrued on the Notes in cash would cause a "Borrowing Base Deficiency" under the Company's revolving credit facility or would cause the Company to be in violation of any covenant or other restriction set forth in any Senior Loan Document (as defined) or any agreement entered into by the Company or any subsidiary of the Company in connection with the Notes, the Company may pay PIK Interest at interest rates of 13%, 14% and 15% per annum during years one through three, year four and year five, respectively, of the term of the Notes.



    The Notes mature on August 20, 2003, and all principal and accrued but unpaid interest on the Notes is payable at maturity. The Company may exercise its option to pay PIK Interest by delivering written notice thereof to holders of the Notes on or before the quarterly interest payment date. The Company may not pay PIK Interest for more than six quarters over the term of the Notes. The Notes may be prepaid at any time in whole or in part, without premium or penalty, provided that all partial prepayments must be pro rata to the various holders of the Notes.


    The Notes will rank subordinate in right of payment to the Senior Indebtedness (as defined) and senior to all other financings (other than any allowed capital leases and purchase money financings). The guaranty agreements of the Company's subsidiaries will be similarly subordinated.

    The Notes will be fully and unconditionally guaranteed on a joint and several basis (the "Subsidiary Guaranty Agreements") by each of the Company's current and future material subsidiaries and by any other current or future subsidiaries which guarantee the Senior Indebtedness of the Company or its subsidiaries, excluding Quest Resources L.L.C. and Venture Acquisitions L.P. (which are not material) (collectively, the "Subsidiary Guarantors"). All of the Subsidiary Guarantors are wholly-owned by the Company.

    The Notes shall be secured by a lien on all assets of the Company and the Subsidiary Guarantors which are now or hereafter pledged or mortgaged to secure the Senior Indebtedness (or to secure any guaranty of the Senior Indebtedness), including (and whether or not securing the Senior Indebtedness), a pledge of the stock or membership interests of Brigham, Inc., Brigham Holdings I, LLC, and Brigham Holdings II, LLC. Such lien shall be subordinate to that of the Senior Indebtedness. As of June 30, 1998, after giving pro forma effect to the application of the net proceeds from the Offering, the Company would have had Senior Indebtedness outstanding (excluding unused commitments and letters of credit) of $20.5 million under its revolving credit facility and no senior subordinated debt outstanding other than the Notes. See "Use of Proceeds."


    The Warrants will expire August 22, 2005 and will entitle the holders thereof to purchase an aggregate of 1,000,000 shares of Common Stock at an exercise price equal of $10.45 per share. The Common Stock is traded on the Nasdaq Stock Market(SM) under the trading symbol "BEXP." On August 18, 1998, the last reported sales price of the Common Stock on The Nasdaq Stock Market(SM) was $8.25 per share. See "Price Range of Common Stock and Dividend Policy." The holders of the Warrants and the Shares will have demand and "piggyback" registration rights. See "Registration Rights Relating to the Warrants and Shares."

                         ------------------------------
      ANY INVESTMENT IN THE SECURITIES OFFERED HEREIN INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 14.
                         ------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                       UNDERWRITING DISCOUNTS        PROCEEDS TO
                                                 PRICE TO PUBLIC          AND COMMISSIONS             COMPANY(1)
-----------------------------------------------------------------------------------------------------------------------
Per Note....................................           100%                      --                      100%
-----------------------------------------------------------------------------------------------------------------------
Per Warrant.................................            --                       --                       --
-----------------------------------------------------------------------------------------------------------------------
Per Share of Common Stock...................          $9.50                      --                     $9.50
-----------------------------------------------------------------------------------------------------------------------
Total.......................................       $50,000,000                   --                  $50,000,000
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------


---------------


(1) Before deducting expenses of the Offering payable by the Company estimated to be $2,450,000.



                 The date of this Prospectus is August 20, 1998

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the detailed information and the Financial Statements and notes thereto included elsewhere in this Prospectus. All references in this Prospectus to "Brigham" or the "Company" include Brigham Exploration Company, its subsidiaries and its predecessors and their subsidiaries. Certain terms relating to the oil and gas industry are defined in "Glossary of Certain Oil and Gas Terms."

                                  THE COMPANY

     Brigham is an independent exploration and production company that applies 3-D seismic imaging and other advanced technologies to systematically explore and develop onshore domestic natural gas and oil provinces. The Company focuses its 3-D seismic activity in provinces where it believes 3-D technology may be effectively applied and which Brigham believes offer relatively large potential reserve volumes per well and per field, high potential production rates and multiple producing objectives. The Company's exploration activities are concentrated primarily in three core provinces: the Anadarko Basin of western Oklahoma and the Texas Panhandle; the onshore Gulf Coast of Texas and Louisiana; and West Texas. Brigham is accelerating its 3-D seismic and drilling activities in the Anadarko Basin and the Gulf Coast and is selectively focusing its activities in those geologic trends of West Texas where it has achieved its best results historically.

     The Company pioneered the acquisition of large scale onshore 3-D seismic surveys for exploration, obtaining extensive 3-D seismic data and experience in capturing undiscovered natural gas and oil reserves. Through December 31, 1997, Brigham had acquired 4,005 square miles (2.6 million acres) of 3-D seismic and identified 1,170 potential drilling locations, of which the Company had drilled
370. The Company generates most of its exploratory projects and, therefore, has the ability to retain a sizeable working interest to the extent that it decides not to place interests with industry participants.

     From inception in 1990 through December 31, 1997, Brigham had drilled 324 exploratory and 46 development wells on its 3-D seismic generated prospects with an aggregate 63% success rate and an average working interest of 24%. Utilizing the capital it raised in its May 1997 initial public offering, the Company increased the average working interest it retained in its wells during the second half of 1997, retaining a 45% average working interest in the 36 wells that it drilled. As of December 31, 1997, the Company had added approximately 93 Bcfe of net proved reserves (excluding revisions) to its reserve base, approximately 72 net Bcfe of which were discovered by Brigham through its systematic 3-D seismic exploration drilling activities. The Company's estimated net proved reserves as of December 31, 1997 were 72.3 Bcfe having an aggregate Present Value of Future Net Revenues of $69.2 million, compared to estimated net proved reserves as of December 31, 1996 of 21.9 Bcfe having an aggregate Present Value of Future Net Revenues of $44.5 million. The Company's net proved reserve volumes at December 31, 1997 were 74% natural gas and 65% categorized as proved developed reserves.

                               BUSINESS STRATEGY

     Brigham's business strategy is to achieve superior growth in shareholder value through the application of its systematic exploration approach, which emphasizes the integrated use of 3-D seismic imaging and other advanced technologies to reduce drilling risks and finding costs. Since its inception in 1990, the Company has consistently achieved rapid growth in its acquisition of 3-D seismic data, identification of potential drilling locations, discovery of proved reserves and production volumes.

     Brigham completed its initial public offering of common stock in May 1997, raising approximately $24 million to fund the Company's accelerated 3-D seismic acquisition and exploration drilling activities. Key elements of the Company's growth strategy at its initial public offering and continuing today include: (i) accelerating the rate at which it acquires 3-D seismic and identifies potential drilling locations; (ii) increasing the working interests it retains in exploration projects to capture a greater share of the reserves that the Company discovers; (iii) identifying higher potential, higher impact prospects; and (iv) accelerating the rate at which its 3-D seismic defined locations are drilled.

     During the second half of 1997, the Company employed the capital raised in its initial public offering to attain significant growth in each of its core strategic objectives:

          Accelerated 3-D Seismic Acquisition. During 1997, Brigham acquired approximately 1,250 square miles of 3-D seismic, which increased the Company's aggregate 3-D seismic inventory 45% to approximately 4,000 square miles as of December 31, 1997. The overall level of 3-D seismic acquisition in 1997 represents the most active year in the Company's history, and 85% of this increased 3-D seismic was acquired in its higher potential Anadarko Basin and Gulf Coast provinces.

          Increased Working Interest. In an effort to retain a greater portion of the value generated by its 3-D seismic exploration efforts, Brigham increased the average working interests it retained in its 1997 3-D seismic projects to 68% as compared with its average project working interest of 24% in 1990 through 1996. As a result of the higher working interests and the accelerated acquisition of 3-D seismic, the Company acquired 845 net square miles of 3-D seismic in 1997 as compared with 780 cumulative net square miles acquired from 1990 through 1996.

          Higher Potential, Higher Impact Prospects. By focusing an increasing portion of its exploration activities in the more prolific Anadarko Basin, Brigham increased its average proved reserves discovered per net well drilled (including dry holes) to 1.2 Bcfe in 1997 from 0.7 Bcfe in 1996 and
     0.4 Bcfe in 1992 through 1995. In the Anadarko Basin alone, Brigham's average proved reserves discovered per net well drilled was 3.4 Bcfe in 1997 compared with 1.8 Bcfe in 1996 and 2 Bcfe in 1994 through 1995. Contributing to these increases, the Company's Anadarko Basin drilling in 1997 produced the two largest field discoveries in Brigham's history, which resulted in the discovery of approximately 52 Bcfe of gross proved reserves and provided the Company with several development drilling opportunities.

          Accelerated Drilling. Through its strategy of retaining higher working interests in its 3-D seismic projects and subsequent drilling, Brigham participated in the drilling of 28 net wells in 1997, a 75% increase from the approximate 16 net wells drilled by the Company in 1996. The Company achieved a 63% success rate on the 73 wells in its 1997 drilling program, consistent with Brigham's historical average success rate. A key factor contributing to its increased level of drilling activity was the Company's addition of personnel in engineering, land and administrative functions during 1997. These staff additions provided Brigham with the additional infrastructure required to increase its operating capabilities, enabling the Company to operate 37% of its gross wells and 64% of its net wells drilled in 1997.

     As a result of the combined effects of the Company's multi-pronged growth strategy, Brigham generated net proved reserve additions of approximately 38 Bcfe through drilling in 1997, which represents approximately 175% of the Company's year-end 1996 net proved reserves of approximately 22 Bcfe. In addition to its drilling efforts in 1997, the Company acquired 21.5 Bcfe of net proved reserves at an implied cost of $0.63 per proved Mcfe in its November 1997 purchase of certain properties in and adjacent to its West Bradley project area in its Anadarko Basin province. Brigham believes this acquisition will enable it to further build its inventory of potential drilling locations over the historically prolific Carter Knox anticline in the Anadarko Basin through a 3-D seismic shoot planned for 1998.

     Primarily through its exploration efforts, the Company increased its net production volumes 52% to 3.1 Bcfe in 1997 from 2.1 Bcfe in 1996. As further evidence of the Company's acceleration efforts subsequent to its May 1997 initial public offering, Brigham increased its average net daily production volumes from 6.6 MMcfe in the second quarter 1997 to 21.2 MMcfe in the second quarter 1998 representing a compounded growth rate of 34% per quarter.

     Based on the results that the Company has achieved from its growth strategy since its initial public offering, Brigham intends with the proceeds from the Offering to increase its exploration activities in 1998 to take advantage of opportunities currently available to further accelerate the Company's growth. The Company's current 1998 capital budget contemplates (i) an increase in budgeted drilling expenditures in the Anadarko Basin and the Gulf Coast provinces, (ii) a reduction in planned drilling activity in West Texas in part due to recent declines in oil prices, (iii) an increase in planned 3-D seismic acquisition activities in an effort to capture additional exploration prospects for future drilling activities and (iv) potential sales of a portion of the Company's interests in certain seismic projects. The Company intends to continue to retain higher working interests in its 3-D seismic projects in the Anadarko Basin and the onshore Gulf Coast. By increasing its working interests retained in the majority of its current and planned seismic projects, Brigham expects to further accelerate its growth not only by retaining a greater portion of the reserves it discovers, but also by increasing its ability to control the timing of the drilling of its exploration projects and therefore helping to accelerate its drilling pace. The Company's current 1998 budget consists of 90 gross (45 net) wells, compared with the 73 gross (28 net) wells drilled by the Company in 1997. This increase in anticipated 1998 drilling is the result of an increase in planned drilling of higher working interest wells in the Anadarko Basin and the Gulf Coast offset by a reduction in planned drilling activity in West Texas.

                             COMPETITIVE ADVANTAGES

     Brigham believes that its knowledge base, personnel and technology provide it with the following competitive advantages to capture undiscovered natural gas and oil reserves.

          3-D Seismic Knowledge Base. From 1990 through 1997, the Company acquired 4,005 square miles of 3-D seismic and drilled 370 wells in over 20 geologic trends in seven basins and seven states. With the resulting knowledge of the application of 3-D seismic to different geologic trends, the Company has refined its exploration techniques and identified exploration areas where it believes 3-D seismic can reduce risks and enhance returns on its investments.

          Technological Expertise. Brigham's 19 explorationists collectively have approximately 300 years of experience, including approximately 85 years of experience using computer aided exploration ("CAEX") workstations, and have expertise in many geologic trends.

          Project Generation and Control. Brigham is not dependent on third parties for its project flow, having generated approximately 90% of its 3-D seismic exploration projects. With the resulting project control, the Company is able to manage the predrilling exploration phases and can determine the level of working interest it retains and the extent to which it manages drilling and post-drilling operations.

          Numerous Potential Drilling Locations. As of December 31, 1997, the Company had identified 1,170 3-D defined potential drilling locations in historically productive geologic trends, of which 370 had been drilled. The Company currently anticipates drilling 90 of these locations (45 net) in 1998 at an aggregate net cost of approximately $40 million.

          Pioneering Innovations. In 1990 the Company pioneered the assemblage of large scale onshore 3-D seismic projects and the use of pre-seismic lease options for the systematic exploration of proven natural gas and oil provinces. Subsequent innovations include the Company's 3-D seismic acquisition and processing alliances and creative industry trade structures to financially leverage its drilling program.

                         PRIMARY EXPLORATION PROVINCES

     Brigham's exploration activities are concentrated primarily in three core provinces: the Anadarko Basin of western Oklahoma and the Texas Panhandle; the onshore Gulf Coast of Texas and Louisiana; and West Texas. Brigham is accelerating 3-D seismic activity in the Anadarko Basin and the Gulf Coast and will selectively continue such activity in those geologic trends of the West Texas region where it has achieved its best results historically. Brigham is focusing its 3-D seismic exploration efforts in provinces where it believes 3-D seismic technology may be effectively applied and which the Company believes offer relatively large potential reserve volumes per well and per field, high potential production rates and multiple producing objectives.

     Although the Company is acquiring 3-D seismic within the provinces listed below and has identified approximately 800 potential drilling locations yet to be drilled in those provinces, there can be no assurance that any of the seismic will be acquired or will generate additional drilling locations or that any potential drilling locations will be drilled at all or within the expected time frame. The final determination with respect to the drilling of any well, including those currently budgeted, will depend on a number of factors, including

(i) the results of exploration efforts and the review and analysis of the seismic, (ii) the availability of sufficient capital resources by the Company and other participants for drilling prospects, (iii) economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability of drilling rigs and crews, (iv) the financial resources and results of the Company and (v) the availability of leases on reasonable terms and permitting for the potential drilling location. There can be no assurance that the budgeted wells will, if drilled, encounter reservoirs of commercial quantities of natural gas or oil.

                                                                                             CURRENT 1998 CAPITAL BUDGET(1)
                                                                                      --------------------------------------------
                             3-D SEISMIC       3-D SEISMIC                UNDRILLED                             CAPITAL
                           DATA ACQUIRED/          DATA         GROSS     POTENTIAL                       EXPENDITURES ($MM)
                          INTERPRETED AS OF    BUDGETED TO      WELLS     DRILLING       WELLS       -----------------------------
                              12/31/97        BE ACQUIRED IN   DRILLED    LOCATIONS     BUDGETED       NET
                             (GROSS SQ.        1998 (GROSS     THROUGH      AS OF     ------------   SEISMIC     NET
PROVINCE                       MILES)           SQ. MILES)     12/31/97   12/31/97    GROSS   NET    & LAND    DRILLING   TOTAL(2)
--------                  -----------------   --------------   --------   ---------   -----   ----   -------   --------   --------
Anadarko Basin..........   1,515/1,195              660           55         364        55    28.8    $12.5     $26.5      $39.0
Gulf Coast..............     566/325                600           11         110        20     9.5     (0.5)     10.5       10.0
West Texas..............   1,649/1,600               40          287         302        14     6.5      1.5       2.8        4.3
Others(3)...............     275/275                 --           17          24         1     0.2       --       0.2        0.2
                             -----------          -----          ---         ---       ---    ----    -----     -----      -----
        Total...........   4,005/3,395            1,300          370         800        90    45.0    $13.5     $40.0      $53.5
                             ===========          =====          ===         ===       ===    ====    =====     =====      =====

---------------

(1) Prepared as of August 10, 1998.

(2) Net 3-D seismic and land acquisition costs and drilling expenditures.

(3) Colorado, Kansas and Montana.

     Anadarko Basin. The Anadarko Basin is a prolific natural gas province that the Company believes has been relatively under explored, particularly with regard to deep, high potential objectives. The Anadarko Basin contains numerous historically elusive stratigraphic targets, such as the Red Fork, Morrow and Springer channel sands, and structural targets, such as the Hunton and Arbuckle carbonates, which are well-suited to 3-D seismic imaging. In some cases, these objectives have produced in excess of 30 Bcf of natural gas from a single well at rates up to 30 MMcf of natural gas per day.

     The Company has assembled an extensive digital data base in this province, including geologic studies, basin wide geologic tops, production data, well data, geographic data and over 8,400 miles of 2-D seismic. Working with its team of in-house geologists and supplemented by consulting geologists, the Company's explorationists integrate this data with their extensive expertise and knowledge base to generate 3-D projects in the Anadarko Basin.

     As of December 31, 1997, the Company had acquired or was acquiring 1,515 square miles (969,600 acres) in 30 projects in the Anadarko Basin. The Company anticipates acquiring 660 square miles (422,400 acres) of additional 3-D seismic in this province in 1998. As of December 31, 1997, Brigham had completed 44 wells in 55 attempts (80% success rate) in the Anadarko Basin and had found cumulative proved reserves of 44 net Bcfe. In 1997, the Company completed 19 wells in 23 attempts in the Anadarko Basin with an average working interest of 39%, adding 31 net Bcfe of proved reserves. In addition, the Company acquired
21.5 net Bcfe of proved reserves in this region in November 1997. As of December 31, 1997, the Company had 364 3-D seismic delineated potential drilling locations in the Anadarko Basin, of which the Company intends to drill 55 gross (29 net) wells in 1998.

     Gulf Coast. The onshore Gulf Coast region of Texas and Louisiana is a high potential, multi-pay province that lends itself to 3-D seismic exploration due to its substantial structural and stratigraphic complexity. The Company has assembled a digital data base including geographical, production, geophysical and geological information that the Company evaluates on its CAEX workstations. Working with consulting regional geologists, the Company's explorationists integrate this data with their extensive expertise and knowledge base to generate 3-D seismic projects in the Gulf Coast. Brigham's commitment to this province is evidenced by the Company's staff additions, the opening of its Houston office and the addition of ten new 3-D seismic projects in 1996 and 1997.

     The Company anticipates that its increased project assemblage and 3-D seismic acquisition activity in the Gulf Coast will generate accelerated drilling in this province in 1998 and 1999. The Company is currently assembling projects in the Expanded Wilcox and Expanded Vicksburg trends in South Texas, the Miocene trend in South Texas and South Louisiana, and the Lower and Middle Frio trends of South Texas.

     As of December 31, 1997, the Company had acquired or was acquiring 566 square miles (362,400 acres) of 3-D seismic in seven projects in the onshore Gulf Coast province. The Company anticipates acquiring 600 square miles (384,000 acres) of additional 3-D seismic in this province in 1998. As of December 31, 1997, Brigham had completed 8 wells in 11 attempts (73% success rate) in the Gulf Coast and had found cumulative proved reserves of 3 net Bcfe. In 1997, the Company completed seven wells in 10 attempts with an average working interest of 9% adding 3 net Bcfe of proved reserves. As of December 31, 1997, the Company had 110 3-D seismic delineated potential drilling locations in the Gulf Coast province, of which the Company intends to drill 20 gross (10 net) wells in 1998.

     West Texas. The Company's 3-D seismic drilling activity in the West Texas region has been focused in the Horseshoe Atoll, the Midland Basin and the Eastern Shelf of the Permian Basin and the Hardeman Basin. Recently the Company initiated an exploration program in the Delaware Basin and it is selectively focusing its West Texas activity in portions of geologic trends that the Company believes offer greater potential for lower finding costs and higher returns, including the Fusselman formation of the Midland Basin and the Ellenberger and Devonian formations of the Delaware Basin.

     As of December 31, 1997, the Company had acquired or was acquiring 1,649 square miles (1,055,360 acres) in 74 projects in the West Texas region. The Company anticipates acquiring 40 square miles (25,600 acres) of additional 3-D seismic in this region in 1998. As of December 31, 1997, Brigham had completed 180 wells in 287 attempts (63% success rate) in the West Texas region and had found cumulative proved reserves of 24 net Bcfe. In 1997, the Company completed 19 wells in 34 attempts with an average working interest of 45%, adding 4 net Bcfe of proved reserves. As of December 31, 1997, the Company had 302 3-D seismic delineated potential drilling locations in the West Texas region, of which the Company intends to drill 14 gross (6 net) wells in 1998.

                                  THE OFFERING

ISSUER.....................  Brigham Exploration Company

USE OF PROCEEDS............  The net proceeds of the Offering will be used to fund the Company's accelerated exploration and development activities, and in the interim for repayment of a portion of outstanding indebtedness. See "Use of Proceeds."

                                   The Notes

Securities Offered.........  $40 million aggregate principal amount of Senior
                             Subordinated Secured Notes due 2003.


Maturity Date..............  August 20, 2003.



Interest Payment Dates.....  November 20, February 20, May 20 and August 20 of
                             each year, commencing November 20, 1998.



Interest Rate..............  Interest rates payable on the Notes shall vary depending upon whether a accrued interest is paid in cash or in kind ("PIK Interest"). Interest shall be paid in cash at interest rates of 12%, 13% and 14% per annum during years one through three, year four and year five, respectively, of the term of the Notes; provided, however, that if the payment of interest accrued on the Notes in cash would cause a "Borrowing Base Deficiency" under the Company's revolving credit facility or would cause the

                             Company to be in violation of any covenant or other restriction set forth in any Senior Loan Document or any agreement entered into by the Company or subsidiary of the Company in connection with the Notes, the Company may pay PIK Interest at interest rates of 13%, 14% and 15% per annum during years one through three, year four and year five, respectively, of the term of the Notes.


Ranking....................  The Notes will rank subordinate in right of payment to the Senior Indebtedness and senior to all other financings (other than any allowed capital leases and purchase money financings). The Subsidiary Guaranty Agreements will be similarly subordinated. As of June 30, 1998, on a pro forma basis, after giving effect to the application of the net proceeds from the Offering, the Company would have had $20.5 million Senior Indebtedness outstanding, and there would be no senior subordinated debt outstanding other than the Notes. In addition, the Notes may be structurally subordinated to all existing and future liabilities of the Company's subsidiaries. See "Capitalization," "Description of the Notes -- Ranking and Subordination," "Description of Other Indebtedness" and "Subordination Agreement."

Subsidiary Guaranty
Agreements.................  The Notes will be fully and unconditionally guaranteed, jointly and severally, by each of the Subsidiary Guarantors. The Subsidiary Guaranty Agreements will be secured by substantially all of the assets of the Subsidiary Guarantors. Financial statements for the Subsidiary Guarantors are not presented because management has determined that they would not be material to investors.

Optional Prepayment........  The Notes may be prepaid at any time, in whole or in part, without premium or penalty, provided that all partial prepayments must be pro rata to the various holders of the Notes.

Change of Control..........  A Change of Control would constitute an Event of
                             Default (as defined). If any Event of Default occurs, the holders of the Notes may direct the Trustee (as defined) to declare the principal of and the accrued and unpaid interest on such Notes to be due and payable immediately. However, such repayment would be subject to certain subordination provisions in the Indenture (as defined).

Certain Covenants..........  The Notes will be issued pursuant to an indenture
                             (the "Indenture") containing certain covenants that, among other things, limit the ability of the Company and its Subsidiaries (as defined) to incur additional indebtedness, pay dividends, make distributions, enter into certain sale and leaseback transactions, enter into certain transactions with affiliates, dispose of certain assets, incur liens, and engage in mergers and consolidations. See "Description of the
                             Notes -- Certain Covenants."

Absence of a Public Market
for the Notes..............  The Notes are new securities and may only be traded in compliance with applicable securities laws. There can be no assurance as to the development or liquidity of any market for the Notes. The Company does not intend to apply for a listing of the Notes on any securities exchange or on any automated dealer quotation system.

                                  The Warrants

Securities Offered.........  Warrants which, when exercised, will entitle the holders thereof to acquire an aggregate of 1,000,000 shares of Common Stock (the "Warrant Shares").


Expiration Date............  August 22, 2005.



Exercise...................  Each Warrant will entitle the holder to acquire at any time prior to August 22, 2005, one share of Common Stock at a price equal to $10.45 per share, subject to adjustment from time to time upon the occurrence of certain changes in Common Stock, certain Common Stock distributions, certain issuances of options or convertible securities, certain dividends and distributions and certain other increases in the number of shares of Common Stock.


Rights as Shareholders.....  Holders of Warrants will not, by virtue of being such holders, have any rights as stockholders of the Company.

Registration Rights........  Pursuant to the New Registration Rights Agreement
                             (as defined), holders of the Shares, the Warrants, the Warrant Shares and any other securities issued upon the exercise of the Warrants (collectively, the "Registrable Securities") will have demand registration rights for two registrations, provided that a request, which must be made by holders of Registrable Securities collectively owning at least 25% of the Registrable Securities (or holding at least a majority of the Registrable Securities for a shelf registration statement if the Company is eligible to use Form S-3), will be "counted" towards the two registrations only when (i) all the Registrable Securities requested to be included in the registration statement have been included, (ii) the corresponding registration statement has become effective and (iii) the public offering has been consummated and the Registrable Securities have been sold on the terms and conditions provided therein, provided that in the event of a shelf registration statement (if the Company is then eligible to file on Form S-3) the Company shall keep such registration statement effective for two years. The Company will agree in the New Registration Rights Agreement to use its best efforts to cause the registration statement to become and remain effective for the period of the distribution in order for it to be "counted" as described above. Subject to other provisions contained in the New Registration Rights Agreement, the holders of the Registrable Securities will have "piggyback" registration rights. Exercise of the right to convert the Warrants to Warrant Shares shall, at the election of the holder of the Warrants, be contingent upon the registration of the Warrant Shares in accordance with the New Registration Rights Agreement and should such registration not be completed such holder shall have the right to rescind its election to convert the Warrants. See "Registration Rights Relating to the Shares and the Warrants."

Transfer Restrictions......  The Warrant Shares have not been registered under the Securities Act and may not be offered or sold, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

                                The Common Stock


Common Stock Offered by the
  Company..................  1,052,632 shares



Common Stock to be
  Outstanding after the
  Offering.................  13,306,206 shares(1)


The Nasdaq Stock Market(SM)
  Symbol...................  "BEXP"

Registration Rights........  The holders of the Shares shall have registration rights with respect to the Shares set forth above in the summary of Registration Rights relating to the Warrants.
---------------


(1) Does not include (a) 935,987 shares of Common Stock issuable, subject to vesting, upon exercise of outstanding stock options with an average exercise price of $7.61 per share or (b) 1,000,000 shares of Common Stock issuable upon exercise of the Warrants with an exercise price of $10.45 per share. See "Management -- Executive Director Compensation," "-- Executive Compensation," "Capitalization" and "Description of Warrants."


                                  RISK FACTORS

     Any investment in the Notes, Warrants or Shares involves a high degree of risk. For a discussion of certain risks that a potential investor should carefully evaluate prior to making an investment in the Notes, Warrants or Shares, see "Risk Factors."

                             SUMMARY FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth selected financial data of the Company. The data for the three years ended December 31, 1997 has been derived from the consolidated financial statements appearing elsewhere in this Prospectus. The data for the two years ended December 31, 1994 has been derived from consolidated financial statements not appearing in this Prospectus. The consolidated financial data at June 30, 1998 and for the six months ended June 30, 1998 and June 30, 1997 have been derived from the condensed consolidated financial statements of the Company which, in the opinion of management, include all adjustments, consisting only of normal adjustments, necessary for a fair presentation of the results for the periods. The results for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the full year. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.


                                                                                                          SIX MONTHS
                                                                                                             ENDED
                                                             YEAR ENDED DECEMBER 31,                       JUNE 30,
                                                --------------------------------------------------    -------------------
                                                 1993       1994      1995       1996       1997       1997        1998
                                                -------    -------   -------   --------   --------    -------    --------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Natural gas and oil sales.................  $   937    $ 2,565   $ 3,578   $  6,141   $  9,184    $ 3,854    $  7,130
    Workstation revenue.......................      467        815       635        627        637        324         247
                                                -------    -------   -------   --------   --------    -------    --------
        Total revenues........................    1,404      3,380     4,213      6,768      9,821      4,178       7,377
  Costs and expenses:
    Lease operating...........................      111        491       761        726      1,151        470         978
    Production taxes..........................       47        126       165        362        549        219         450
    General and administrative................    1,433      1,785     1,897      2,199      3,570      1,455       2,293
    Depletion of natural gas and oil
      properties..............................    4,371(1)   1,104     1,626      2,323      2,732      1,395       2,784
    Depreciation and amortization.............      406        561       533        487        582        287         365
                                                -------    -------   -------   --------   --------    -------    --------
        Total costs and expenses..............    6,368      4,067     4,982      6,097      8,584      3,826       6,870
                                                -------    -------   -------   --------   --------    -------    --------
  Operating income (loss).....................   (4,964)      (687)     (769)       671      1,237        352         507
  Other income (expense):
    Interest income...........................        6         56       128         52        145         81          77
    Interest expense..........................     (105)      (668)     (936)    (1,173)    (1,190)      (546)     (2,432)
                                                -------    -------   -------   --------   --------    -------    --------
        Total other income (expense)..........      (99)      (612)     (808)    (1,121)    (1,045)      (465)     (2,355)
                                                -------    -------   -------   --------   --------    -------    --------
  Net income (loss) before income taxes.......   (5,063)    (1,299)   (1,577)      (450)       192       (113)     (1,848)
  Income tax (expense) benefit, net...........       --         --        --         --     (1,228)(2)  (4,813)(2)      621
                                                -------    -------   -------   --------   --------    -------    --------
        Net loss..............................  $(5,063)   $(1,299)  $(1,577)  $   (450)  $ (1,036)   $(4,926)   $ (1,227)
                                                =======    =======   =======   ========   ========    =======    ========
  Net loss per share -- basic/diluted.........  $ (0.57)   $ (0.15)  $ (0.18)  $  (0.05)  $  (0.09)   $ (0.50)   $  (0.10)
  Weighted average shares outstanding --
    basic/diluted.............................    8,929      8,929     8,929      8,929     11,081      9,890      12,254
STATEMENT OF CASH FLOWS DATA:
  Net cash provided by (used in) operating
    activities................................  $  (730)   $   626   $ 1,383   $  3,710   $  9,806    $  (195)   $ (1,692)
  Net cash used in investing activities.......   (6,983)    (5,463)   (8,005)   (11,796)   (57,300)   (12,105)    (30,884)
  Net cash provided by financing activities...    7,839      4,634     7,724      7,731     47,748     15,842      33,981
OTHER FINANCIAL DATA:
  Capital expenditures........................  $ 6,632    $ 5,445   $ 7,935   $ 13,612   $ 57,170    $11,796    $ 30,044
  EBITDA(3)...................................     (187)       978     1,390      3,481      4,551      2,034       3,656
  Operating cash flow(4)......................     (286)       366       582      2,360      3,506      1,569       1,567
  Ratio of earnings to fixed charges(6).......       --         --        --         --        1.1x        --          --
PRO FORMA FINANCIAL DATA(7):
  Ratio of earnings to fixed charges(6).......                                                  --                     --
  Interest expense(7).........................                                            $  2,325               $  3,252


                                                                 AS OF JUNE 30, 1998
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(5)
                                                              --------   --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $  3,106      $  3,106
  Natural gas and oil properties, at cost, net..............   114,454       114,454
  Total assets..............................................   129,699       131,579
  Notes payable.............................................    68,000        20,450
  Stockholders' equity......................................    42,334        56,264

---------------

(1) Includes a capitalized ceiling impairment charge of $3.3 million in 1993.

(2) In conjunction with the Exchange, the Company recorded a deferred income tax liability of $5 million to recognize the temporary differences between the financial statement and tax bases of the assets and liabilities of the Partnership at February 27, 1997, the date of the Exchange. During the fourth quarter of 1997, the Company elected to record a step-up in basis of its assets for tax purposes as a result of the Exchange. Related to this election, the Company recorded a $3.8 million deferred income tax benefit, resulting in a net $1.2 million ($.10 per share) non-cash deferred income tax charge for the year ended December 31, 1997. See Note 2 of Notes to the December 31, 1997 Consolidated Financial Statements. See "The Company."

(3) EBITDA represents net income (loss) plus income taxes, net interest expense and depreciation, depletion and amortization expense. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(4) Operating cash flow represents net income (loss) plus depreciation, depletion and amortization ("DD&A") expenses, deferred income taxes and other non-cash items. Operating cash flow should not be considered in isolation or as a substitute for net income, cash flows from operating activities or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.


(5) As adjusted to give effect to the Offering and the application of the $47.5 million net proceeds therefrom to the Company. See "Use of Proceeds" and "Capitalization."


(6) For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income (loss) of the Company from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense, including amortization of loan fees, and the portion of rental expense pursuant to operating leases deemed to be representative of the interest component. Earnings were insufficient to cover fixed charges by $5.1 million, $1.3 million, $1.6 million and $450,000 for the years ended December 31, 1993, 1994, 1995 and 1996, respectively, and $113,000 and $1.9 million for the six months ended June 30, 1997 and 1998, respectively. Pro forma earnings were insufficient to cover pro forma fixed charges by $943,000 for the year ended December 31, 1997 and $2.7 million for the six months ended June 30, 1998.

(7) The pro forma financial data have been prepared on the basis of the following assumptions: (i) the Offering was consummated at the beginning of the respective periods, (ii) the average debt outstanding during the year ended December 31, 1997 of $12 million was refinanced with proceeds from the Notes, (iii) debt outstanding during the first six months of 1998 was partially repaid with proceeds from the issuance of $10 million of Shares and was partially refinanced with proceeds from the $40 million of Notes and
    (iv) the Notes bear an assumed effective interest rate of 15.7%.

                       SUMMARY RESERVE AND OPERATING DATA
                  (Dollars in thousands, except per Mcfe data)

                                                                                         SIX MONTHS
                                             YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                                --------------------------------------------------    ----------------
                                 1993      1994       1995      1996(1)     1997       1997      1998
                                ------    -------    -------    -------    -------    ------    ------
3-D SEISMIC ACQUIRED:
  Gross square miles..........     908        423        311        655      1,243       645       610
  Net square miles............     272        114         90        241        845       353       459
  Average project working
    interest..................      30%        27%        29%        37%        68%       55%       75%
WELLS DRILLED:
  Gross wells drilled.........      52         73         78         67         73        37        33
  Net wells drilled...........     9.2       16.8       18.5       15.9       28.0      11.8      15.9
  Average drilling working
    interest..................      18%        23%        24%        24%        38%       32%       48%
ESTIMATED PROVED RESERVES (AT
  YEAR END)(2):
  Natural gas (MMcf)..........     227      3,579      4,257     10,257     53,230
  Oil (MBbls).................     336      1,022      1,672      1,940      3,181
  Natural gas equivalent
    (MMcfe)...................   2,243      9,711     14,289     21,897     72,316
  Present Value of Future Net
    Revenues..................  $3,158    $10,240    $18,222    $44,506    $69,249
  Percent natural gas(3)......      10%        37%        30%        47%        74%
  Percent proved
    developed(3)..............     100%        76%        80%        67%        65%
NET PROVED RESERVE
  ADDITIONS(4):
  All sources (MMcfe).........   1,987      8,524      8,884     13,996     59,311
  Excluding acquisitions
    (MMcfe)...................   1,987      8,524      8,884     13,718     38,129
RESERVE REPLACEMENT RATIO(5):
  All sources.................     553%       851%       667%       679%     1,897%
  Excluding acquisitions......     553%       851%       667%       666%     1,220%
NET PRODUCTION VOLUMES:
  Natural gas (MMcf)..........      59        165        272        698      1,382       457     1,947
  Oil (MBbls).................      50        140        177        227        291       127       232
  Natural gas equivalent
    (MMcfe)...................     359      1,002      1,332      2,060      3,126     1,222     3,338
  Percent natural gas.........      16%        16%        20%        34%        44%       37%       58%
PER MCFE DATA:
  Natural gas and oil sales...  $ 2.61    $  2.56    $  2.69    $  2.98    $  2.94    $ 3.16    $ 2.14
  Workstation revenue.........    1.30        .81        .48        .30        .20       .27       .07
  Lease operating expenses....    (.31)      (.49)      (.57)      (.35)      (.37)     (.38)     (.29)
  Production taxes............    (.13)      (.13)      (.12)      (.18)      (.18)     (.18)     (.13)
  General and administrative
    expenses..................   (3.99)     (1.78)     (1.42)     (1.07)     (1.14)    (1.19)     (.69)
                                ------    -------    -------    -------    -------    ------    ------
    Operating margin..........  $ (.52)   $   .97    $  1.06    $  1.68    $  1.45    $ 1.68    $ 1.10
                                ======    =======    =======    =======    =======    ======    ======

---------------

(1) Net of a sale by the Company in January 1996 of its interest in certain properties that accounted for 299 MMcf of natural gas and 272 MBbls of oil (1,931 MMcfe of proved reserves) as of December 31, 1995.

(2) The estimates of reserve and present value data have been prepared in accordance with the SEC's guidelines by Cawley, Gillespie & Associates, Inc., the Company's independent petroleum consultants ("Cawley Gillespie"). Cawley Gillespie's letter summarizing its December 31, 1997 reserve report is attached hereto as Appendix A to this Prospectus.

(3) Based on volumes.

(4) Excludes revisions of previous estimates.

(5) Net proved reserve additions divided by the Company's net production volumes for the period.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, including statements regarding estimated future net revenues from natural gas and oil reserves and the present value thereof, planned capital expenditures (including the amount and nature thereof), increases in natural gas and oil production, the number of wells the Company anticipates drilling through 1998 and the Company's financial position, business strategy and other plans and objectives for future operations. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected effects on its business or operations. Among the factors that could cause actual results to differ materially from the Company's expectations are general economic conditions, inherent uncertainties in interpreting engineering data, operating hazards, delays or cancellations of drilling operations for a variety of reasons, competition, fluctuations in natural gas and oil prices, the ability of the Company to successfully integrate the business and operations of acquired companies, government regulations and other factors disclosed under "Risk Factors" and elsewhere in this Prospectus. All subsequent oral and written forward looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. The Company assumes no obligation to update any of these statements.

                                  RISK FACTORS

     Any investment in the Notes, Warrants or Shares involves a high degree of risk. Prospective purchasers of the Notes, Warrants or Shares should carefully consider the risk factors set forth below, as well as the other information contained in this Prospectus.

EFFECTS OF LEVERAGE

     As of June 30, 1998, after giving pro forma effect to the application of the estimated net proceeds from the Offering, the Company would have long-term debt outstanding of $20.5 million. The Indenture will limit the amounts of additional debt borrowings, including borrowings under the Credit Facility or other Senior Indebtedness. However, the Indenture will permit the Company to borrow under the Credit Facility up to the lesser of $75 million or the borrowing base under the Credit Facility ($65 million upon completion of the Offering), which, on a pro forma basis for the Offering as of June 30, 1998, would provide the Company with the ability to borrow up to $44.5 million of additional indebtedness under its Credit Facility. In addition, the Indenture will allow the Company to borrow up to $25 million of future subordinated indebtedness that is pari passu in right of payment with the Notes if the holders of the Notes have been given a first look and right to make a proposal for such subordinated indebtedness. See "Use of Proceeds" and "Capitalization."

     The Company's level of indebtedness will have several important effects on its operations, including (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on its indebtedness and will not be available for other purposes; (ii) the covenants contained in the Indenture limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in business conditions and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. Moreover, future exploration, development or acquisition activities may require the Company to alter its capitalization significantly. These changes in capitalization may significantly alter the leverage of the Company. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's future performance will not be adversely affected by such economic conditions and financial, business and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBORDINATION OF NOTES; STRUCTURAL SUBORDINATION; HOLDING COMPANY STRUCTURE

     The Indenture governing the Notes will limit, but will not prohibit, the incurrence by the Company of additional indebtedness that is senior in right of payment to the Notes. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company, the assets of the Company will be available to pay the Company's obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on the Notes. In addition, under certain circumstances, no payments may be made with respect to principal of, premium, if any, or interest on the Notes if a default exists with respect to any Senior Indebtedness. See "Description of the Notes -- Ranking and Subordination."


     The Company conducts all of its operations through subsidiaries. Accordingly, the Company relies on dividends and cash advances from its subsidiaries to provide funds necessary to meet its obligations, including the payment of principal and interest on the Notes. The ability of any such subsidiary to pay dividends or make cash advances is subject to applicable laws and contractual restrictions, including restrictions under credit agreements between such subsidiary and third party lenders, as well as the financial condition and operating requirements of such subsidiary. As of June 30, 1998, after giving pro forma effect to the application of the net proceeds from the Offering, the Company's subsidiaries would have had total liabilities of approximately $39.8 million. In addition, the Notes will be effectively subordinated to any indebtedness and liabilities (including trade payables) of the Company's present and future subsidiaries.


     The Indenture imposes limits on the ability of the Company and its Subsidiaries (as defined) to incur additional indebtedness and liens and to enter into agreements that would restrict the ability of such future Restricted Subsidiaries to make distributions, loans or other payments to the Company. These limitations are subject to various qualifications. For additional details of these provisions and the applicable qualifications, see "Description of the Notes -- Ranking and Subordination" and "-- Certain Covenants."

FRAUDULENT CONVEYANCE CONSIDERATIONS RELATING TO SUBSIDIARY GUARANTY AGREEMENTS

     Various fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized by a court of competent jurisdiction to subordinate or avoid any Subsidiary Guaranty Agreement issued by a Subsidiary Guarantor. It is also possible that under certain circumstances a court could hold that the direct obligations of a Subsidiary Guarantor could be superior to the obligations under the Subsidiary Guaranty Agreement.

     To the extent that a court were to find that at the time a Subsidiary Guarantor entered into a Subsidiary Guaranty Agreement either (x) the Subsidiary Guaranty Agreement was incurred by a Subsidiary Guarantor with the intent to hinder, delay or defraud any present or future creditor or that a Subsidiary Guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others or (y) the Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for issuing the Subsidiary Guaranty Agreement and, at the time it issued the Subsidiary Guaranty Agreement, the Subsidiary Guarantor (i) was insolvent or rendered insolvent by reason of the issuance of the Subsidiary Guaranty Agreement; (ii) was engaged or about to engage in a business or transaction for which the remaining assets of the Subsidiary Guarantor constituted unreasonably small capital; or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, the court could avoid or subordinate the Subsidiary Guaranty Agreement in favor of the Subsidiary Guarantor's other credits. Among other things, a legal challenge of a Subsidiary Guaranty Agreement issued by a Subsidiary Guarantor on fraudulent conveyance grounds may focus on the benefits, if any, realized by the Subsidiary Guarantor as a result of the issuance by the Company of the Notes. To the extent a Subsidiary Guaranty Agreement is avoided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the Notes would cease to have any claim in respect of such Subsidiary Guarantor and would be creditors solely of the Company.

     The measure of insolvency for purposes of determining whether a transfer is avoidable as a fraudulent transfer varies depending upon the law of the jurisdiction that is being applied. Generally, however, a debtor would be considered insolvent if the sum of all its debts, including contingent liabilities, was greater than the value of all its assets at a fair valuation or if the present fair saleable value of the debtor's assets was less than the amount required to repay its probable liability on its debts, including contingent liabilities, as they become absolute and mature. To the extent that proceeds from the Offering are used to refinance the indebtedness of the Company, a court might find that the Company did not receive fair consideration or reasonably equivalent value for the incurrence of the indebtedness represented by the Notes.

     To the extent that a Subsidiary Guaranty Agreement of any Subsidiary Guarantor is avoided as a fraudulent conveyance or found unenforceable for any other reason, holders of the Notes would cease to have any claim in respect of such Subsidiary Guarantor. In such event, the claims of the holders of the Notes against such Subsidiary Guarantor would be subject to the prior payment of all liabilities and preferred stock claims of such Subsidiary Guarantor. There can be no assurance that, after providing for all prior claims and preferred stock interests, if any, there would be sufficient assets to satisfy the claims of the holders of the Notes relating to any voided portion of the Subsidiary Guaranty Agreement of such Subsidiary Guarantor.

ABSENCE OF PUBLIC MARKET FOR THE NOTES AND WARRANTS; RESTRICTIONS ON RESALE FOR THE WARRANT SHARES

     There is no existing market for the Notes or Warrants and there can be no assurance as to the liquidity of any markets that may develop for the Notes or Warrants, the ability of holders of the Notes or Warrants to sell their Notes or Warrants, or the price at which holders would be able to sell their Notes or Warrants. The Notes and Warrants may only be traded pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Company does not intend to apply for a listing of the Notes or Warrants on any securities exchange or on any automated dealer quotation system. Any trading prices of the Notes and Warrants will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities.

     Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. There can be no assurance that the market, if any, for the Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on the holders of the Notes.

     The Warrant Shares have not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Pursuant to the New Registration Rights Agreement, holders of the Warrants and Warrant Shares have certain registration rights. Prior to the effectiveness of a registration statement registering resales of the Warrant Shares, the ability of the holders to liquidate an investment in the Warrants and Warrant Shares will be limited.

     The issuance of Warrant Shares by the Company upon exercise of Warrants by holders who purchase Warrants directly from the Company will not be covered by a shelf registration statement registering resales of the Warrant Shares. Accordingly, the exercise of Warrants by such holders much be made pursuant to a transaction exempt from registration under the Securities Act.

DEPENDENCE ON EXPLORATORY DRILLING ACTIVITIES

     The Company's revenues, operating results and future rate of growth are highly dependent upon the success of its exploratory drilling program, which will be funded in part with the proceeds of the Offering. Exploratory drilling involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. Despite the use of 3-D seismic and other advanced technologies, exploratory drilling remains a speculative activity. Even when fully utilized and properly interpreted, 3-D seismic and other advanced technologies only assist geoscientists in identifying subsurface structures and do not enable the interpreter to know whether hydrocarbons are in fact present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and the Company could incur losses as a result of such expenditures. The Company's future drilling activities may not be successful. There can be no assurance that the Company's overall drilling success rate or its drilling success rate for activity within a particular province will not decline. Unsuccessful drilling activities could have a material adverse effect on the Company's results of operations and financial condition. The Company often gathers 3-D seismic over large areas. The Company's interpretation of data delineates those portions of an area desirable for drilling. Therefore, the Company may choose not to acquire option and lease rights prior to acquiring seismic and, in many cases, the Company may identify a drilling location before seeking option or lease rights in the location. Although the Company has identified numerous potential drilling locations, there can be no assurance that they will ever be leased or drilled or that natural gas or oil will be produced from these or any other potential drilling locations.

VOLATILITY OF NATURAL GAS AND OIL PRICES

     The Company's revenues, operating results and future rate of growth are highly dependent upon the prices received for the Company's natural gas and oil. Historically, the markets for natural gas and oil have been volatile and are likely to continue to be volatile in the future. Various factors beyond the control of the Company will affect sales prices of its natural gas and oil, including worldwide and domestic supplies of natural gas and oil, the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls, political instability or armed conflict in oil-producing regions, the price and level of foreign imports, the level of consumer demand, the price and availability of alternative fuels, the availability of pipeline capacity, the availability and cost of drilling rigs, weather conditions, domestic and foreign governmental regulations and taxes, and the overall economic environment. During 1997, the high and low prices for natural gas on the NYMEX were $3.79 per MMBtu and $1.78 per MMBtu and the high and low prices for oil on the NYMEX were $26.26 per Bbl and $17.60 per Bbl. From January 1, 1998 through August 7, 1998, the high and low prices for natural gas on the NYMEX were $2.69 per MMBtu and $1.83 per MMBtu and the high and low prices for oil on the NYMEX were $17.82 per Bbl and $11.56 per Bbl. It is impossible to predict future natural gas and oil price movements with certainty. Declines in natural gas and oil prices may materially adversely affect the Company's business, financial condition and results of operations. Lower natural gas and oil prices also may reduce the amount of natural gas and oil that the Company can produce economically. Any significant decline in the price of oil or natural gas would adversely affect the Company's revenues and operating income and may require a reduction in the carrying value of the Company's natural gas and oil properties. See "Risk Factors -- Uncertainty of Reserve Information and Future Net Revenue Estimates," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Matters" and "Business and Properties -- Competition."

     During the six months ended June 30, 1998, the NYMEX crude oil price ranged from $17.82 to $11.56 per barrel. This decline in prices is generally thought to be caused primarily by an oversupply of crude oil inventory created, in part, by an unusually warm winter in the United States and Europe, an announced increase in crude oil production quotas for OPEC countries and a possible decline in demand in certain Asian markets. If such a decline in the NYMEX crude oil price worsens or persists for a protracted period, it would adversely affect the Company's revenues, net income and cash flows from operations. Also, if these prices maintain their present level for an extended time period or decline further, the Company may delay or postpone certain of its capital projects.

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH AND IMPLEMENTATION OF GROWTH STRATEGY

     The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's financial, technical, operational and administrative resources. As the Company increases the number of projects it is evaluating or in which it is participating, there will be additional demands on the Company's financial, technical, operational and administrative resources. In addition, the Company has only limited experience operating and managing field operations, including drilling, and there can be no assurances that the Company will be successful in doing so. Any increase in the Company's activities as an operator will increase its exposure to operating hazards. The failure to continue to upgrade the Company's technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including difficulties in recruiting and retaining geophysicists, geologists, engineers and sufficient numbers of qualified personnel to enable the Company to expand its role in the drilling and production phase, or the reduced availability and/or increased costs of seismic gathering, drilling or other services in the face of growing demand, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Operating Hazards and Uninsured Risks."

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company makes and will continue to make substantial capital expenditures in its exploration and development projects. The Company intends to finance these capital expenditures with the net proceeds from the Offering, cash flow from operations and its existing financing arrangements. Additional financing may be required in the future to fund the Company's exploratory and developmental drilling and 3-D seismic acquisition activities. No assurance can be given as to the availability or terms of any such additional financing that may be required or that financing will continue to be available under the existing or new financing arrangements. If additional capital resources are not available to the Company, its drilling and other activities may be curtailed and its business, financial condition and results of operations could be materially adversely affected. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

HISTORICAL OPERATING LOSSES AND VARIABILITY OF OPERATING RESULTS

     The Company had net losses of approximately $5.1 million in 1993, $1.3 million in 1994, $1.6 million in 1995, $450,000 in 1996, $1.0 million (including a net $1.2 million non-cash deferred income tax charge incurred in connection with the Company's conversion from a partnership to a corporation) in 1997 and $1.2 million in the first six months of 1998. The Company has incurred net losses in each year of operation, and there can be no assurance that the Company will be profitable in the future. At June 30, 1998, the Company's accumulated deficit was $1.2 million and its total stockholders' equity was $42.3 million. In addition, the Company's future operating results may fluctuate significantly depending upon a number of factors, including industry conditions, prices of natural gas and oil, rates of drilling success, rates of production from completed wells and the timing of capital expenditures. This variability could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any failure or delay in the realization of expected cash flows from operating activities could limit the Company's ability to invest and participate in economically attractive projects. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESERVE REPLACEMENT RISK

     In general, production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent the Company conducts successful exploration and development activities or acquires properties containing proved reserves, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future natural gas and oil production is highly dependent upon its ability to economically find, develop or acquire reserves in commercial quantities. The business of exploring for or developing reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of natural gas and oil reserves would be impaired. The Company has historically participated in a substantial percentage of its wells as a non-operator. The failure of an operator of the Company's wells to adequately perform operations, or an operator's breach of the applicable agreements, could adversely impact the Company. In addition, there can be no assurance that the Company's future exploration and development activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs. Furthermore, although the Company's revenues could increase if prevailing prices for natural gas and oil increase significantly, the Company's finding and development costs could also increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OPERATING HAZARDS AND UNINSURED RISKS

     The Company's operations are subject to hazards and risks inherent in drilling for and producing and transporting natural gas and oil, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of the Company and others. As protection against operating hazards, the Company maintains insurance coverage against some, but not all, potential losses. The Company may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. The Company generally maintains insurance for the hazards and risks inherent in drilling for and producing and transporting natural gas and oil and believes this insurance is adequate. Nevertheless, the occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, pollution and environmental risks generally are not fully insurable. See "Business and Properties -- Operating Hazards and Uninsured Risks."

UNCERTAINTY OF RESERVE INFORMATION AND FUTURE NET REVENUE ESTIMATES

     Numerous uncertainties are inherent in estimating quantities of proved reserves and their values, including many factors beyond the Company's control. The reserve information in this Prospectus is an estimate only. Although the Company believes these estimates are reasonable, reserve estimates are imprecise and are expected to change as additional information becomes available. Estimates of natural gas and oil reserves by necessity are projections based on engineering data, and uncertainties are inherent in the interpretation of this data, the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of natural gas and oil that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geologic interpretation, and judgment. Estimates of economically recoverable natural gas and oil reserves and of future net cash flows depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies, and assumptions concerning future natural gas and oil prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, classifications of reserves based on risk of recovery, and estimates of the future net cash flows may vary substantially. Moreover, there can be no assurance that the Company's reserves will ultimately be produced or that the Company's proved undeveloped reserves will be developed within the periods anticipated. Any significant variance in the assumptions could materially affect the estimated quantity and value of the Company's reserves. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. See "Business and Properties -- Natural Gas and Oil Reserves."

     The Present Value of Future Net Revenues referred to in this Prospectus should not be construed as the current market value of the estimated natural gas and oil reserves attributable to the Company's properties. In accordance with applicable requirements of the SEC, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. At December 31, 1997, the date of the estimate of the Company's reserves and present value data, the prices of natural gas and oil on the NYMEX were $2.26 per MMBtu and $17.64 per Bbl, respectively. At August 7, 1998, the prices were $1.83 per MMBtu and $13.80 per Bbl, respectively. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for natural gas and oil, curtailments or increases in consumption by gas purchasers, and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of natural gas and oil properties. In addition, the 10% discount factor, which must be used to calculate discounted future net cash flows for SEC reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

COMPETITION

     The Company operates in the highly competitive areas of natural gas and oil exploration, exploitation, acquisition and production with other companies. In seeking to acquire desirable producing properties or new leases for future exploration and in marketing its natural gas and oil production, as well as in seeking to acquire the equipment and expertise necessary to operate and develop those properties, the Company faces intense competition from a large number of independent, technology-driven companies as well as both major and other independent natural gas and oil companies. Many of these competitors have financial and other resources substantially in excess of those available to the Company. The effects of this highly competitive environment could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business and Properties -- Competition."

COMPLIANCE WITH GOVERNMENTAL REGULATIONS

     The Company's business is subject to federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, natural gas and oil, as well as safety matters. Although the Company believes it is in substantial compliance with all applicable laws and regulations, legal requirements are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Significant expenditures may be required to comply with governmental laws and regulations. See "Business and Properties -- Governmental Regulation."

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to complex environmental laws and regulations adopted by federal, state and local governmental authorities. Environmental laws and regulations are frequently changed. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on the Company. The discharge of natural gas, oil, or other pollutants into the air, soil or water may give rise to significant liabilities on the part of the Company to the government and third parties and may require the Company to incur substantial costs of remediation. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the Company's results of operations and financial condition. See "Business and Properties -- Environmental Matters."

RISK OF HEDGING ACTIVITIES

     In an attempt to reduce its sensitivity to energy price volatility, the Company has in the past and may continue in the future to enter into hedging transactions that generally result in a fixed price over a fixed period. If the Company's reserves are not produced at rates equivalent to the hedged position, the Company would be required to satisfy its obligations under hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of its own production. Further, the terms under which the Company enters into hedging contracts are based on assumptions and estimates of numerous factors such as cost of production and pipeline and other transportation costs to delivery points. Substantial variations between the assumptions and estimates used by the Company and actual results experienced could materially adversely affect the Company's anticipated profit margins and its ability to manage the risk associated with fluctuations in natural gas and oil prices. Additionally, hedging contracts limit the benefits the Company will realize if actual prices rise above the contract prices. In addition, hedging contracts are subject to the risk that the other party may prove unable or unwilling to perform its obligations under such contracts. Any significant nonperformance could have a material adverse financial effect on the Company. For the year ended December 31, 1997, the Company realized a reduction in revenues attributable to oil hedges of $6,191. In 1997 the Company did not hedge any of its natural gas production. In February 1998, the Company entered into a hedging contract whereby 10,000 MMBtu per day of natural gas is purchased and sold subject to a fixed price swap agreement for monthly periods from April 1998 through October 1999. Pursuant to these arrangements the Company exchanges a floating market price for a fixed contract price. As a result of this natural gas hedging contract, the Company realized an increase in revenues of $38,700 in the three months ended June 30, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other Matters."

MARKETABILITY OF PRODUCTION

     The marketability of the Company's production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. The Company delivers natural gas through gas transportation systems that it generally does not own. Federal and state regulation of natural gas and oil production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect the Company's ability to produce and market its natural gas and oil. Any dramatic change in market factors could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

     The Company has assembled a team of geologists, geophysicists and engineers having considerable experience applying 3-D imaging technology. The Company is dependent upon the knowledge, skills and experience of these experts to provide 3-D imaging and assist the Company in reducing the risks associated with its participation in natural gas and oil exploration projects. In addition, the success of the Company's business also depends to a significant extent upon the abilities and continued efforts of its management, particularly Ben M. Brigham, the Company's President, Chief Executive Officer and Chairman of the Board. The Company has an employment agreement with Ben M. Brigham, but does not have an employment agreement with any of its other employees. The Company has key man life insurance on Mr. Brigham in the amount of $2.0 million. The loss of services of key management personnel or the Company's technical experts, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be successful in attracting and retaining such executives, geophysicists, geologists and engineers. See "Management -- Directors and Executive Officers" and "Business and Properties -- Exploration Staff."

CONTROL BY EXISTING STOCKHOLDERS


     Upon completion of the Offering, directors, executive officers and principal stockholders of the Company, and certain of their affiliates, will beneficially own approximately 66% of the Company's outstanding Common Stock. Accordingly, these stockholders, as a group, will be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in the Company's Certificate of Incorporation or Bylaws and the approval of mergers and other significant corporate transactions. The existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of Common Stock will be able to affect the management or direction of the Company. These factors may also have the effect of delaying or preventing a change in the management or voting control of the Company. See "Principal Stockholders."


YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish the 21st century dates from 20th century dates. As a result, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. The Company believes that its software products are Year 2000 compliant and does not anticipate incurring material costs related to Year 2000 compliance. However, there can be no assurance that the Company's software products contain all necessary software routines and programs necessary for the accurate calculation, display, storage and manipulation of data involving dates. Moreover, the Company cannot determine what effect, if any, the Year 2000 requirements will have on its vendors, customers, other businesses with which its conducts business and the numerous local, state, federal, and other U.S. and foreign governmental entities by which it is regulated, governed or taxed. No assurance can be given that the computer systems and software of such entities will be Year 2000 compliant or that compliance costs or the impact of the Company's failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company's business, financial position and results of operations.

CERTAIN ANTITAKEOVER CONSIDERATIONS

     The Company's Certificate of Incorporation authorizes the Board of Directors of the Company to issue up to 10 million shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board of Directors may determine. These provisions, alone or in combination with the matters described in "Risk Factors -- Control by Existing Stockholders," may discourage transactions involving actual or potential changes of control of the Company, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of Common Stock. The Company also is subject to provisions of the Delaware General Corporation Law that may make some business combinations more difficult. See "Description of Capital Stock -- Delaware Law Provisions."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


     Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. Upon completion of the Offering the Company will have 13,306,206 shares of Common Stock outstanding. 8,803,574 shares of Common Stock that were issued in reliance on exemptions from the registration requirements of the Securities Act are now eligible for sale under Rule 144, subject to compliance with the volume and other limitations of Rule 144, and 4,502,632 shares of Common Stock that will be issued in the Offering or were sold in the Company's initial public offering are freely tradeable, except to the extent that they are held by affiliates of the Company. Investors holding 8,296,431 shares have the right to require the Company to register the public resale of their shares and holders of 8,803,574 shares are entitled to "piggyback" registration rights. The holders of the Shares and Warrants will have demand and "piggyback" registration rights with respect to the Shares and the Warrant Shares, respectively. Options covering 935,987 shares of Common Stock are outstanding, with an average exercise price of $7.61 per share, subject to vesting. As a result of the Offering, Warrants to purchase 1,000,000 shares of Common Stock will be outstanding with an exercise price of $10.45 per share. See "Shares Eligible for Future Sale," "Description of Capital Stock -- Registration Rights" and "Registration Rights Relating to the Warrants and Shares."


POSSIBLE STOCK PRICE VOLATILITY

     The trading price of the Common Stock and the price at which the Company may sell securities in the future could be subject to large fluctuations in response to limited trading volume in the Company's stock and changes in government regulations, quarterly variations in operating results, litigation, general market conditions, the prices of natural gas and oil, announcements by the Company and its competitors, the liquidity of the Company, the Company's ability to raise additional funds and other events.

                                  THE COMPANY

     Brigham Exploration Company was formed in February 1997 as a Delaware corporation and is the holding company for Brigham Oil & Gas, L.P. (the "Partnership"). The Partnership was formed in May 1992 by contribution of assets of Brigham, Inc., and its general partners were General Atlantic Partners III, L.P., a Delaware limited partnership ("GAP III"), and Brigham, Inc. Under the Exchange Agreement (the "Exchange Agreement"), effective February 27, 1997, the following transactions occurred: (i) GAP III and the limited partners of the Partnership transferred all their partnership interests to the Company in exchange for an aggregate of 3,314,286 shares of Common Stock, (ii) the stockholders of Brigham, Inc. transferred all the issued and outstanding stock of Brigham, Inc. to the Company in exchange for an aggregate of 3,859,821 shares of Common Stock and (iii) Resource Investors Management Company Limited Partnership ("RIMCO") exchanged all of the Partnership's subordinated convertible notes for 1,754,464 shares of Common Stock. These transactions are referred to in this Prospectus as the "Exchange." The stockholders of Brigham, Inc. were Ben M. Brigham, President, Chief Executive Officer and Chairman of the Board of the Company, and Anne L. Brigham, Executive Vice President and a Director of the Company. The limited partners of the Partnership included the following officers and/or directors of the Company, who received shares of Common Stock in the Exchange as indicated: Jon L. Glass, Vice
President -- Exploration and a Director (66,964 shares); Craig M. Fleming, Chief Financial Officer (44,643 shares); David T. Brigham, Vice President -- Land and Administration and Corporate Secretary (44,643 shares); and Harold D. Carter, a Director (350,893 shares). As a result of the Exchange, Brigham Exploration Company owns, directly or indirectly, all the partnership interests in the Partnership and no instruments, agreements or rights exist which may be converted, exchanged into, or otherwise become interests in the Partnership. The Company conducts its active business operations through the Partnership. References to the "Company" or to "Brigham" are to Brigham Exploration Company and its predecessors and subsidiaries, including the Partnership and Brigham, Inc.

     Brigham's principal executive offices are located at 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730 and its telephone number is
(512) 427-3300.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Notes, Warrants and Shares offered by the Company are approximately $47.5 million, based on a price of $9.50 per share for the Shares and after deducting the estimated fees and expenses of the Offering.


     The Company intends to use the net proceeds of the Offering to fund the Company's accelerated exploration and development activities and in the interim for repayment of outstanding indebtedness under the Credit Facility (as defined) ($72 million was outstanding at August 7, 1998). The interest rate for borrowings under the Credit Facility is either the lender's base rate or LIBOR plus 2.25%, at the Company's option. Borrowings under the facility, which matures on January 26, 2001, currently bear interest at an annual rate of approximately 8.6%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Revolving Credit Facilities" for a description of the Credit Facility.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is traded on The Nasdaq Stock Market(SM) under the symbol "BEXP." The following table sets forth, for the periods indicated, the reported high and low closing prices of the Company's Common Stock, as reported on The Nasdaq Stock Market(SM):


                                                               HIGH          LOW
                                                              ------        ------
FISCAL 1997:
Second Quarter (from May 9, 1997)...........................  $ 8.75        $ 7.08
Third Quarter...............................................   14.31          8.25
Fourth Quarter..............................................   17.13         12.00
FISCAL 1998:
First Quarter...............................................  $14.00        $10.50
Second Quarter..............................................   15.50          8.75
Third Quarter (through August 18, 1998).....................   10.25          7.00



     On August 18, 1998, the last reported sale price of the Common Stock as reported on The Nasdaq Stock Market(SM) was $8.25 per share. As of August 18, 1998 there were 67 holders of record of the Common Stock.


     The Company has never declared or paid cash dividends on its Common Stock and anticipates that all future earnings will be retained for use in its business. In addition, the Credit Facility and the Indenture prohibit the payment of cash dividends on Common Stock. The Board of Directors of the Company may review the Company's dividend policy from time to time in light of, among other things, the Company's earnings and financial position. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company (i) as of June 30, 1998 and (ii) as adjusted for the Offering and the application of the net proceeds therefrom. The table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto in this Prospectus.


                                                               AS OF JUNE 30, 1998
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Total debt:
  Credit Facility...........................................  $ 68,000    $ 20,450
  Senior Subordinated Secured Notes due 2003................        --      35,500
                                                              --------    --------
          Total debt........................................    68,000      55,950
                                                              --------    --------
Stockholders' equity:
  Preferred Stock, $.01 par value, 10 million shares
     authorized; no shares outstanding actual, and as
     adjusted...............................................        --          --
  Common Stock, $.01 par value, 30 million shares
     authorized; 12,253,574 shares issued and outstanding
     actual and 13,306,206 as adjusted(1)...................       123         133
  Additional paid-in capital................................    44,292      58,212
  Unearned stock compensation...............................      (880)       (880)
  Accumulated deficit.......................................    (1,201)     (1,201)
                                                              --------    --------
          Total stockholders' equity........................    42,334      56,264
                                                              --------    --------
Total capitalization........................................  $110,334    $112,214
                                                              ========    ========

---------------


(1) Excludes (i) 1,588,169 shares of Common Stock the Company has reserved for future issuance under the Company's 1997 Incentive Plan and 25,000 shares of Common Stock reserved for issuance under the Company's 1997 Director Stock Option Plan, of which options to purchase 935,987 shares, subject to vesting, with an average exercise price of $7.61 per share are outstanding, and (ii) on an as adjusted basis, Warrants to purchase 1,000,000 shares of Common Stock with an exercise price of $10.45 per share. See "Management" and Note 11 of Notes to the December 31, 1997 Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth selected financial data of the Company. The data for the three years ended December 31, 1997 has been derived from the consolidated financial statements appearing in this Prospectus. The data for the two years ended December 31, 1994 has been derived from consolidated financial statements not appearing in this Prospectus. The consolidated financial data at June 30, 1998 and for the six months ended June 30, 1998 and June 30, 1997 have been derived from the condensed consolidated financial statements of the Company which, in the opinion of management, include all adjustments, consisting only of normal adjustments, necessary for a fair presentation of the results for the periods. The results for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the full year. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.


                                                                                                          SIX MONTHS
                                                                                                            ENDED
                                                           YEAR ENDED DECEMBER 31,                         JUNE 30,
                                              --------------------------------------------------     --------------------
                                               1993       1994      1995       1996       1997        1997         1998
                                              -------    -------   -------   --------   --------     -------     --------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Natural gas and oil sales...............  $   937    $ 2,565   $ 3,578   $  6,141   $  9,184     $ 3,854     $  7,130
    Workstation revenue.....................      467        815       635        627        637         324          247
                                              -------    -------   -------   --------   --------     -------     --------
        Total revenues......................    1,404      3,380     4,213      6,768      9,821       4,178        7,377
  Costs and expenses:
    Lease operating.........................      111        491       761        726      1,151         470          978
    Production taxes........................       47        126       165        362        549         219          450
    General and administrative..............    1,433      1,785     1,897      2,199      3,570       1,455        2,293
    Depletion of natural gas and oil
      properties............................    4,371(1)   1,104     1,626      2,323      2,732       1,395        2,784
    Depreciation and amortization...........      406        561       533        487        582         287          365
                                              -------    -------   -------   --------   --------     -------     --------
        Total costs and expenses............    6,368      4,067     4,982      6,097      8,584       3,826        6,870
                                              -------    -------   -------   --------   --------     -------     --------
  Operating income (loss)...................   (4,964)      (687)     (769)       671      1,237         352          507
  Other income (expense):
    Interest income.........................        6         56       128         52        145          81           77
    Interest expense........................     (105)      (668)     (936)    (1,173)    (1,190)       (546)      (2,432)
                                              -------    -------   -------   --------   --------     -------     --------
        Total other income (expense)........      (99)      (612)     (808)    (1,121)    (1,045)       (465)      (2,355)
                                              -------    -------   -------   --------   --------     -------     --------
  Net income (loss) before income taxes.....   (5,063)    (1,299)   (1,577)      (450)       192        (113)      (1,848)
  Income tax (expense) benefit, net.........       --         --        --         --     (1,228)(2)  (4,813)(2)      621
                                              -------    -------   -------   --------   --------     -------     --------
        Net loss............................  $(5,063)   $(1,299)  $(1,577)  $   (450)  $ (1,036)    $(4,926)    $ (1,227)
                                              =======    =======   =======   ========   ========     =======     ========
  Net loss per share -- basic/diluted.......  $ (0.57)   $ (0.15)  $ (0.18)  $  (0.05)  $  (0.09)    $ (0.50)    $  (0.10)
  Weighted average shares outstanding --
    basic/diluted...........................    8,929      8,929     8,929      8,929     11,081       9,890       12,254
STATEMENT OF CASH FLOWS DATA:
  Net cash provided by (used in) operating
    activities..............................  $  (730)   $   626   $ 1,383   $  3,710   $  9,806     $  (195)    $ (1,692)
  Net cash used in investing activities.....   (6,983)    (5,463)   (8,005)   (11,796)   (57,300)    (12,105)     (30,884)
  Net cash provided by financing
    activities..............................    7,839      4,634     7,724      7,731     47,748      15,842       33,981
OTHER FINANCIAL DATA:
  Capital expenditures......................  $ 6,632    $ 5,445   $ 7,935   $ 13,612   $ 57,170     $11,796     $ 30,044
  EBITDA(3).................................     (187)       978     1,390      3,481      4,551       2,034        3,656
  Operating cash flow(4)....................     (286)       366       582      2,360      3,506       1,569        1,567
  Ratio of earnings to fixed charges(5).....       --         --        --         --        1.1x         --           --
PRO FORMA FINANCIAL DATA(6):
  Ratio of earnings to fixed charges(5).....                                                  --                       --
  Interest expense(6).......................                                            $  2,325                 $  3,252


                                                              AS OF DECEMBER 31,                        AS OF JUNE 30,
                                              --------------------------------------------------     --------------------
                                               1993       1994      1995       1996       1997        1997         1998
                                              -------    -------   -------   --------   --------     -------     --------
BALANCE SHEET DATA:
  Cash and cash equivalents.................  $   903    $   700   $ 1,802   $  1,447   $  1,701     $ 4,989     $  3,106
  Natural gas and oil properties, at cost,
    net.....................................    7,803     11,970    18,538     28,005     84,176      40,199      114,454
  Total assets..............................   14,003     15,781    22,916     33,614     92,401      51,046      129,699
  Notes payable.............................    3,000      7,950    16,000     24,000     32,000          --       68,000
  Stockholders' equity......................    6,570      5,271     3,694      3,244     43,153      38,919       42,334

---------------

(1) Includes a capitalized ceiling impairment charge of $3.3 million in 1993.

(2) In conjunction with the Exchange, the Company recorded a deferred income tax liability of $5 million to recognize the temporary differences between the financial statement and tax bases of the assets and liabilities of the Partnership at February 27, 1997, the date of the Exchange. During the fourth quarter of 1997, the Company elected to record a step-up in basis of its assets for tax purposes as a result of the Exchange. Related to this election, the Company recorded a $3.8 million deferred income tax benefit, resulting in a net $1.2 million ($.10 per share) non-cash deferred income tax charge for the year ended December 31, 1997. See Note 2 of Notes to the December 31, 1997 Consolidated Financial Statements.

(3) EBITDA represents net income (loss) plus income taxes, net interest expense and depreciation, depletion and amortization expense. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(4) Operating cash flow represents net income (loss) plus DD&A expenses, deferred income taxes and other non-cash items. Operating cash flow should not be considered in isolation or as a substitute for net income, cash flows from operating activities or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(5) For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income (loss) of the Company from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense, including amortization of loan fees, and the portion of rental expense pursuant to operating leases deemed to be representative of the interest component. Earnings were insufficient to cover fixed charges by $5.1 million, $1.3 million, $1.6 million and $450,000 for the years ended December 31, 1993, 1994, 1995 and 1996, respectively, and $113,000 and $1.9 million for the six months ended June 30, 1997 and 1998, respectively. Pro forma earnings were insufficient to cover pro forma fixed charges by $943,000 for the year ended December 31, 1997 and $2.7 million for the six months ended June 30, 1998.

(6) The pro forma financial data have been prepared on the basis of the following assumptions: (i) the Offering was consummated at the beginning of the respective periods, (ii) the average debt outstanding during the year ended December 31, 1997 of $12 million was refinanced with proceeds from the Notes, (iii) debt outstanding during the first six months of 1998 was partially repaid with proceeds from the issuance of $10 million of Shares and was partially refinanced with proceeds from the $40 million of Notes and
    (iv) the Notes bear an assumed effective interest rate of 15.7%.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is an independent exploration and production company that applies 3-D seismic imaging and other advanced technologies to systematically explore and develop onshore domestic natural gas and oil provinces. From inception in 1990 through December 31, 1997, Brigham had acquired 4,005 square miles of 3-D seismic, identified 1,170 potential drilling locations and drilled 370 wells delineated by 3-D seismic analysis. The Company believes this performance demonstrates a systematic methodology for finding natural gas and oil in onshore domestic natural gas and oil provinces.

     Combining its geologic and geophysical expertise with a sophisticated land effort, the Company manages the majority of its projects from conception through 3-D acquisition, processing and interpretation and leasing. Because it generates most of its projects, the Company can control the size of the working interest that it retains as well as the selection of the operator and the non-operating participants. Additionally, the Company manages the negotiation and drafting of most of its geophysical exploration agreements, resulting in reduced contract risk and more consistent deal terms. In 1995, the Company began to manage operations, on a limited basis, through the drilling and production phases. The Company had discovered an aggregate of approximately 72 Bcfe of net proved reserves as of December 31, 1997. Brigham continues to increase the working interest it retains in its projects, based on capital availability and perceived risk. The Company's average working interest in its wells drilled during 1995, 1996 and 1997 was 24%, 24% and 38%, respectively.

     Expenditures made in natural gas and oil exploration vary from project to project depending primarily on the costs related to land, seismic acquisition, drilling costs and the working interest retained by the Company. Historically, the Company's participants have borne a disproportionate share of the costs of optioning available acreage and acquiring, processing and interpreting the 3-D seismic, and the Company and its participants each bear leasing, drilling and completion costs in proportion to their ownership interests. Brigham currently intends to retain increased working interests in its current 3-D seismic projects, thereby reducing the financial leverage it has historically received on the costs of optioning available acreage and acquiring, processing and interpreting the 3-D seismic and increasing its working interests during the drilling phase.

     From inception through 1996, the Company acquired 2,762 square miles of 3-D seismic in 104 projects. Initially, the Company focused its efforts in West Texas. In 1995, the Company began to devote substantial attention to the Anadarko Basin, and since 1996 the Company has devoted the majority of its resources to the Anadarko Basin and Gulf Coast. With this shift in regional focus, the majority of the Company's production volumes has shifted from oil to natural gas. To finance these project generation and drilling activities, the Company has supplemented cash flow from operations with private placements of debt and equity, commercial bank credit facilities and placements of working interests in projects with industry participants. As the Company's cash flows from operations and other sources of capital have increased, it has retained larger average working interests in its projects.

     In 1997, the Company acquired 1,243 square miles of 3-D seismic and continued to focus the majority of its 3-D exploration efforts in the Anadarko Basin and the Gulf Coast. The Company acquired 648 square miles (52%) of 3-D seismic in nine projects in the Anadarko Basin, making this basin the most active 3-D seismic acquisition province for the Company again in 1997. Brigham also significantly increased its Gulf Coast activity, acquiring 412 square miles (33%) of 3-D seismic in four projects. During 1997, the Company drilled seventy-three 3-D seismic delineated wells, increasing its revenues from natural gas and oil production to $9.1 million. The Company's production volumes consisted of 44% natural gas on an equivalent basis. The Company's average working interest in wells drilled in 1997 was 38%. The Company's fourth quarter 1997 revenue from natural gas and oil production increased to $3.2 million from $1.9 million in the fourth quarter of 1996, while its production volumes consisted of 53% natural gas during the fourth quarter 1997 as compared with 36% during the prior year period. The Company supplemented cash flow from operations with borrowings under the credit facility it had in place at the time, $24 million raised in its initial public offering of common stock in May 1997 and the placement of working interests in projects to industry participants to finance its project generation, property acquisition and drilling activities.

     The Company uses the full-cost method of accounting for its natural gas and oil properties. Under this method, all acquisition, exploration and development costs, including certain internal costs that are directly attributable to the Company's acquisition, exploration and development activities, are capitalized in the amortizable base of the "full-cost pool" as incurred. Upon the interpretation by the Company of the 3-D seismic associated with unproved properties, the geological and geophysical costs of acreage that is not specifically identified as prospective are transferred to the amortizable base. Geological and geophysical costs associated with prospective acreage, as well as leasehold costs, are transferred to the amortizable base when the prospects are drilled. The Company records depletion of its full-cost pool using the unit of production method. To the extent that the costs capitalized in the full-cost pool (net of depreciation, depletion and amortization and related deferred taxes) exceed the present value (using a 10% discount rate) of estimated future net after-tax cash flows from proved natural gas and oil reserves plus the capitalized cost of unproved properties, such costs are charged to operations. Once incurred, a write-down of natural gas and oil properties is not reversed at a later date. See Note 2 of Notes to the December 31, 1997 Consolidated Financial Statements.

     In connection with the Exchange in 1997, the Company issued options to purchase 644,097 shares of Common Stock to certain of its officers and employees. The Company recorded an unearned stock compensation balance of $1.9 million in the first quarter 1997, of which approximately one-half will be added to the amortizable base of the full-cost pool over the vesting period of the options and the balance will be recorded as a noncash compensation expense over the vesting period of the options. As a result, the Company expects to incur unearned stock compensation amortization expenses of approximately $290,000 in 1998, $140,000 in 1999 and an aggregate of $170,000 in the four years thereafter.

     The Company's predecessor was classified as a partnership for federal income tax purposes. Therefore, no income taxes were paid or provided for by the Company prior to the Exchange. The Company is a taxable entity. In connection with the Exchange on February 27, 1997, the Company incurred a $5 million charge to record a deferred income tax liability to recognize the differences between the financial statement basis and tax basis of the Company's predecessor partnership's natural gas and oil properties at the Exchange date, given the provisions of enacted tax laws. During the fourth quarter 1997, the Company elected to record a step-up in the basis of its assets for tax purposes as a result of the Exchange. Due to this election, the Company recorded a $3.8 million non-cash deferred income tax benefit during the fourth quarter 1997, which resulted in a net $1.2 million non-cash deferred income tax charge for the year ended December 31, 1997.

RESULTS OF OPERATIONS

     The following table sets forth certain operating data for the periods presented.

                                                                              SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,          JUNE 30,
                                                --------------------------    -----------------
                                                 1995      1996      1997      1997       1998
                                                ------    ------    ------    ------     ------
Production:
  Natural gas (MMcf)..........................     272       698     1,382       457      1,947
  Oil (MBbls).................................     177       227       291       127        232
  Natural gas equivalent (MMcfe)..............   1,332     2,060     3,126     1,222      3,338
Average sales prices per unit (1):
  Natural gas (per Mcf).......................  $ 1.62    $ 2.30    $ 2.56    $ 2.62     $ 2.10
  Oil (per Bbl)...............................   17.76     19.98     19.40     20.87      13.15
  Natural gas equivalent (per Mcfe)...........    2.69      2.98      2.94      3.16       2.14
Costs and expenses per Mcfe:
  Lease operating.............................  $ 0.57    $ 0.35    $ 0.37    $ 0.38     $ 0.29
  Production taxes............................    0.12      0.18      0.18      0.18       0.13
  General and administrative..................    1.42      1.07      1.14      1.19       0.69
  Depletion of natural gas and oil
     properties...............................    1.22      1.13      0.87      1.14       0.83

---------------

(1) Reflects the effects of the Company's hedging activities. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Other Matters."

  Six Months Ended June 30, 1998 Compared to Six Months Ended June 30, 1997

     Natural gas and oil sales. Natural gas and oil sales increased 85% from $3.9 million in the first six months of 1997 to $7.1 million in the first six months of 1998. Of this increase, $6.6 million was attributable to an increase in production, offset by $3.4 million was attributable to a decrease in the average sales price for natural gas and oil. Production volumes for natural gas increased 326% from 457 MMcf in the first six months of 1997 to 1,947 MMcf in the first six months of 1998. The average price received for natural gas decreased 20% from $2.62 per Mcf in the first six months of 1997 to $2.10 per Mcf in the first six months of 1998. Production volumes for oil increased 82% from 127 MBbls in the first six months of 1997 to 232 MBbls in the first six months of 1998. The average price received for oil decreased 37% from $20.87 per Bbl in the first six months of 1997 to $13.15 per Bbl in the first six months of 1998. Natural gas and oil sales were increased by production from wells completed since the first six months of 1997 partially offset by the natural decline of existing production, and from certain wells acquired from Ward Petroleum in Grady County, Oklahoma which were included in the Company's results of operations effective September 1, 1997. As a result of hedging activities, natural gas revenues increased $38,700 for the first six months of 1998, compared to a decrease in oil revenues of $6,191 for the first six months of 1997.

     Lease operating expenses. Lease operating expense increased 108% from $470,000 in the first six months of 1997 to $978,000 in the first six months of 1998, while on a per unit of production basis, lease operating expenses for the same periods decreased 26% from $.39 per Mcfe to $.29 per Mcfe. The increase in lease operating expenses was primarily due to an increase in the number of producing wells for the first six months of 1998 as compared with the same period in 1997. The decrease in the per unit rate was primarily due to an increase in natural gas production as a percentage of total equivalent production (38% and 58% for the first six months of 1997 and 1998, respectively) since a typical natural gas well produces with lower average lease operating costs per unit of production than a typical oil well.

     Production taxes. Production taxes increased 106% from $219,000 ($.18 per Mcfe) for the first six months of 1997 to $450,000 ($.13 per Mcfe) for the first six months of 1998 as a direct result of increased production volumes. The effective average production tax rate remained unchanged at 6% of natural gas and oil sales revenues for the first six months of both 1997 and 1998.

     General and administrative expenses. General and administrative expenses increased 58% from $1.5 million in the first six months of 1997 to $2.3 million n the first six months of 1998. This increase was primarily attributable to the hiring of additional employees to support the Company's increased level of operational activities. Additionally, office rent, other office expenses and costs related to the administration of a public corporation increased for the first six months of 1998 as compared to the same period for 1997. On a per unit of production basis, general and administrative expenses decreased 42% from $1.19 per Mcfe for the first six months of 1997 to $.69 per Mcfe for the first six months of 1998.

     Depletion of natural gas and oil properties. Depletion of natural gas and oil properties increased 100% from $1.4 million ($1.14 per Mcfe) in the first six months of 1997 to $2.8 ($.83 per Mcfe) in the first six months of 1998. Of this net increase, $2.4 million was due to the increase in production volumes which was offset by $1 million due to a 27% decrease in the depletion rate. The depletion rate per unit of production decreased due to an increase in natural gas and oil reserves at lower average capital costs.

     Interest expense. Net interest expense increased from $465,000 in the first six months of 1997 to $2.4 million in the first six months of 1998. This increase was primarily due to a higher average outstanding balance offset partially by a lower effective interest rate. The weighted average outstanding debt balance increased from $13.2 million in the first six months of 1997 to $51.3 million in the first six months of 1998. The effective interest rate increased 16% from 8.1% in the first six months of 1997 to 9.4% in the first six months of 1998. In May 1997, the Company received $23.9 million for the sale of shares of its common stock in a public offering. A portion of these proceeds were used to repay the $13.3 million in debt outstanding at that date. The increase in the average outstanding debt during the first six months of 1998 compared to the same period for 1997 was due to increased capital expenditures related to the Company's exploration activities during the first six months of 1998 and the repayment of debt which occurred in the first six months of 1997. The increase in the average outstanding debt balance was primarily a result of increased capital expenditures related to the Company's exploration activities. Interest expense increased an additional $266,000 for the first six months of 1998 compared to the same period for 1997 due to the amortization of deferred loan fees totaling approximately $1.9 million incurred in connection with the establishment of the Credit Facility in January 1998. The amortization of these deferred loan fees will continue to be recognized in the amount of approximately $159,000 per quarter over the term of the Credit Facility which matures in January 2001.

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Natural gas and oil sales. Natural gas and oil sales increased 50% from $6.1 million in 1996 to $9.2 million in 1997. Production volume increases accounted for $3.2 million (104%) of this increase and were offset by $134,000 (4%) from a decrease in the average sales price received for natural gas and oil sales. Production volumes for natural gas increased 98% from 698,036 Mcf in 1996 to 1,381,996 Mcf in 1997. The average price received for natural gas increased 11% from $2.30 per Mcf in 1996 to $2.56 per Mcf in 1997. Production volumes for oil increased 28% from 226,925 Bbls in 1996 to 290,624 Bbls in 1997. The average price received for oil decreased 3% from $19.98 per Bbl in 1996 to $19.40 per Bbl in 1997. Natural gas and oil sales were increased by production from 46 wells completed in 1997, which was partially offset by the natural decline of existing production. Hedging activities in 1997 reduced the amount by which oil revenues increased by $6,191, compared to a decrease in oil revenues of $301,280 as a result of hedging activities in 1996.

     Workstation revenue. Workstation revenue increased 2% from $627,255 in 1996 to $636,702 in 1997. Workstation revenue is recognized by the Company as industry participants in the Company's seismic programs are charged an hourly rate for the work performed by the Company on its 3-D seismic interpretation workstations. The Company expects workstation revenue to decline in 1998 due to the Company increasing its working interest in the square miles of 3-D seismic acquired beginning in 1997, reducing the net hours billed to its participants.

     Lease operating expenses. Lease operating expenses increased 59% from $725,785 ($.35 per Mcfe) in 1996 to $1,151,238 ($.37 per Mcfe) in 1997. The
increase was primarily due to an increase in producing wells during the year.

     Production taxes. Production taxes increased 52% from $362,000 ($.18 per Mcfe) in 1996 to $549,000 ($.18 per Mcfe) in 1997 as a direct result of increased production volumes. The effective average production tax rate remained unchanged at 6% of natural gas and oil sales revenues for each period.

     General and administrative expenses. General and administrative expenses increased 62% from $2.2 million ($1.07 per Mcfe) in 1996 to $3.6 million ($1.14 per Mcfe) in 1997. Approximately $300,000 of the increase in 1997 resulted from nonrecurring expenses related to the Company's relocation of its corporate headquarters from Dallas, Texas to Austin, Texas, and the balance was primarily attributable to the hiring of additional personnel and related expenses necessary to manage the Company's growing operations. The increase in the per unit rate was a result of a greater increase in aggregate general and administrative expenses than natural gas and oil production volumes from 1996 to 1997 due to the aforementioned factors.

     Depletion of natural gas and oil properties. Depletion of natural gas and oil properties increased 18% from $2.3 million ($1.13 per Mcfe) in 1996 to $2.7 million ($0.87 per Mcfe) in 1997 as a result of higher production volumes. The per unit amount decreased due to the addition of proved reserves during 1997.

     Interest expense. Interest expense was essentially unchanged from 1996 to 1997 as the Company's lower average outstanding debt balance in 1997 was offset by a higher effective average interest rate. The weighted average outstanding debt balance decreased 39% from $19.7 million in 1996 to $12 million in 1997. The effective interest rate increased 83% from 5.7% in 1996 to 10.5% in 1997. The decrease in the weighted average outstanding debt balance and increase in the effective average interest rate resulted primarily from the conversion to equity of privately placed 5% notes (the "5% Notes") in February 1997, the retirement of

$13.3 million of borrowings under its previous credit facility in connection with the Company's May 1997 initial public offering, and $32 million of borrowings incurred under its previous credit facility subsequent to the Company's initial public offering to fund the Company's increased exploration activity and its $13.5 million acquisition of properties from Mobil adjacent to its West Bradley 3-D Project area. The Company's previous credit facility had an effective interest rate of 8.8% at December 31, 1997.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Natural gas and oil sales. Natural gas and oil sales increased 72% from $3.6 million in 1995 to $6.1 million in 1996. Of this increase, $2.0 million or 76% was attributable to an increase in production, and $607,894 or 24% was attributable to an increase in the average sales price received for natural gas and oil. Production volumes for natural gas increased 157% from 271,707 Mcf in 1995 to 698,036 Mcf in 1996. The average price received for natural gas increased 42% from $1.62 per Mcf in 1995 to $2.30 per Mcf in 1996. Production volumes for oil increased 28% from 176,693 Bbls in 1995 to 226,925 Bbls in 1996. The average price received for oil increased 13% from $17.76 per Bbl in 1995 to $19.98 per Bbl in 1996. Natural gas and oil sales were increased by production from 42 wells completed in 1996, which was partially offset by the sale of certain producing properties in January 1996 and the natural decline of existing production. Hedging activities in 1996 reduced the amount by which oil revenues increased by $301,280, compared to an increase in oil revenues of $40,849 as a result of hedging activities in 1995.

     Workstation revenue. Workstation revenue decreased 1% from $635,401 in 1995 to $627,255 in 1996, primarily as a result of a decrease in the rate at which 3-D seismic was acquired in 1995 and interpreted in 1996.

     Lease operating expenses. Lease operating expenses decreased 5% from $760,784 ($.57 per Mcfe) in 1995 to $725,785 ($.35 per Mcfe) in 1996. The
decrease was primarily due to the sale of certain producing properties in January 1996 partially offset by an increase in producing wells. The decrease in the per unit rate was a result of the sale of higher cost oil wells in January 1996 and an increase in the percentage of production from natural gas wells.

     Production taxes. Production taxes increased 119% from $165,000 ($.12 per Mcfe) in 1995 to $362,000 ($.18 per Mcfe) in 1996 primarily as a result of increased production volumes. The effective average production tax rate increased from 4.6% in 1995 to 6% in 1996, reflecting the increased percentage of total production attributable to natural gas, which is taxed at a higher effective rate than oil.

     General and administrative expenses. General and administrative expenses increased 16% from $1.9 million ($1.42 per Mcfe) in 1995 to $2.2 million ($1.07 per Mcfe) in 1996. Approximately $110,000 of the increase in 1996 resulted from salary increases for employees, and the remainder was primarily attributable to an increase in third-party consulting fees. The decrease in the per unit rate was a result of the increase in natural gas and oil production from 1995 to 1996.

     Depletion of natural gas and oil properties. Depletion of natural gas and oil properties increased 43% from $1.6 million ($1.22 per Mcfe) in 1995 to $2.3 million ($1.13 per Mcfe) in 1996 as a result of higher production volumes.

     Interest expense. Interest expense increased 25% from $936,266 in 1995 to $1.2 million in 1996. This increase was due to a higher average outstanding debt balance in 1996, which was partially offset by a lower effective interest rate. The weighted average outstanding debt balance increased 71% from approximately $11.5 million in 1995 to $19.7 million in 1996. The effective interest rate decreased 25% from 7.6% in 1995 to 5.7% in 1996. The increase in the weighted average outstanding debt balance and decrease in the effective interest rate resulted primarily from the retirement of privately placed 10% notes (the "10% Notes") and the issuance of $16 million in principal amount of 5% Notes in August 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of capital have been its revolving credit facility and other debt borrowings, public and private equity financing, the sale of interests in projects and funds generated by operations. The Company's primary capital requirements are 3-D seismic and land acquisition costs and drilling expenditures.

     Revolving Credit Facilities. In April 1996, the Company entered into a revolving credit facility. This facility had a three-year term and was subject to certain borrowing base limitations. The Company had borrowings outstanding under this credit facility of $32 million as of December 31, 1997. The Company retired this credit facility in January 1998 with borrowings under its Credit Facility (as defined).

     In January 1998, Brigham entered into a new reserve-based credit agreement (the "Credit Facility"). The Credit Facility's current borrowing base of $75 million will be reduced to $65 million upon issuance of the Notes. On January 31, 1999, the borrowing base will be redetermined by the bank based on the Company's then proved reserve value. The Company, at its option, can have the availability under the facility redetermined based on its current proved reserve value at any time prior to January 31, 1999. Principal outstanding under the Credit Facility is due at maturity on January 26, 2001 with interest due monthly. The interest rate for borrowings under the Credit Facility is either the lender's base rate or LIBOR plus 2.25%, at the Company's option. Borrowings under the facility currently bear interest at an annual rate of approximately 8.6%. The Company's obligations under the Credit Facility are secured by substantially all of the natural gas and oil properties of the Company. See Note 5 of Notes to the December 31, 1997 Consolidated Financial Statements. The Company used a portion of the funds available under the Credit Facility to repay the $32 million in borrowings outstanding at December 31, 1997 under its previous credit facility.

     The proceeds of the Offering will be used to fund partially the Company's planned capital expenditures and in the interim for repayment of outstanding indebtedness under the Credit Facility.

     The terms of the Notes will permit the Company to borrow under the Credit Facility, up to the lesser of $75 million or the Credit Facility borrowing base.

     The Company believes that through the foreseeable future it will be able to comply with the financial covenants contained in the Credit Facility. These covenants include a minimum interest coverage ratio that the Company's lender in May 1998 amended following a determination that the Company did not meet for the first quarter of 1998 and would not meet for the second quarter of 1998 the covenant as originally formulated. In connection with the issuance of the Notes, the Company's lender will further amend the Credit Facility covenants to accommodate the Notes. In the event that the Company in the future cannot meet a covenant, no assurance can be given that its lender will amend the covenant or waive compliance.

  Cash Flow Analysis

     Cash Flows from Operating Activities. Cash flows provided by operating activities were $9.8 million in 1997, $3.7 million in 1996, and $1.4 million in 1995. The increase in cash flows for 1997 compared to 1996 was due primarily to an increase in natural gas and oil revenues, net of lease operating expenses, production taxes and general and administrative expenses, and changes in balance sheet items. The increase in cash flows for 1996 compared to 1995 was due primarily to an increase in natural gas and oil revenues, net of lease operating expenses, production taxes and general and administrative expenses. In the first six months of 1998, cash flow used by operations was $1.7 million primarily as a result of the net effects of increased natural gas and oil revenues, net of production taxes, lease operating expenses, general and administrative expenses and interest expenses, and an increase in working capital components.

     Cash Flows from Investing Activities. Cash flows used in investing activities increased to $57.3 million in 1997 compared to $11.8 million in 1996 and $8.0 million in 1995. These increases are directly related to an increase in capital expenditures. Capital expenditures were $57.2 million in 1997, $13.6 million in 1996 and $7.9 million in 1995. The Company acquired 1,243 gross (845 net) square miles of 3-D seismic in 1997, 655 gross (241 net) square miles in 1996, and 311 gross (90 net) square miles in 1995. The Company's drilling efforts resulted in the successful completion of 46 wells (17.6 net) in 1997, 42 wells (8.7 net) in 1996 and 46 wells (9.9 net) in 1995, which resulted in aggregate net increases in proved reserve volumes of 38.1 Bcfe in 1997, 13.7 Bcfe in 1996 and 8.9 Bcfe in 1995. In addition, the Company sold certain producing properties in 1996 for $2.1 million and acquired certain producing properties and related interests in 1997 for

$13.5 million. Cash flow used in investing activities was $30.9 million in the first six months of 1998 primarily as a result of capital expenditures related to exploration activities.

     Cash Flows from Financing Activities. Cash flows from financing activities for 1997 were $47.7 million, primarily as a result of borrowings under the Company's previous credit facility and proceeds from the common stock sold in the Company's initial public offering. Cash flows from financing activities for 1996 were $7.7 million, primarily as a result of borrowings under the Company's previous credit facility. Cash flows from financing activities for 1995 were $7.7 million, primarily as a result of the issuance of the 5% Notes offset by the net repayment of the $7.9 million outstanding balance on the 10% Notes. Cash flows from financing activities for the first six months of 1998 were $34 million, net of deferred loan fees of $1.9 million, primarily as a result of an increase in borrowings under the Credit Facility to fund the difference between cash flow from operations and cash flow from investing activities.

  Capital Expenditures

     The Company currently estimates that its net capital expenditures in 1998 will be approximately $59 million. The Company expects to incur these capital expenditures primarily to drill 90 gross (45 net) planned wells, to acquire approximately 1,300 gross (925 net) square miles of 3-D seismic and to continue to add to and upgrade its 3-D seismic interpretation hardware and software. The actual number of wells drilled, square miles acquired and costs incurred may differ significantly from these estimates. See "Business and Properties -- Primary Exploration Provinces."

     Due to the Company's active 3-D seismic acquisition and drilling programs, the Company has experienced and expects to continue to experience substantial working capital requirements. While the Company believes that the net proceeds of the Offering, cash flow from operations, borrowings under the Credit Facility and proceeds expected to be received from potential sales of interests in certain of its seismic projects to industry participants should allow the Company to finance its operations at least through 1998 based on current conditions, additional financing may be required in the future to fund the Company's 3-D seismic acquisition and drilling programs. In the event additional financing is not available, the Company may be required to curtail these activities.

OTHER MATTERS

  Hedging Activities

     The Company believes that hedging, although not free of risk, allows the Company to reduce its exposure to natural gas and oil sales price fluctuations and thereby to achieve more predictable cash flows. However, hedging arrangements, when utilized, limit the benefit to the Company of increases in the prices of the hedged commodity. Moreover, the Company's hedging arrangements apply only to a portion of its production and provide only partial price protection against declines in commodity prices. The Company expects that the amount of its hedges will vary from time to time. See "Risk Factors -- Risk of Hedging Activities."

     In 1995 the Company, in an attempt to reduce its sensitivity to volatile commodity prices, began using crude oil swap arrangements resulting in a fixed price over a period of six months. Total oil purchased and sold subject to swap arrangements entered into by the Company was 118,150 Bbls in 1996 and 54,900 Bbls in 1995. The Company accounts for all these transactions as hedging activities and, accordingly, adjusts the price received for natural gas and oil production during the period the hedged transactions occur. Adjustments to the price received for oil under these swap arrangements resulted in an increase in oil revenues of $40,849 in 1995 and decreases in oil revenues of $301,280 in 1996 and $6,191 in 1997. As of December 31, 1997, the Company had no hedging contracts outstanding.

     In February 1998, the Company entered into a hedging contract whereby 10,000 MMBtu per day of natural gas is purchased and sold subject to a fixed price swap agreement for monthly periods from April 1998 through October 1999. Pursuant to these arrangements the Company exchanges a floating market price for a fixed contract price. Payments are made by the Company when the floating price exceeds the fixed price for a contract month and payments are received when the fixed price exceeds the floating price. Settlements on these swaps are based on the difference between the ANR Pipeline Co.-Oklahoma index price (as published in Inside FERC's Gas Market Report) for a contract month and the fixed contract price for the same month. Total natural gas subject to this hedging contract is 2,750,000 MMBtu in 1998 and 3,040,000 MMBtu in 1999. As a result of this natural gas hedging contract, the Company realized an increase in revenues of $38,700 in the three months ended June 30, 1998.

  Effects of Inflation and Changes in Prices

     The Company's results of operations and cash flows are affected by changing natural gas and oil prices. If the price of natural gas and oil increases (decreases), there could be a corresponding increase (decrease) in revenues as well as the operating costs that the Company is required to bear for operations. Inflation has had a minimal effect on the Company.

  Environmental and Other Regulatory Matters

     The Company's business is subject to certain federal, state and local laws and regulations relating to the exploration for and the development, production and marketing of natural gas and oil, as well as environmental and safety matters. Many of these laws and regulations have become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by laws and regulations are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Any suspensions, terminations or inability to meet applicable bonding requirements could materially adversely affect the Company's financial condition and operations. Although significant expenditures may be required to comply with governmental laws and regulations applicable to the Company, compliance has not had a material adverse effect on the earnings or competitive position of the Company. Future regulations may add to the cost of, or significantly limit, drilling activity. See "Risk
Factors -- Compliance with Environmental Regulations," "Business and
Properties -- Governmental Regulation" and "Business and
Properties -- Environmental Matters."

  Year 2000 Issues

     The Company has reviewed the effect of the Year 2000 issues relating to its information systems. The Company has determined that the Year 2000 issues directly related to its information systems will not have a material impact on its business, operations nor its financial position. However, the Company cannot determine what effect, if any, the Year 2000 issues affecting its vendors, customers, other businesses and the numerous local, state, federal and other U.S. governmental entities with which it conducts business or by which it is regulated or governed or taxed will have on its business or financial position. See "Risk Factors -- Year 2000 Compliance."

  Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." Neither of these standards is expected to have a material impact on the Company.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 1999. The Company is currently assessing the impact adoption of this standard will have on its balance sheet and statement of operations.

                            BUSINESS AND PROPERTIES

     Brigham is an independent exploration and production company that applies 3-D seismic imaging and other advanced technologies to systematically explore and develop onshore domestic natural gas and oil provinces. The Company focuses its 3-D seismic activity in provinces where it believes 3-D technology may be effectively applied and which Brigham believes offer relatively large potential reserve volumes per well and per field, high potential production rates and multiple producing objectives. The Company's exploration activities are concentrated primarily in three core provinces: the Anadarko Basin of western Oklahoma and the Texas Panhandle; the onshore Gulf Coast of Texas and Louisiana; and West Texas. Brigham is accelerating its 3-D seismic and drilling activities in the Anadarko Basin and the Gulf Coast and is selectively focusing its activities in those geologic trends of West Texas where it has achieved its best historical results.

     The Company pioneered the acquisition of large scale onshore 3-D seismic surveys for exploration, obtaining extensive 3-D seismic data and experience in capturing undiscovered natural gas and oil reserves. Through December 31, 1997, Brigham had acquired 4,005 square miles (2.6 million acres) of 3-D seismic and identified 1,170 potential drilling locations, of which the Company had drilled
370. The Company generates most of its exploratory projects and, therefore, has the ability to retain a sizeable working interest to the extent that it decides not to place interests with industry participants.

     From inception in 1990 through 1997, Brigham had drilled 324 exploratory and 46 development wells on its 3-D seismic generated prospects with an aggregate 63% success rate and an average working interest of 24%. Utilizing the capital it raised in its May 1997 initial public offering, the Company increased the average working interest it retained in its wells during the second half of 1997, retaining a 45% average working interest in the 36 wells that it drilled. As of December 31, 1997, the Company had added approximately 93 Bcfe of net proved reserves (excluding revisions) to its reserve base, approximately 72 net Bcfe of which were discovered by Brigham through its systematic 3-D seismic exploration drilling activities. The Company's estimated net proved reserves as of December 31, 1997 were 72.3 Bcfe having an aggregate Present Value of Future Net Revenues of $69.2 million, compared to estimated net proved reserves as of December 31, 1996 of 21.9 Bcfe having an aggregate Present Value of Future Net Revenues of $44.5 million. The Company's net proved reserve volumes at December 31, 1997 were 74% natural gas and 65% categorized as proved developed reserves.

BUSINESS STRATEGY

     Brigham's business strategy is to achieve superior growth in shareholder value through the application of its systematic exploration approach, which emphasizes the integrated use of 3-D seismic imaging and other advanced technologies to reduce drilling risks and finding costs. Since its inception in 1990, the Company has consistently achieved rapid growth in its acquisition of 3-D seismic data, identification of potential drilling locations, discovery of proved reserves and production volumes.

     Brigham completed its initial public offering of common stock in May 1997, raising approximately $24 million to fund the Company's accelerated 3-D seismic acquisition and exploration drilling activities. Key elements of the Company's growth strategy at its initial public offering and continuing today include: (i) accelerating the rate at which it acquires 3-D seismic and identifies potential drilling locations; (ii) increasing the working interests it retains in exploration projects to capture a greater share of the reserves that the Company discovers; (iii) identifying higher potential, higher impact prospects; and (iv) accelerating the rate at which its 3-D seismic defined locations are drilled.

     During the second half of 1997, the Company employed the capital raised in its initial public offering to attain significant growth in each of its core strategic objectives:

          Accelerated 3-D Seismic Acquisition. During 1997, Brigham acquired approximately 1,250 square miles of 3-D seismic, which increased the Company's aggregate 3-D seismic inventory 45% to approximately 4,000 square miles as of December 31, 1997. The overall level of 3-D seismic acquisition in 1997 represents the most active year in the Company's history, and 85% of this increased 3-D seismic was acquired in its higher potential Anadarko Basin and Gulf Coast provinces.

          Increased Working Interest. In an effort to retain a greater portion of the value generated by its 3-D seismic exploration efforts, Brigham increased the average working interest it retained in its 1997 3-D seismic projects to 68% as compared with its average project working interest of 24% in 1990 through 1996. As a result of the higher working interests and the accelerated acquisition of 3-D seismic, the Company acquired 845 net square miles of 3-D seismic in 1997 as compared with 780 cumulative net square miles acquired from 1990 through 1996.

          Higher Potential, Higher Impact Prospects. By focusing an increasing portion of its exploration activities in the more prolific Anadarko Basin, Brigham increased its average proved reserves discovered per net well drilled (including dry holes) to 1.2 Bcfe in 1997 from 0.7 Bcfe in 1996 and
     0.4 Bcfe in 1992 through 1995. In the Anadarko Basin alone, Brigham's average proved reserves discovered per net well drilled was 3.4 Bcfe in 1997 compared with 1.8 Bcfe in 1996 and 2 Bcfe in 1994 through 1995. Contributing to these increases, the Company's Anadarko Basin drilling in 1997 produced the two largest field discoveries in Brigham's history, which resulted in the discovery of approximately 52 Bcfe of gross proved reserves and provided the Company with several development drilling opportunities.

          Accelerated Drilling. Through its strategy of retaining higher working interests in its 3-D projects and subsequent drilling, Brigham participated in the drilling of 28 net wells in 1997, a 75% increase from the approximate 16 net wells drilled by the Company in 1996. The Company achieved a 63% success rate on the 73 wells in its 1997 drilling program, consistent with Brigham's historical average success rate. A key factor contributing to its increased level of drilling activity was the Company's addition of personnel in engineering, land and administrative functions during 1997. These staff additions provided Brigham with the additional infrastructure required to increase its operating capabilities, enabling the Company operate 37% of its gross wells and 64% of its net wells drilled in 1997.

     As a result of the combined effects of the Company's multi-pronged growth strategy, Brigham generated net proved reserve additions of approximately 38 Bcfe through drilling in 1997, which represents approximately 175% of the Company's year-end 1996 net proved reserves of approximately 22 Bcfe. In addition to its drilling efforts in 1997, the Company acquired 21.5 Bcfe of net proved reserves at an implied cost of $0.63 per proved Mcfe in its November 1997 purchase of certain properties in and adjacent to its West Bradley project area in its Anadarko Basin province. Brigham believes this acquisition will enable it to further build its inventory of potential drilling locations over the historically prolific Carter Knox anticline in the Anadarko Basin through a 3-D seismic shoot planned for 1998.

     Primarily through its exploration efforts, the Company increased its net production volumes 52% to 3.1 Bcfe in 1997 from 2.1 Bcfe in 1996. As further evidence of the Company's acceleration efforts subsequent to its May 1997 initial public offering, Brigham increased its average net daily production volumes from 6.6 MMcfe in the second quarter 1997 to 21.2 MMcfe in the second quarter 1998 representing a compounded growth rate of 34% per quarter.

     Based on the results that the Company has achieved from its growth strategy since its initial public offering, Brigham intends with the proceeds from the Offering to increase its exploration activities in 1998 to take advantage of opportunities currently available to further accelerate the Company's growth. The Company's current 1998 capital budget contemplates (i) an increase in budgeted drilling expenditures in the Anadarko Basin and the Gulf Coast provinces, (ii) a reduction in planned drilling activity in West Texas in part due to recent declines in oil prices, (iii) an increase in planned 3-D seismic acquisition activities in an effort to capture additional exploration prospects for future drilling activities and (iv) potential sales of a portion of the Company's interests in certain seismic projects. The Company intends to continue to retain higher working interests in its 3-D seismic projects in the Anadarko Basin and the onshore Gulf Coast. By increasing its working interests retained in the majority of its current and planned seismic projects, Brigham expects to further accelerate its growth not only by retaining a greater portion of the reserves its discovers, but also by increasing its ability to control the timing of the drilling of its exploration projects and therefore helping to accelerate its drilling pace. The Company's current 1998 budget consists of 90 gross (45 net) wells, compared with the 73 gross (28 net) wells drilled by the Company in 1997. This increase in anticipated 1998 drilling is the result of an increase in planned drilling of higher working interest wells in the Anadarko Basin and the Gulf Coast offset by a reduction in planned drilling activity in West Texas.

COMPETITIVE ADVANTAGES

     Brigham believes that its knowledge base, personnel and technology provide it with the following competitive advantages to capture undiscovered natural gas and oil reserves.

          3-D Seismic Knowledge Base. The Company began acquiring 3-D seismic in 1990 and drilled its first 3-D delineated well, which was a discovery, in February 1991. From inception through 1997, the Company has acquired 4,005 square miles of 3-D seismic and drilled 370 wells in over 20 geologic trends in seven basins and seven states. As a result, the Company has gained extensive technological and economic knowledge relating to the application of 3-D seismic to different geologic trends. This experience and knowledge enable the Company to refine its exploration techniques and identify exploration areas where Brigham believes 3-D seismic can be applied to reduce risks and enhance returns on its investments.

          Technological Expertise. Led by its CEO, who is an experienced, practicing geophysicist, the Company has built an exploration staff that includes nine other geophysicists and ten geologists. Brigham's explorationists collectively have approximately 300 years of experience, including approximately 85 years of experience using CAEX workstations, and have expertise in many geologic trends. The Company makes extensive use of advanced technologies, including 3-D seismic imaging and CAEX and in-house analytical and processing capabilities, to define drilling prospects. To support the efforts of its explorationists, Brigham has invested in advanced hardware and software, including 20 UNIX-based CAEX workstations.

          Project Generation and Control. Brigham is not dependent on third parties for its project flow, having generated approximately 90% of its 3-D seismic exploration projects through the acquisition of proprietary seismic. Therefore, the Company is able to manage the predrilling exploration phases, from project conception and assemblage through 3-D seismic acquisition, processing and interpretation and subsequent leasing. Brigham believes that its management of the exploration process enhances project quality and compresses the cycle time, contributing to lower finding and development costs and an enhanced project rate of return. Furthermore, the Company can determine the level of working interest it retains and the extent to which it manages drilling and post-drilling operations and continues to expand its efforts in these areas.

          Numerous Potential Drilling Locations. As of December 31, 1997, the Company had identified 1,170 3-D defined potential drilling locations in historically productive geologic trends, of which 370 had been drilled. The Company currently anticipates drilling 90 of these locations (45 net) in 1998 at an aggregate drilling cost of approximately $40 million. The Company also anticipates net expenditures for seismic and land in 1998 of approximately $13.5 million, including the acquisition of approximately 1,300 gross (925 net) square miles of 3-D seismic. The Company continually evaluates and prioritizes potential drilling locations to determine whether to drill them, farm them out or replace them with higher quality locations.

          Pioneering Innovations. In 1990 the Company pioneered the assemblage of large scale onshore 3-D seismic projects and the use of preseismic lease options for the systematic exploration of proven natural gas and oil provinces. The Company believes it was one of the first to form alliances and joint participation arrangements with companies and individuals possessing extensive local geologic or operating expertise to complement its 3-D seismic exploration expertise. Subsequent innovations include the Company's 3-D seismic acquisition and processing alliances and its creative industry trade structures to financially leverage its drilling program.

EXPLORATION AND OPERATING APPROACH

     From inception through December 31, 1997, the Company had acquired 3-D seismic in 119 projects covering 4,005 square miles (2.6 million acres) in 20 geologic trends in seven basins and seven states. Through this activity, the Company has developed expertise in the selection of geologic trends that are suitable for 3-D seismic exploration. Brigham uses experience that it gains within a trend to enhance the quality of subsequent projects in the same trend and other analogous trends, contributing to lower finding and development costs, compressing project cycle times and increasing project rates of return.

     The Company typically acquires 3-D seismic in and around existing production where the Company can benefit from the imaging of producing analogs. These 3-D seismic defined analogs, combined with the Company's experience in drilling 370 wells, provide the Company with a knowledge base to evaluate other potential geologic trends, 3-D seismic projects within trends and 3-D seismic delineated potential drilling locations. The Company's knowledge base assists in identifying geologic trends where Brigham believes it can find and develop economic volumes of natural gas and oil.

     The Company has experience exploring with 3-D seismic in a wide range of reservoir types and geologic trapping styles, both stratigraphic and structural (including reefs, salt domes, channel sands, complex faulted and fractured reservoirs and pinchout plays). The Company seeks to supplement its knowledge base with local geologic expertise for a particular geologic trend by hiring new explorationists, engaging consultants and entering into joint ventures with industry participants. In addition, if the targeted geologic trend is extensive, the Company typically acquires a digital data base for integration on the Company's CAEX workstations, including digital land grids, well information, log curves, production information, geologic studies, geologic top data bases and existing 2-D seismic.

     The Company uses its knowledge base, local geological expertise and acquired digital data bases, integrated with 3-D seismic, to create maps of producing reservoirs. The Company believes its 3-D generated maps are more accurate than previous reservoir maps used by the industry (which generally were based on subsurface geological information and 2-D seismic surveys), enabling the Company to better evaluate recoverable reserves and the economic feasibility of projects and drilling locations.

     Brigham acquires most of its raw 3-D seismic on a proprietary basis using seismic acquisition vendors. Additionally, the Company acquires data through alliances affording it the exclusive right to interpret and use data for extended periods of time. Occasionally the Company participates in non-proprietary group shoots of 3-D seismic. In its proprietary acquisitions and alliances, Brigham selects the sites of projects, primarily guided by its knowledge and experience in the core provinces it explores; establishes and monitors the seismic parameters of each project for which data is shot; and typically selects the equipment that will be used. Data is generally priced on the basis of square miles shot. See "Business and Properties -- Industry Alliances."

PRIMARY EXPLORATION PROVINCES

     Brigham's exploration activities are concentrated primarily in three core provinces: the Anadarko Basin of western Oklahoma and the Texas Panhandle; the onshore Gulf Coast of Texas and Louisiana; and West Texas. Brigham is accelerating 3-D seismic activity in the Anadarko Basin and the Gulf Coast and will selectively continue such activity in those geologic trends of the West Texas region where it has achieved its best results historically. Brigham is focusing its 3-D seismic exploration efforts in provinces where it believes 3-D technology may be effectively applied and which the Company believes offer relatively large potential reserve volumes per well and per field, high potential production rates and multiple producing objectives.

     Although the Company is acquiring 3-D seismic within the provinces listed below and has identified approximately 800 potential drilling locations yet to be drilled in those provinces, there can be no assurance that any of the seismic will be acquired or will generate additional drilling locations or that any potential drilling locations will be drilled at all or within the expected time frame. The final determination with respect to the drilling of any well, including those currently budgeted, will depend on a number of factors, including (i) the results of exploration efforts and the review and analysis of the seismic, (ii) the availability of sufficient capital resources by the Company and other participants for drilling prospects, (iii) economic and industry conditions at the time of drilling, including prevailing and anticipated prices for natural gas and oil and the availability of drilling rigs and crews, (iv) the financial resources and results of the Company and (v) the availability of leases on reasonable terms and permitting for the potential drilling location. There can be no assurance that the budgeted wells will, if drilled, encounter reservoirs of commercial quantities of natural gas or oil.

                             3-D SEISMIC                                                    CURRENT 1998 CAPITAL BUDGET(1)
                                 DATA                                                --------------------------------------------
                              ACQUIRED/       3-D SEISMIC                UNDRILLED                             CAPITAL
                             INTERPRETED          DATA         GROSS     POTENTIAL                        EXPENDITURES($MM)
                                AS OF         BUDGETED TO      WELLS     DRILLING       WELLS       -----------------------------
                               12/31/97      BE ACQUIRED IN   DRILLED    LOCATIONS     BUDGETED       NET
                              (GROSS SQ.      1998 (GROSS     THROUGH      AS OF     ------------   SEISMIC     NET
PROVINCE                        MILES)         SQ. MILES)     12/31/97   12/31/97    GROSS   NET    & LAND    DRILLING   TOTAL(2)
--------                    --------------   --------------   --------   ---------   -----   ----   -------   --------   --------
Anadarko Basin............   1,515/ 1,195          660           55         364        55    28.8    $12.5     $26.5      $39.0
Gulf Coast................     566/ 325            600           11         110        20     9.5     (0.5)     10.5       10.0
West Texas................   1,649/ 1,600           40          287         302        14     6.5      1.5       2.8        4.3
Others(3).................     275/ 275             --           17          24         1     0.2       --       0.2        0.2
                            ------- ------       -----          ---         ---       ---    ----    -----     -----      -----
        Total.............   4,005/ 3,395        1,300          370         800        90    45.0    $13.5     $40.0      $53.5
                            ======= ======       =====          ===         ===       ===    ====    =====     =====      =====

---------------

(1) Prepared as of August 10, 1998.

(2) Net 3-D seismic and land acquisition costs and drilling expenditures.

(3) Colorado, Kansas and Montana.

     Anadarko Basin. The Anadarko Basin is a prolific natural gas province that the Company believes has been relatively under explored, particularly with regard to deep, high potential objectives. The Anadarko Basin contains numerous historically elusive stratigraphic targets, such as the Red Fork, Morrow and Springer channel sands, and structural targets, such as the Hunton and Arbuckle carbonates, which are well-suited to 3-D seismic imaging. In some cases, these objectives have produced in excess of 30 Bcf of natural gas from a single well at rates up to 30 MMcf of natural gas per day.

     The Company has assembled an extensive digital data base in this province, including geologic studies, basin wide geologic tops, production data, well data, geographic data and over 8,400 miles of 2-D seismic. Working with its team of in-house geologists and supplemented by consulting geologists, the Company's explorationists integrate this data with their extensive expertise and knowledge base to generate 3-D seismic projects in the Anadarko Basin.

     Over the last several years the Company has accelerated its 3-D seismic acquisition activity in the Anadarko Basin, acquiring 195 square miles in 1995, 457 square miles in 1996 and 648 square miles in 1997. The Company retained a 66% average working interest in the 3-D seismic it acquired in this province in 1997. The Company believes its increased level of activity in the Anadarko Basin will be a significant factor in the Company's growth. As of December 31, 1997, the Company had acquired or was acquiring 1,515 square miles (969,600 acres) in 30 projects in the Anadarko Basin. The Company anticipates acquiring 660 square miles (422,400 acres) of additional 3-D seismic in this province in 1998.

     As of December 31, 1997, Brigham had completed 44 wells in 55 attempts (80% success rate) in the Anadarko Basin and had found cumulative proved reserves of 44 net Bcfe. In 1997, the Company completed 19 wells in 23 attempts in its Anadarko Basin province with an average working interest of 39%, adding 31 net Bcfe of proved reserves. In addition, the Company acquired 21.5 net Bcfe of proved reserves in this region in November 1997. As of December 31, 1997, the Company had 364 3-D delineated potential drilling locations in the Anadarko Basin, of which the Company intends to drill 55 gross (29 net) wells in 1998.

     Brigham's Anadarko Basin activity provides a blend of intermediate depth, moderate risk objectives and deeper, higher potential but somewhat higher risk objectives. The intermediate depth targets at 9,000 to 13,000 feet have provided Brigham with good drilling results to date. These include the Upper Morrow channel sands and the Lower Morrow shallow marine sands of the Texas Panhandle, the Springer channels of the Watonga Chikasha trend of western Oklahoma, and structural traps in the Hunton carbonates of the northeastern portion of the Anadarko Basin.

     Intermediate depth objectives in the Anadarko Basin can provide significant reserve additions, as evidenced by Brigham's Lower Morrow discovery in its Pistol Pete 3-D seismic project. In late 1997, the Brigham-operated Christopher 84 #1 (36% Brigham working interest) was completed in one of four apparently productive Lower Morrow zones at approximately 12,000 feet, and initially tested at 2.65 MMcfe per day with a flowing tubing pressure of 1,800 pounds per square inch. This well was producing approximately 4 MMcfe per day with a flowing tubing pressure of 2,750 pounds per square inch at the end of July 1998. The Company has drilled two offset wells to the Christopher 84 #1 discovery during 1998. The first of these offsets, the Brigham-operated Madison 85 #1 (36% Brigham working interest), was completed and is currently producing 1.1 MMcf of natural gas per day from the sand common to the producing zone in the Christopher 84 #1. The second offset well, the Brigham-operated Alexander 70 #1 (91% Brigham working interest), was drilled and found the producing objective to be tight, resulting in a dry hole. The Company plans to drill at least two additional tests of this structure during the balance of 1998.

     The deeper Anadarko Basin objectives provided Brigham's first significant Hunton formation discovery, the Brigham-operated Weise 28 #1 (33% Brigham working interest), in its Jayhawk 3-D seismic project in Wheeler County, Texas. Drilled to a total depth of approximately 14,800 feet, the Weise 28 #1 tested an initial production rate of 6.1 MMcfe per day. This well was producing approximately 2 MMcf of natural gas and 20 barrels of condensate per day with a flowing tubing pressure of 900 pounds per square inch at the end of July 1998. A development well to the Weise 28 #1 discovery, the Brigham-operated Amelia 31 #1 (36% Brigham working interest), has been drilled and is currently completing. Brigham plans to drill several higher potential tests in the deeper portions of the Anadarko Basin primarily in the Texas Panhandle and far western Oklahoma in 1998.

     On November 12, 1997, Brigham acquired an interest in producing properties and undeveloped acreage at the northern end of the Carter Knox anticline in Grady County, Oklahoma (the "Chitwood Acquisition"). For $13.5 million, Brigham acquired estimated net proved reserves totaling 21.3 Bcfe and received a 50% working interest in 3,600 net acres of leasehold and 750 net mineral acres in the Chitwood Acquisition. The properties were acquired from Mobil Oil Corporation through Ward Petroleum Corporation ("Ward"), and Ward will act as drilling operator. Brigham and Ward are currently participating in an approximately 130 square mile 3-D seismic in this area to delineate opportunities in the Springer, Big Four, Bromide and Arbuckle formations. The Chitwood Acquisition overlaps and is adjacent to Brigham's West Bradley 3-D Seismic Project, where Ward operates the majority of the drilling operations.

     Gulf Coast. The onshore Gulf Coast region of South Texas and South Louisiana is a high potential, multi-pay province that lends itself to 3-D seismic exploration due to its substantial structural and stratigraphic complexity. The Company has assembled a digital data base including geographical, production, geophysical and geological information that the Company evaluates on its CAEX workstations. Working with consulting regional geologists, the Company's explorationists integrate this data with their extensive expertise and knowledge base to generate and evaluate 3-D seismic and projects in the Gulf Coast. Brigham's commitment to this province is evidenced by the Company's staff additions, the opening of its Houston office and the addition of ten new 3-D seismic projects in 1996 and 1997.

     The Company anticipates that its increased project assemblage and 3-D seismic acquisition activity in the Gulf Coast will generate accelerated drilling in this province in 1998 and 1999. The Company is currently assembling projects in the Expanded Wilcox and Expanded Vicksburg trends in South Texas, the Lower and Middle Frio trends of South Texas and the Miocene Trend of South Louisiana.

     As of December 31, 1997, the Company had acquired or was acquiring 566 square miles (362,240 acres) of 3-D seismic in seven projects in the onshore Gulf Coast province. The Company anticipates acquiring 600 square miles (384,000 acres) of additional 3-D seismic in this province in 1998. As of December 31, 1997, Brigham had completed 8 wells in 11 attempts (73% success rate) in the Gulf Coast and had found cumulative proved reserves of 3 net Bcfe. In 1997, the Company completed seven wells in 10 attempts with an average working interest of 9% adding 3 net Bcfe of proved reserves. As of December 31, 1997, the Company had 110 3-D delineated potential drilling locations in the Gulf Coast province, of which the Company intends to drill 20 gross (10 net) wells in 1998.

     Brigham initiated its Gulf Coast effort in 1995 with the Esperson Dome Project in Liberty County, Texas where the Company and its participants currently control approximately 9,600 gross (7,500 net) acres through leases and farmouts and have acquired 39 square miles of 3-D seismic. The Esperson Dome Project targets structurally trapped sands in the Miocene, Vicksburg and Yegua/Cook Mountain series ranging in depth from 1,200 feet to 10,000 feet on a complexly faulted salt dome feature. As of year-end 1997, ten wells had been drilled in the project (one Miocene, three Yegua/Cook Mountain and six Vicksburg), yielding seven discoveries. Brigham currently maintains a small net profits interest in the Esperson Dome Project that will convert to a variable back-in working interest of 12% to 20% in the project after payout.

     Brigham's Welder Ranch and Caliente projects encompass an area covering more than 400 square miles within a non-proprietary 3-D seismic program currently being conducted in Duval and Webb counties, Texas. Initially Brigham acquired 48 square miles of 3-D seismic over the Welder Cabeza Ranch, where the Company controls a 100% working interest in a seismic option on approximately 17,000 acres. The first well in the project, the Brigham-operated Welder-State 212 #1, (80% Brigham working interest), was completed in February 1998, and tested naturally at a rate of 2.75 MMcf per day from the Lower Wilcox formation at 13,350 feet. After adding perforations in two behind pipe zones, the well was producing approximately 700 Mcf of natural gas per day at the end of July 1998. In mid-1998, the Company participated in the drilling of the Tesoro-operated John and Elva Dinn #1 well (48% Brigham working interest), a 14,500 foot Lower Wilcox test in the Company's Caliente Project. This well encountered 70 feet of pay in the Lower Wilcox formation and is currently waiting on completion. Brigham plans to drill four additional wells in this trend in the second half of 1998.

     Another project in South Texas is Brigham's Diablo Project covering approximately 12,000 acres in Brooks County, Texas. The Company acquired 25 square miles of proprietary 3-D seismic in 1997 and an additional 33 square miles in 1998. Brigham recently teamed up with Exxon Company, USA, which controls adjoining acreage to jointly explore the combined acreage for potential below 10,000 feet in the Vicksburg formation. Brigham has retained a 33% working interest in this deep joint exploration project. In prospective zones above 10,000 feet, primarily the Frio, Brigham has retained a 100% working interest in its original 4,000 acre lease block. The Company plans to drill a number of wells in this project in 1998 to test the shallow Frio and deeper Vicksburg objectives.

     In its Southwest Danbury Project in Brazoria County, Texas, Brigham is the operator of a 13,000 foot Frio test that was drilled during the first half of 1998. In early August 1998, this well was producing 2 MMcf of natural gas and 30 barrels of condensate per day with a flowing tubing pressure of 6,100 pounds per square inch from the Lower Frio formation. Brigham has retained a 46% working interest in this test, and plans to drill at least one additional wells in this project during the balance of 1998.

     In May 1997, Brigham initiated its El Sauz Project with a seismic option covering approximately 94,000 acres in Willacy and Kennedy counties, Texas. The El Sauz Project is an underexplored area due north of the Willamar Field, which has produced a cumulative 350 Bcf from the Miocene and Frio sands. Brigham expects to define Miocene and Frio sands at 6,000 to 10,000 feet, with additional potential as deep as 18,000 feet. Reserve targets range from 5 to 20 Bcf per well. The Company initiated a 200 square mile 3-D seismic program over this acreage in 1998, with initial drilling anticipated for early 1999. Brigham has retained a 55% working interest in the El Sauz Project after it brought in two industry participants to leverage preseismic land and 3-D seismic acquisition costs of this project.

     Also in the Miocene/Frio trend of South Texas, Brigham acquired a seismic option covering approximately 28,000 acres in the Hawkins Ranch located in Matagorda County, Texas. The region has potential in the shallow, nonpressured Miocene and Frio sands as well as the deeper, pressured Frio sands. The Company has acquired approximately 94 square miles of new proprietary 3-D seismic to merge with 65 square miles of non-proprietary 3-D seismic already in inventory. The Company has negotiated a transaction pursuant to which the above described 94 square miles of proprietary 3-D seismic will become non-proprietary after an exclusivity period benefiting the Company, allowing the Company to acquire the 3-D seismic at a substantial cost savings. Brigham currently retains a 75% working interest in this project.

     Brigham's first significant venture into South Louisiana, its Tigre Point Project, is located in six feet of water in the transition zone off Vermilion Parish. The project consists of 44 square miles of 3-D seismic covering a 7,200 acre lease block in Louisiana State waters, where Brigham currently controls a 75% working interest. The project has targeted the same series of sands that produce in the prolific Freshwater Bayou field, located five miles to the north. An 18,000 foot Lower Miocene test is scheduled for late 1998. Currently, Brigham plans to retain a 30% to 40% working interest in this project following the sale of a portion of its interest to an industry participant.

     West Texas. The Company's 3-D seismic drilling activity in the West Texas region has been focused in the Horseshoe Atoll, the Midland Basin and the Eastern Shelf of the Permian Basin and the Hardeman Basin. Recently the Company initiated an exploration program in the Delaware Basin and it is selectively focusing its West Texas activity in portions of geologic trends that the Company believes offer greater potential for lower finding costs and higher returns, including the Fusselman formation of the Midland Basin and the Ellenberger and Devonian formations of the Delaware Basin.

     As of December 31, 1997, the Company had acquired or was acquiring 1,649 square miles (1,055,360 acres) in 74 projects in the West Texas region. The Company anticipates acquiring 40 square miles (25,600 acres) of additional 3-D seismic in this province in 1998. As of December 31, 1997, Brigham had completed 180 wells in 287 attempts (63% success rate) in the West Texas province and had found cumulative proved reserves of 24 net Bcfe. In 1997, the Company completed 19 wells in 34 attempts with an average working interest of 45% adding 4 net Bcfe of proved reserves. As of December 31, 1997, the Company had 302 3-D delineated potential drilling locations in the West Texas region, of which the Company intends to drill 14 gross (6 net) wells in 1998.

     The Company has recently experienced success in the deeper portions of the Midland Basin, where it has drilled five Fusselman discoveries to date. Currently the most significant of these discoveries is the Elizabeth Rose field, with gross proved reserves estimated by the Company's independent petroleum consultants at December 31, 1997 of 1.5 MMBbls of oil. The Company has drilled five wells in this Fusselman field that were producing an aggregate of approximately 610 Bbls of oil per day in July 1998. Brigham's working interest in its five Fusselman discoveries ranges from 19% to 91%. In 1998 the Company has acquired 27 square miles of 3-D seismic in three additional 3-D seismic projects adjacent to the Elizabeth Rose field and currently retains working interests of 100% in these projects.

     The Company completed three Canyon Reef discoveries during 1997 in its Discovery Project located in the Horseshoe Atoll Trend. This project, in which Brigham currently retains a working interest of 75%, targets oil producing Canyon-age reef objectives at depths of approximately 9,500 feet. The Company's three 1997 discoveries in its Discovery Project were producing an aggregate of approximately 160 Bbls of oil and 510 Mcf of natural gas per day in July 1998. Brigham's working interests in these three wells range from 48% to 91%.

     Among Brigham's higher potential, higher risk projects in its West Texas province are its Buffalo and Longhorn projects, located in the Delaware Basin, in which the Company owns a 25% working interest. From two 3-D seismic programs covering approximately 137 square miles acquired in 1996 and 1997, the Company has identified numerous potential 3-D seismic delineated drilling locations and has leased over 23,000 gross (5,780 net) acres. These projects are surrounded by prolific production from the Devonian and Ellenberger formations at depths of 15,000 to 21,000 feet, in fields such as Evetts (approximately 600 Bcf of natural gas to date from 16 wells) and War Wink South (approximately 295 Bcf of natural gas to date from eight wells). Brigham plans to participate with a 24% working interest in two wells to test Bone Springs formation objectives in this area during the second half of 1998.

NATURAL GAS AND OIL RESERVES

     The Company's estimated total net proved reserves of natural gas and oil as of December 31, 1995, 1996 and 1997 and the present values attributable to these reserves as of those dates were as follows:

                                                              AS OF DECEMBER 31,
                                                          ---------------------------
                                                           1995     1996(1)    1997
                                                          -------   -------   -------
Estimated net proved reserves:
  Natural gas (MMcf)....................................    4,257    10,257    53,230
  Oil (MBbls)...........................................    1,672     1,940     3,181
  Natural gas equivalent (MMcfe)........................   14,289    21,897    72,316
Proved developed reserves as a percentage of proved
  reserves..............................................      80%       67%       65%
Present Value of Future Net Revenues(2) (in
  thousands)............................................  $18,222   $44,506   $69,249
Standardized Measure of Discounted Future Net Cash
  Flows(3) (in thousands)...............................  $18,222   $44,506   $64,274

---------------

(1) Net of a sale by the Company in January 1996 of its interest in certain properties that accounted for 299 MMcf of natural gas and 272 MBbls of oil (1,931 MMcfe of proved reserves) as of December 31, 1995.

(2) The Present Value of Future Net Revenues attributable to the Company's reserves was prepared using prices in effect at the end of the respective periods presented, discounted at 10% per annum on a pre-tax basis. These amounts reflect the effects of the Company's hedging activities in the periods presented.

(3) The Standardized Measure of Discounted Future Net Cash Flows prepared by the Company represents the present value of future net revenues after income taxes discounted at 10%. These amounts reflect the effects of the Company's hedging activities in the periods presented.

     The average prices for the Company's reserves were $1.85 per Mcf of natural gas and $18.22 per Bbl of oil as of December 31, 1995, $3.62 per Mcf of natural gas and $24.66 per Bbl of oil as of December 31, 1996 and $2.11 per Mcf of natural gas and $16.64 per Bbl of oil as of December 31, 1997.

     In accordance with applicable requirements of the SEC, estimates of the Company's proved reserves and future net revenues are made using sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). Estimated quantities of proved reserves and future net revenues therefrom are affected by natural gas and oil prices, which have fluctuated widely in recent years. At December 31, 1997, the date the Company's reserves and present value were estimated, the prices of natural gas and oil on the NYMEX were $2.26 per MMBtu and $17.64 per Bbl, respectively. From January 1, 1998 through August 7, 1998, the price of natural gas on the NYMEX ranged from $2.69 per MMBtu to $1.83 per MMBtu and the price of oil on the NYMEX ranged from $17.82 per Bbl to $11.56 per Bbl. There are numerous uncertainties inherent in estimating natural gas and oil reserves and their estimated values, including many factors beyond the control of the Company. The reserve data set forth herein represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geologic interpretation and judgment. As a result, estimates of different engineers, including those used by the Company, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploration activities, prevailing natural gas and oil prices, operating costs and other factors. The revisions may be material. Accordingly, reserve estimates are often different from the quantities of natural gas and oil that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based. The Company's estimated proved reserves have not been filed with or included in reports to any federal agency. See "Risk Factors -- Uncertainty of Reserve Information and Future Net Revenue Estimates."

     Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations in the estimated reserves that may be substantial.

DRILLING ACTIVITIES

     The Company drilled, or participated in the drilling of, the following number of wells during the periods indicated.

                                                                                              SIX MONTHS
                                                         YEAR ENDED DECEMBER 31,                ENDED
                                                ------------------------------------------     JUNE 30,
                                                    1995           1996           1997           1998
                                                ------------   ------------   ------------   ------------
                                                GROSS   NET    GROSS   NET    GROSS   NET    GROSS   NET
                                                -----   ----   -----   ----   -----   ----   -----   ----
Exploratory Wells:
  Natural gas.................................    5      1.2     5      1.2    15      6.3    13      4.8
  Oil.........................................   37      8.1    22      5.2    21      7.9     4      1.7
  Non-productive..............................   32      8.7    24      7.0    26      9.8     4      2.4
                                                 --     ----    --     ----    --     ----    --     ----
          Total...............................   74     18.0    51     13.4    62     24.0    21      8.9
                                                 ==     ====    ==     ====    ==     ====    ==     ====
Development Wells:
  Natural gas.................................   --       --    10      1.3     4      1.6     7      4.4
  Oil.........................................    4      0.5     5      1.0     6      1.8     2      0.6
  Non-productive..............................   --       --     1      0.2     1      0.6     3      2.1
                                                 --     ----    --     ----    --     ----    --     ----
          Total...............................    4      0.5    16      2.5    11      4.0    12      7.0
                                                 ==     ====    ==     ====    ==     ====    ==     ====

     The Company does not own any drilling rigs, and the majority of its drilling activities have been conducted by industry participant operators or independent contractors under standard drilling contracts. Consistent with its business strategy, the Company has chosen to retain operations of an increasing number of the wells it drills and expects to continue to operate more wells in 1998.

PRODUCTIVE WELLS AND ACREAGE

  Productive Wells

     The following table sets forth the Company's ownership interest as of December 31, 1997 in productive natural gas and oil wells in the areas indicated.

                                                    NATURAL GAS        OIL           TOTAL
                                                    ------------   ------------   ------------
PROVINCE                                            GROSS   NET    GROSS   NET    GROSS   NET
--------                                            -----   ----   -----   ----   -----   ----
Anadarko Basin....................................   43     13.0      5     1.2     48    14.2
Gulf Coast........................................    1      0.0      5     0.1      6     0.1
West Texas........................................    2      0.7     91    24.5     93    25.2
Other.............................................   --       --      1     0.5      1     0.5
                                                     --     ----    ---    ----    ---    ----
          Total...................................   46     13.7    102    26.3    148    40.0
                                                     ==     ====    ===    ====    ===    ====

     Productive wells consist of producing wells and wells capable of production, including wells waiting on pipeline connection. Wells that are completed in more than one producing horizon are counted as one well. Of the gross wells reported above, none had multiple completions.

  Acreage

     Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil, regardless of whether or not such acreage contains proved reserves. A gross acre is an acre in which an interest is owned. A net acre is deemed to exist when the sum of fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres expressed as whole numbers and fractions thereof. The following table sets forth the approximate developed and undeveloped acreage in which the Company held a leasehold, mineral or other interest at December 31, 1997:

                                                DEVELOPED         UNDEVELOPED            TOTAL
                                              --------------   -----------------   -----------------
PROVINCE                                      GROSS     NET     GROSS      NET      GROSS      NET
--------                                      ------   -----   -------   -------   -------   -------
Anadarko Basin..............................  16,600   7,716    75,377    32,181    91,977    39,897
Gulf Coast..................................      --      --    18,588    14,902    18,588    14,902
West Texas..................................   6,035   1,794    19,957    11,517    25,992    13,311
Other.......................................     160      80   145,295    51,546   145,455    51,626
                                              ------   -----   -------   -------   -------   -------
          Total.............................  22,795   9,590   259,217   110,146   282,012   119,736
                                              ======   =====   =======   =======   =======   =======

     All the leases for the undeveloped acreage summarized in the preceding table will expire at the end of their respective primary terms unless the existing leases are renewed, production has been obtained from the acreage subject to the lease prior to that date, or some other "savings clause" is implicated. The following table sets forth the minimum remaining terms of leases for the gross and net undeveloped acreage:

                                                               ACRES EXPIRING
                                                              -----------------
                                                               GROSS      NET
                                                              -------   -------
Twelve Months Ending:
  December 31, 1998.........................................  120,186    46,491
  December 31, 1999.........................................   65,254    30,857
  December 31, 2000.........................................   51,984    24,263
  Thereafter................................................   21,793     8,535
                                                              -------   -------
          Total.............................................  259,217   110,146
                                                              =======   =======

     In addition, the Company had lease options as of December 31, 1997 to acquire an additional 254,699 acres, substantially all of which expire within one year.

VOLUMES, PRICES AND PRODUCTION COSTS

     The following table sets forth the production volumes, average prices received and average production costs associated with the Company's sale of natural gas and oil for the periods indicated.

                                                           YEAR ENDED          SIX MONTHS ENDED
                                                          DECEMBER 31,             JUNE 30,
                                                    ------------------------   -----------------
                                                     1995     1996     1997     1997      1998
                                                    ------   ------   ------   -------   -------
Production:
  Natural gas (MMcf)..............................     272      698    1,382      457     1,947
  Oil (MBbls).....................................     177      227      291      127       232
  Natural gas equivalent (MMcfe)..................   1,332    2,060    3,126    1,222     3,338
Average sales price(1):
  Natural gas (per Mcf)...........................  $ 1.62   $ 2.30   $ 2.56   $ 2.62    $ 2.10
  Oil (per Bbl)...................................   17.76    19.98    19.40    20.87     13.15
Average production expenses and taxes (per
  Mcfe)...........................................  $  .69   $  .53   $  .55   $  .56    $  .42

---------------

(1) Reflects the results of hedging activities in the periods presented.

COSTS INCURRED

     The costs incurred in natural gas and oil acquisition, exploration and development activities are as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1995      1996      1997
                                                          -------   -------   -------
Cost incurred for the year:
  Exploration...........................................  $ 6,893   $10,527   $29,421
  Property acquisition..................................    1,885     6,195    26,922
  Development...........................................      713     1,328     2,953
  Proceeds from participants............................   (1,296)   (4,111)     (319)
                                                          -------   -------   -------
                                                          $ 8,195   $13,939   $58,977
                                                          =======   =======   =======

     Costs incurred represent amounts incurred by the Company for exploration, property acquisition and development activities. Periodically, the Company will receive reimbursement of certain costs from participants in its projects subsequent to project initiation in return for an interest in the project. These payments are described as "Proceeds from participants" in the table above.

EXPLORATION STAFF

     Over the last seven years the Company has assembled an exploration staff that includes nine geophysicists, ten geologists, four petroleum engineers, five computer applications specialists, five geophysical/geological/engineering technicians, five landmen and five lease and division order analysts. Brigham's nine geophysicists have different but complementary backgrounds, and their diversity of experience in varied geological and geophysical settings, combined with various technical specializations (from hardware and systems to software and seismic data processing), provide the Company with valuable technical intellectual resources. The Company's team of explorationists has approximately 300 years of exploration experience and approximately 85 years of 3-D CAEX workstation experience, most of which was acquired at Brigham and various major and large independent oil companies. Occasionally, the Company complements and leverages its exploration staff by seeking out alliances or retainer relationships with geologists having extensive experience in a particular area of interest.

3-D SEISMIC TECHNOLOGY

     The Company's strategy is to use 3-D seismic and other advanced technologies, including CAEX, to systematically explore and develop domestic onshore natural gas and oil provinces. In general, 3-D seismic is the process of acquiring seismic data along multiple lines and grids. The primary advantage of 3-D seismic over 2-D seismic is that it provides information with respect to multiple horizontal and vertical points within a geologic formation instead of information on a single vertical line or multiple vertical lines within the formation. Acquiring larger amounts of data relating to a geologic formation allows a user to better correlate the data and, in some cases, obtain a greater understanding and image of the formation. Although it is impossible to predict with certainty the specific configuration or composition of any underground geologic formation, the use of 3-D seismic provides clearer and more accurate projected images of complex geologic formations, which can assist a user in evaluating whether to drill for natural gas and oil reserves. If a decision to drill is made, 3-D seismic can also help in determining the optimal location to drill.

     CAEX is the process of accumulating and analyzing the various seismic, production and other data obtained relating to a geographic area. In general, CAEX involves accumulating various 2-D and 3-D seismic with respect to a potential drilling location, correlating that data with historical well control and production data from similar properties and analyzing the available data through computer programs and modeling techniques to project the likely geologic composition of a potential drilling location and potential locations of undiscovered natural gas and oil reserves. This process relies on a comparison of data with respect to the potential drilling location and historical data with respect to the density and sonic characteristics of different types of rock formations, hydrocarbons and other subsurface minerals, resulting in a projected three dimensional image of the subsurface. This modeling is performed through the use of advanced interactive computer workstations and various combinations of available computer programs that have been developed solely for this application.

     Brigham has invested extensively in the advanced computer hardware and software necessary for 3-D seismic exploration. The Company has both Landmark and Geoquest CAEX workstations. This workstation flexibility provides the Company the opportunity to interpret a project on the particular CAEX workstation that it believes is best suited for defining those particular geologic objectives. Brigham's explorationists can access a diverse software tool kit including SeisWorks, StratWorks, SeisCube, OpenVision, ZAP, Zmap+, ARIES, SynTool, Poststack, Continuity Cube, TDQ, AutoPix, MapView, GeoViz, Voxels, SynView, CSA (Computed Seismic Attributes), Surface Slice,
Hampson -- Russell AVO Analysis and Modeling and ZEH Graphics CGMage Builder (graphics montage tool).

     The Company believes that its use of 3-D seismic technology provides it with a number of benefits in the exploration, delineation and development process that are not generally available to those who only use 2-D seismic and conventional processing methods. In particular, the Company believes that it obtains clearer and more accurate projected images of underground formations through computer modeling, and is therefore better able to identify potential locations of hydrocarbon accumulations based on the characteristics of the formations and analogies made with nearby fields and formations where hydrocarbons have been found. This enhanced data has been used to assist the Company in eliminating potential drilling locations that might otherwise have been drilled had the Company relied solely on 2-D seismic. This data has also been used to assist the Company in attempting to identify the most desirable location for the wellbore to increase the prospects of a successful exploratory or development well and production from the reservoir.

INDUSTRY ALLIANCES

     Veritas Anadarko Basin Acquisition Alliances. Pursuant to certain alliances with Veritas DGC Land Ltd.("Veritas"), Brigham had acquired approximately 850 square miles of 3-D seismic in the Anadarko Basin through December 31, 1997 and had agreed to acquire from 775 to 875 additional square miles of data to be divided among numerous projects in that province. In exchange for the Company's commitment to Veritas, the Company and its assignees only pay a portion of the 3-D seismic acquisition costs as the data is acquired. As the Company leases acreage or drills wells, it pays Veritas the balance of the costs in the form of leasing and drilling fees. In addition, in the event that the outstanding balance of deferred seismic acquisition costs exceeds certain threshold amounts, the Company must pre-pay part of the leasing and drilling fees to cause the outstanding balance to fall below the current threshold amount. Under these arrangements, Veritas has agreed to make a designated 3-D seismic crew available to the Company on a continuous basis and, as long as the Company has a project area ready for surveying and field seismic acquisition, to send the crew from one project area to the next without interruption. If the Company does not have a project area designated upon completion of one project, and Veritas has not been able to secure an intervening project from a third party, the Company is obligated to pay Veritas a stand-by fee. The Company has never incurred a stand-by fee to Veritas. These arrangements afford the Company access to 3-D seismic acquisition in a compressed cycle time, providing the Company with operational efficiencies.

     In addition, Veritas Geoservices, Ltd. provides three employees that maintain and operate four seismic data processing workstations in Brigham's offices. Supervised by Brigham's geophysicists, the vendor's employees process most of the Company's 3-D seismic. The associated improvement in communication and integration, from field data acquisition to processing, reduces project cycle times, and therefore costs, while improving the quality of the data for Brigham's subsequent interpretation.

     Anadarko Basin Alliance I. The Company has entered into alliances with Vintage Petroleum, Inc. ("Vintage") and Stephens Production Company ("Stephens") providing for their participation with Brigham in all projects that the Company conducts within a 625 square mile 3-D seismic program that was completed in 1997 with Veritas in the Anadarko Basin. Vintage and Stephens bear a disproportionate share of all pre-seismic and certain seismic costs on all projects in the program. Net of the interests of Vintage and Stephens, the Company holds a 37.5% interest in the program. The Company believes that this leveraging of its costs is possible because of the expertise and knowledge that the Company has developed, enabling the Company to build its revenue and cash flow base at a time when it has been capital constrained.

     Anadarko Basin Alliance II. Brigham is currently acquiring 3-D seismic under a second alliance with Veritas in the Anadarko Basin. From August through December 1997, the Company acquired approximately 225 square miles of 3-D seismic under this alliance and expects to acquire an additional 825 square miles in various Brigham-generated projects by mid-1999. The Company currently has a 100% working interest in the projects under its second seismic acquisition alliance with Veritas, and it plans to retain at least a 75% working interest in these projects following a potential sale of a portion of its interest to an industry participant.

     Carry-to-Casing Point Programs. In order to participate in wells drilled by the Company between April 1, 1996 and March 31, 1997, each of Gasco Limited Partnership ("Gasco") and Middle Bay Oil Company, Inc. ("Middle Bay") agreed to fund 25% of the Company's drilling costs and 12.5% of its completion costs for each well drilled. In return, the Company assigned to each an undivided 12.5% of the Company's interest in the leasehold allocated to the proration unit for each completed well. As a result, the Company paid for 50% of costs attributable to its working interest to casing point, and 75% of its completion costs, for 75% of its original working interest for each well funded during the term of the agreement.

     The Company renewed its agreement with Gasco in early 1997. In order to participate in wells drilled by the Company between April 1, 1997 and March 31, 1998, Gasco agreed to fund 18% of the Company's drilling costs and 9% of its completion cost for each well. In return, the Company has agreed to assign to Gasco an undivided 9% of the Company's interest in the leasehold allocated to the production unit for each completed well. As a result, the Company pays for 82% of costs attributable to its working interest to casing point, and 91% of its completion costs, for 91% of its original working interest for each well funded during the term of the agreement.

     The Company renewed its agreement with Gasco in early 1998. In order to participate in wells drilled by the Company between April 1, 1998 and March 31, 1999, Gasco agreed to fund 8% of the Company's drilling costs and 4% of its completion cost for each well. In return, the Company has agreed to assign to Gasco an undivided 4% of the Company's interest in the leasehold allocated to the production unit for each completed well. As a result, the Company pays for 92% of costs attributable to its working interest to casing point, and 96% of its completion costs, for 96% of its original working interest for each well funded during the term of the agreement.

     The Company believes that its agreements with Middle Bay and Gasco have been beneficial because they have allowed the Company to leverage its working interests in its properties by requiring it to bear a disproportionately smaller share of drilling costs. Depending on future conditions, the Company may seek to enter into similar types of arrangements with industry or financial participants. To the extent that the Company does seek to enter into such future arrangements, the terms of these arrangements, including the percentages of costs borne and interests assigned, may vary from those in the Company's past and present arrangements.

NATURAL GAS AND OIL MARKETING AND MAJOR CUSTOMERS

     Most of the Company's natural gas and oil production is sold through various marketing arrangements under price sensitive or spot market contracts. The revenues generated by the Company's operations are highly dependent upon the prices of and demand for natural gas and oil. The price received by the Company for its natural gas and oil production depends on numerous factors beyond the Company's control, including seasonality, competition, the condition of the United States economy, foreign imports, political conditions in other oil-producing and natural gas-producing countries, the actions of the Organization of Petroleum Exporting Countries, and domestic government regulation, legislation and policies. Decreases in the prices of natural gas and oil could have an adverse effect on the carrying value of the Company's proved reserves and the Company's revenues, profitability and cash flow. Although the Company is not currently experiencing any significant involuntary curtailment of its natural gas or oil production, market, economic and regulatory factors may in the future materially affect the Company's ability to sell its natural gas or oil production. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors -- Volatility of Natural Gas and Oil Prices" and "Risk Factors -- Marketability of Production." For the year ended December 31, 1997, sales to Cobra Oil & Gas Corporation and Pride Pipeline Company were approximately 14% and 12%, respectively, of the Company's natural gas and oil revenues. Due to the availability of other markets and pipeline connections, the Company does not believe that the loss of any single natural gas or oil customer would have a material adverse effect on the Company's results of operations.

COMPETITION

     The oil and gas industry is highly competitive in all of its phases. The Company encounters competition from other oil and gas companies in all areas of its operations, including the acquisition of seismic and leasing options and natural gas and oil leases on properties. The Company's competitors include major integrated natural gas and oil companies and numerous independent natural gas and oil companies, individuals and drilling and income programs. Many of its competitors are large, well established companies with substantially larger operating staffs and greater capital resources than the Company's. Such companies may be able to pay more for seismic and lease options on natural gas and oil properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. See "Risk
Factors -- Competition" and "Risk Factors -- Substantial Capital Requirements."

OPERATING HAZARDS AND UNINSURED RISKS

     Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for natural gas and oil may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services. The Company's future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors -- Dependence on Exploratory Drilling Activities." In addition, use of 3-D seismic technology requires greater pre-drilling expenditures than traditional drilling strategies. Although the Company believes that its use of 3-D seismic technology will increase the probability of success, some unsuccessful wells are likely, and there can be no assurance unsuccessful drilling efforts will not have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company's operations are subject to hazards and risks inherent in drilling for and producing and transporting natural gas and oil, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of the Company and others. The Company maintains insurance against some but not all of the risks described above. In particular, the insurance maintained by the Company does not cover claims relating to failure of title to natural gas and oil leases, trespass during 3-D survey acquisition or surface change attributable to seismic operations, business interruption or loss of revenues due to well failure. In certain circumstances in which insurance is available the Company may not purchase it. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     On August 7, 1998, the Company had 66 full-time employees. None is represented by any labor union. The Company believes its relations with its employees are good. The Company also relies on several regional consulting service companies to provide field landmen to support the Company on a project-by-project basis. One of these companies, Brigham Land Management, is owned by Vincent M. Brigham, who is the brother of Ben M. Brigham, the Company's Chief Executive Officer, President and Chairman of the Board. See "Certain Transactions."

FACILITIES

     The Company's principal executive offices are located in Austin, Texas, where it leases approximately 28,000 square feet of office space at 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730. In the fall of 1998, the Company expects to lease an additional 5,000 square feet of office space adjacent to its principal executive offices. The Company also leases a 4,100 square foot office at 450 Gears Road, Suite 240, Houston, Texas 77067.

TITLE TO PROPERTIES

     The Company believes it has satisfactory title, in all material respects, to substantially all of its producing properties in accordance with standards generally accepted in the oil and gas industry. The Company's properties are subject to royalty interests, standard liens incident to operating agreements, liens for current taxes and other inchoate burdens which the Company believes do not materially interfere with the use of or affect the value of such properties. The Company's Credit Facility is secured by a first lien against substantially all of the Company's natural gas and oil properties and, pursuant to the terms of the Offering, the Notes will be secured by a second lien against all collateral pledged by the Company as security under its Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GOVERNMENTAL REGULATION

     The Company's natural gas and oil exploration, production and marketing activities are subject to extensive laws, rules and regulations promulgated by federal and state legislatures and agencies. Failure to comply with such laws, rules and regulations can result in substantial penalties. The legislative and regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Although the Company believes it is in substantial compliance with all applicable laws and regulations, because those laws and regulations are frequently amended, interpreted and reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws and regulations.

     The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of natural gas and oil. These states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of natural gas and oil properties, the establishment of maximum rates of production from wells and the regulation of spacing, plugging and abandonment of such wells.

     The Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas transportation rates and service conditions, which affect the marketing of gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980s, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A 636-B and 636-C ("Order 636"), that have significantly altered the marketing and transportation of gas. Order 636 mandates a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed and the provision of open-access transportation on a nondiscriminatory basis. One of FERC's purposes in issuing the order was to increase competition within all phases of the natural gas industry. Numerous parties have filed petitions for review of Order 636, as well as orders in individual pipeline restructuring proceedings. In July 1996, Order 636 was generally upheld on appeal, and the portions remanded for further action do not appear to materially affect the Company. Because Order 636 may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on the Company and its gas marketing efforts. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas and has substantially increased competition and volatility in natural gas markets.

     The FERC frequently reexamines its transportation-related policies, including the terms and conditions under which interstate pipeline shippers may release interstate pipeline capacity for resale in the secondary market, the appropriateness of the use of negotiated and market-based rates, and the implementation of additional standardized terms and conditions for interstate gas transmission. In April 1998, the FERC issued a new rule to further standardize pipeline transportation tariffs that could adversely affect the reliability of scheduled interruptible transportation service on some pipelines. While any resulting FERC action would affect the Company only indirectly, any new rules and policy statements may have the effect of enhancing competition in natural gas markets or affecting the cost or availability of pipeline transportation.

     The price the Company receives from the sale of natural gas liquids and oil is affected by the cost of transporting products to markets. Effective January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. The Company is not able to predict with certainty the effect, if any, of these regulations on its operations. However, the regulations may increase transportation costs or reduce well head prices for natural gas liquids and oil. See "Risk
Factors -- Compliance with Government Regulations."

ENVIRONMENTAL MATTERS

     The Company's operations and properties are, like the oil and gas industry in general, subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities; limit or prohibit seismic acquisition, construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and impose substantial liabilities for pollution resulting from the Company's operations. The permits required for various of the Company's operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines or injunction, or both. In the opinion of management, the Company is in substantial compliance with current applicable environmental laws and regulations, and the Company has no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on the Company, as well as the oil and gas industry in general. The Comprehensive Environmental Response, Compensation and Liability Act and comparable state statutes impose strict and arguably joint and several liability on owners and operators of certain sites and on persons who disposed of or arranged for the disposal of "hazardous substances" found at such sites. It is not uncommon for the neighboring land owners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Resource Conservation and Recovery Act and comparable state statutes govern the disposal of "solid waste" and "hazardous waste" and authorize imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of "hazardous substance," state laws affecting the Company's operations impose clean-up liability relating to petroleum and petroleum related products. In addition, although RCRA classifies certain oil field wastes as "non-hazardous," such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

     Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as the Company, to prepare and implement spill prevention, control countermeasure and response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act of 1990 contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. For onshore and offshore facilities that may affect waters of the United States, the OPA requires an operator to demonstrate financial responsibility. Regulations are currently being developed under federal and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on the Company. In addition, the Clean Water Act and analogous state laws require permits to be obtained to authorize discharge into surface waters or to construct facilities in wetland areas. With respect to certain of its operations, the Company is required to maintain such permits or meet general permit requirements. The EPA recently adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group or seek coverage under an EPA general permit. The Company believes that it will be able to obtain, or be included under, such permits, where necessary, and to make minor modifications to existing facilities and operations that would not have a material effect on the Company.

     The Company has acquired leasehold interests in numerous properties that for many years have produced natural gas and oil. Although the previous owners of these interests have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties. In addition, some of the Company's properties are operated by third parties over whom the Company has no control. Notwithstanding the Company's lack of control over properties operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, adversely impact the Company. See "Risk Factors -- Compliance with Environmental Regulations" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Other Matters."

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the executive officers and directors of the Company:

                 NAME                    AGE                  POSITION
                 ----                    ---                  --------
Ben M. Brigham........................   38    President, Chief Executive Officer and
                                                 Chairman of the Board
Anne L. Brigham.......................   36    Executive Vice President and Director
Jon L. Glass..........................   42    Vice President -- Exploration and
                                               Director
Craig M. Fleming......................   41    Chief Financial Officer
David T. Brigham......................   37    Vice President -- Land and
                                               Administration, Corporate Secretary
A. Lance Langford.....................   36    Vice President -- Operations
Karen E. Lynch........................   37    Vice President -- Legal and General
                                                 Counsel
Harold D. Carter......................   59    Director
Alexis M. Cranberg....................   42    Director
Gary J. Milavec.......................   36    Director
Stephen P. Reynolds...................   46    Director

     Set forth below is a description of the backgrounds of the executive officers and directors of the Company.

     Ben M. "Bud" Brigham has served as Chief Executive Officer, President and Chairman of the Board of the Company since founding the Company in 1990. From 1984 to 1990, Mr. Brigham served as an exploration geophysicist with Rosewood Resources, an independent oil and gas exploration and production company. Mr. Brigham began his career in Houston as a seismic data processing geophysicist for Western Geophysical, a provider of 3-D seismic services, after earning his B.S. in Geophysics from the University of Texas.

     Anne L. Brigham has served as Executive Vice President and a Director of the Company since its inception in 1990 and as Corporate Secretary from 1990 to February 1998. Before joining the Company full-time in 1991, Ms. Brigham practiced law in the oil and gas and real estate sections of Thompson & Knight, P.C. Ms. Brigham worked as a geologist for Hunt Petroleum Corporation, an independent oil and gas exploration and production company, for over two years before attending law school. Ms. Brigham holds a B.S. in Geology from the University of Texas and a J.D. from Southern Methodist University.

     Jon L. Glass joined the Company in 1992 and has served as Vice
President -- Exploration since 1994 and a Director of the Company since 1995. From 1984 to 1992, Mr. Glass served in various capacities with Santa Fe Minerals, an oil and gas exploration company, in a variety of staff and managerial positions mainly focused on Santa Fe Minerals' exploration activities in the midcontinent and Gulf of Mexico (onshore and offshore). During this time Mr. Glass also assisted in the development of exploration and acquisition opportunities for Santa Fe Minerals in Canada and South America. Mr. Glass' early geological experience includes three years with Mid-America Pipeline Company and two years with Texaco USA, serving mainly as a midcontinent exploration geologist. Mr. Glass holds a B.S. and an M.S. in Geology from Oklahoma State University and an M.B.A. from the University of Tulsa.

     Craig M. Fleming has served as the Chief Financial Officer of the Company since 1993. From 1990 to 1993, Mr. Fleming served as Controller of Odyssey Petroleum Co., Ltd., an independent energy company. From 1988 to 1990, Mr. Fleming served as Controller and Treasurer for Harken Exploration Company, an independent energy company. Mr. Fleming began his career with Arthur Anderson & Co. in the Oil and Gas Audit Division and is a Certified Public Accountant. Mr. Fleming holds a B.B.A. in Accounting from Texas A&M University.

     David T. Brigham joined the Company in 1992 and has served as Vice President -- Land and Administration and Corporate Secretary of the Company since February 1998. Mr. Brigham served as Vice President -- Legal of the Company from 1994 until February 1998. From 1987 to 1992, Mr. Brigham was an oil and gas attorney with Worsham, Forsythe, Sampels & Wooldridge. Before attending law school, Mr. Brigham was a landman for Wagner & Brown Oil and Gas Producers, an independent oil and gas exploration and production company. Mr. Brigham holds a B.B.A. in Petroleum Land Management from the University of Texas and a J.D. from Texas Tech School of Law.

     A. Lance Langford joined the Company as Manager of Operations in 1995 and has served as Vice President -- Operations since January 1997. From 1987 to 1995, Mr. Langford served in various engineering capacities with Meridian Oil Inc., handling a variety of reservoir, production and drilling responsibilities. Mr. Langford holds a B.S. in Petroleum Engineering from Texas Tech University.

     Karen E. Lynch joined the Company in October 1997 as General Counsel and has served as Vice President -- Legal and General Counsel of the Company since February 1998. Prior to joining the Company, Ms. Lynch was a shareholder in the Dallas-based law firm of Thompson & Knight, P.C., where she practiced in the energy area since joining the firm in 1987. Ms. Lynch holds a B.B.A. in Petroleum Land Management from the University of Texas and a J.D. from the University of Oklahoma.

     Harold D. Carter has served as a Director of and consultant to the Company since 1992. Mr. Carter has more than 30 years experience in the oil and gas industry and has been an independent consultant since 1990. Prior to consulting, Mr. Carter served as Executive Vice President of Pacific Enterprises Oil Company
(USA). Before that, Mr. Carter was associated for 20 years with Sabine Corporation, ultimately serving as President and Chief Operating Officer from 1986 to 1989. Mr. Carter consults for Endowment Advisors, Inc.

with respect to its EEP Partnerships and Associated Energy Managers, Inc. with respect to its Energy Income Fund, L.P. and is a director of Abraxas Petroleum Corporation. Mr. Carter has a B.B.A. in Petroleum Land Management from the University of Texas and has completed the Program for Management Development at the Harvard University Business School.

     Alexis M. Cranberg has served as a Director of the Company since 1992. Mr. Cranberg is President of Aspect Management Corporation, an oil and gas exploration and investment company. In addition, Mr. Cranberg is a Director of Esenjay Exploration, Inc. and Westport Oil and Gas, Inc. and a past Director of General Atlantic Resources, Inc. and United Meridian Corporation. He holds a B.S. in Petroleum Engineering from the University of Texas and an M.B.A. from Stanford University.

     Gary J. Milavec has served as a Director of the Company since 1995. Mr. Milavec is a Managing Director of RIMCO, an investment management firm specializing in the energy industry. Prior to joining RIMCO in 1990, Mr. Milavec spent two years in the corporate finance department of Rauscher Pierce Refsnes, Inc. and three years as a geological engineer with Shell Western E&P, Inc. He also serves as a director of Universal Seismic Associates, Inc. and Texoil, Inc. Mr. Milavec holds a B.A. in Geology from the University of Rochester, an M.S. in Geology from the University of Oklahoma and an M.B.A. from the University of Houston.

     Stephen P. Reynolds has served as a Director of the Company since 1996. Mr. Reynolds is a managing member of General Atlantic Partners, LLC ("GAP LLC") and has been with GAP LLC or its predecessor entities since April 1980. Mr. Reynolds is also President of GAP III Investors, Inc., the general partner of General Atlantic Partners III, L.P., and is a general partner and limited partner of GAP-Brigham Partners, L.P. Mr. Reynolds is on the board of directors of Solo Serve Corporation, a publicly traded off-price soft goods retail company, and Computer Learning Centers, Inc., a publicly traded company providing technology related training. Mr. Reynolds is a nominee for Director of SS&C Technologies, Inc. Mr. Reynolds holds a B.A. in Economics from Amherst College and a Masters degree in Accounting from New York University.

     All directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Executive officers are generally elected annually by the Board of Directors to serve, subject to the discretion of the Board of Directors, until their successors are elected or appointed.

     There is no family relationship between any of the directors or between any director and any executive officer of the Company except that Ben M. Brigham and Anne L. Brigham are married and David T. Brigham is the brother of Ben M. Brigham. For information regarding certain business relationships between the Company and certain of its directors, see "Certain Transactions."

COMMITTEES OF THE BOARD

     The Company's Board of Directors formed standing audit and compensation committees on February 26, 1997, which are composed of Harold D. Carter, Alexis
M. Cranberg and Gary J. Milavec. The Audit Committee's primary responsibilities are to (i) recommend the Company's independent auditors to the Board of Directors, (ii) review with the Company's auditors the plan and scope of the auditor's annual audit, the results thereof and the auditors' fees, (iii) review the Company's financial statements and (iv) take such other action as it deems appropriate as to the accuracy and completeness of financial records of the Company and financial information gathering,reporting policies and procedures of the Company. The Compensation Committee exercises the power of the Board of Directors in connection with all matters relating to compensation of executive officers, employee benefit plans and the administration of the Company's stock option programs.

DIRECTOR COMPENSATION

     Fees and Expenses; Other Arrangements. Directors who are also employees of the Company are not separately compensated for serving on the Board of Directors. Directors who are not employees of the Company receive $5,000 per year and $500 per meeting for their services as directors. In addition, the

Company reimburses Directors for the expenses incurred in connection with attending meetings of the Board of Directors and its committees.

     Pursuant to a consulting agreement with Harold D. Carter that expired May 1, 1997, the Company paid Mr. Carter $6,000 per month through June 1996 and then $7,200 per month for the remainder of the term of the agreement to spend approximately 50% of his working time performing such consulting and advisory services regarding the operations of the Company as the Company requested, including service on the management committee of the Company's predecessor partnership. Pursuant to a subsequent consulting agreement that expires December 31, 1998, Mr. Carter continues to serve as a consultant to the Company and is currently being compensated $7,200 per month for such services and is reimbursed by the Company for his out-of-pocket expenses. In addition, pursuant to the terms of Mr. Carter's consulting agreement, the Company pays Associated Energy Managers, Inc. $1,000 per month to offset a portion of Mr. Carter's office overhead expenses and to provide the Company with limited use of part of Mr. Carter's office space for purposes of conducting business while employees of the Company are in Dallas, Texas.

     Alexis M. Cranberg and Stephen P. Reynolds served on the management committee of the Company's predecessor partnership pursuant to the terms of an agreement with General Atlantic, and Gary J. Milavec served on the committee pursuant to the terms of an agreement with RIMCO. The Company is not obligated to nominate any of the three to serve as a Director of the Company in the future.

     Director Stock Options. The Company's stockholders have approved the 1997 Director Stock Option Plan, pursuant to which each newly elected nonemployee director shall be granted an option to purchase 1,000 shares of Common Stock and each nonemployee director will receive an option to purchase 500 shares of Common Stock on December 31 of each year. The options under the plan are granted at fair market value on the grant date and become exercisable, subject to certain conditions, in five equal annual installments on the first five anniversaries of the grant date. The options terminate ten years from the grant date, unless terminated sooner. Twenty-five thousand shares of Common Stock have been authorized and reserved for issuance pursuant to the plan. Options to purchase 2,000 shares of Common Stock were granted on December 31, 1997 to the Company's four nonemployee directors pursuant to the 1997 Director Stock Option Plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     In accordance with Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"), the Company's Certificate of Incorporation includes a provision that, to the fullest extent permitted by law, eliminates the personal liability of members of its Board of Directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Such provision does not eliminate or limit the liability of a director (1) for any breach of a director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law, (3) for paying an unlawful dividend or approving an illegal stock repurchase (as provided in Section 174 of the DGCL) or (4) for any transaction from which the director derived an improper personal benefit.

     The Company has entered into indemnity agreements with each of its executive officers and directors that provide for indemnification in certain instances against liability and expenses incurred in connection with proceedings brought by or in the right of the Company or by third parties by reason of a person serving as an officer or director of the Company.

     The Company believes that these provisions and agreements will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's compensation committee during the last ten months of the past fiscal year consisted of Messrs. Carter, Cranberg and Milavec and all determinations concerning executive compensation for such period for the Company's executive officers were made by the compensation committee. The compensation committee members abstained from participation in compensation determinations concerning their own compensation. None of the executive officers of the Company has served on the board of directors or on the compensation committee of any other entity, any of whose officers served on the Board of Directors of the Company.

EXECUTIVE COMPENSATION

     Summary of Cash and Certain Compensation. The following table sets forth certain summary information concerning the compensation paid or awarded to the Chief Executive Officer of the Company and the only other executive officers of the Company who earned in excess of $100,000 in 1997 (the "named executive officers") for the years indicated.

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                COMPENSATION
                                                                          -------------------------
                                              ANNUAL COMPENSATION                          SHARES
               NAME AND                  ------------------------------    RESTRICTED    UNDERLYING       ALL OTHER
          PRINCIPAL POSITION             YEAR   SALARY($)   BONUS($)(1)   STOCK AWARDS    OPTIONS     COMPENSATION($)(2)
          ------------------             ----   ---------   -----------   ------------   ----------   ------------------
Ben M. Brigham.........................  1997    228,125      30,600             --            --           5,690
  Chief Executive Officer, President
    and                                  1996    144,000      15,000             --            --           4,817
  Chairman of the Board
Jon L. Glass...........................  1997    127,301      43,268         66,964       208,334             354
  Vice President -- Exploration          1996    109,782       3,223             --            --              --
Craig M. Fleming.......................  1997    122,272      44,971         44,643        69,445             477
  Chief Financial Officer                1996    102,919       8,063             --            --              --
David T. Brigham.......................  1997    108,895      32,712         44,643        69,445             428
  Vice President -- Land and             1996     94,874      10,505             --            --              --
  Administration, Corporate Secretary
A. Lance Langford......................  1997    107,469      43,111             --        52,085             410
  Vice President -- Operations           1996     94,090       7,261             --            --              --

---------------

(1) Includes the following moving allowances granted in 1997 to employees in connection with the Company's relocation of its corporate headquarters from Dallas, Texas, to Austin, Texas: Ben M. Brigham -- $30,600; Jon L.
    Glass -- $12,076; Craig M. Fleming -- $23,654; David T. Brigham -- $17,529;
    and A. Lance Langford -- $23,524.

(2) Amounts for Ben M. Brigham represent premiums paid by the Company under life and disability insurance plans of $1,442 and $4,248, respectively, in 1997, and $1,404 and $3,413, respectively, in 1996. Amounts for Jon L. Glass, Craig M. Fleming, David T. Brigham and A. Lance Langford represent premiums paid by the Company under a disability insurance plan in 1997.

     Option Grants. The following table contains information about stock option grants to the named executive officers in 1997:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                POTENTIAL REALIZED VALUE AT
                                                                                  ASSUMED ANNUAL RATES OF
                                                                                 STOCK PRICE APPRECIATION
                                         INDIVIDUAL GRANTS                          FOR OPTION TERM(1)
                         -------------------------------------------------   ---------------------------------
                         NUMBER OF     % OF TOTAL
                         SECURITIES     OPTIONS      EXERCISE
                         UNDERLYING    GRANTED TO    OR BASE
                          OPTIONS     EMPLOYEES IN    PRICE     EXPIRATION
         NAME            GRANTED(#)   FISCAL YEAR     ($/SH)       DATE        0%($)       5%($)      10%($)
         ----            ----------   ------------   --------   ----------   ---------   ---------   ---------
Ben M. Brigham.........        --           --           --           --            --          --          --
Jon L. Glass...........   208,334         32.3         5.00       7/1/04     2,005,215   3,142,280   4,619,530
Craig M. Fleming.......    69,445         10.8         5.00       7/1/04       668,408   1,047,433   1,539,851
David T. Brigham.......    69,445         10.8         5.00       7/1/04       668,408   1,047,433   1,539,851
A. Lance Langford......    52,085          8.1         5.00       7/1/04       501,318     785,593   1,154,916

---------------

(1) Amounts represent hypothetical gains that could be achieved for the options if they are exercised at the end of the option term. Those gains are based on assumed rates of stock price appreciation of 0%, 5% and 10% compounded annually from February 27, 1997, the date such options had been granted, through the expiration date. For the option term ending July 1, 2004, based on the closing price on The Nasdaq Stock Market(SM) of the Common Stock of $14.63 on December 31, 1997, a share of the Common Stock would have a value on July 1, 2004 of approximately $20.08 at an assumed appreciation rate of 5% and approximately $27.17 at an assumed appreciation rate of 10%.

     Option Exercises and Year-End Option Values. The following table provides information about the number of shares issued upon option exercises by the named executive officers during 1997, and the corresponding value realized by the named executive officers. The table also provides information about the number and value of options that were held by the named executive officers at December 31, 1997.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                                           NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED             IN-THE-MONEY
                              SHARES                       OPTIONS AT FY-END(#)          OPTIONS AT FY-END($)
                            ACQUIRED ON      VALUE      ---------------------------   ---------------------------
           NAME             EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----             -----------   -----------   -----------   -------------   -----------   -------------
Ben M. Brigham............      --            --            --                --          --                 --
Jon L. Glass..............      --            --            --           208,334          --          2,005,215
Craig M. Fleming..........      --            --            --            69,445          --            668,408
David T. Brigham..........      --            --            --            69,445          --            668,408
A. Lance Langford.........      --            --            --            52,085          --            501,318

  Employment Agreements

     The Company employs Ben M. Brigham under an employment agreement (the "Employment Agreement") as Chief Executive Officer and President of the Company for a five year term that began in February 1997. The Employment Agreement contains rollover provisions so that at all times the term of the Employment Agreement shall be not less than three years. The agreement provides for an annual salary of $275,000, which the Board of Directors may further increase from time to time. Mr. Brigham is also entitled to an annual cash bonus, not to exceed 75% of his then current salary, determined based on criteria established by the Board of Directors. Under the Employment Agreement, Mr. Brigham is entitled to participate in any employee benefit programs that the Company provides to its executive officers. The only employee benefit programs that the Company offers to its officers and employees are group insurance coverage and participation in the Company's 401(k) Retirement Plan, the 1997 Incentive Plan and the Incentive Bonus Plan. If Mr. Brigham terminates his employment for good reason, which includes a material reduction of Mr. Brigham's position without cause or his written consent, breach of a material provision of the Employment Agreement or improper notice of termination, or if the Company terminates Mr. Brigham without cause, the Company must pay Mr. Brigham a sum equal to the amount of his annual base salary that he would have received during the remainder of his employment term plus the average of his annual bonuses received in the preceding two years times the number of years in the remainder of his employment term. Mr. Brigham's agreement also contains a three-year non-compete and confidentiality clause with standard terms.

     Each of the other named executive officers of the Company is a party to a confidentiality and noncompete agreement.

EMPLOYEE BENEFIT PLANS

     Employees' Restricted Stock. In February 1997, the Company, in connection with the Exchange, issued 66,964 shares, 44,643 shares and 44,643 shares of restricted stock to Jon L. Glass, Craig M. Fleming and David T. Brigham, respectively, in exchange for restricted limited partnership interests issued to them in 1994.

Each agreement relating to the restricted stock contains confidentiality, noncompete and vesting provisions. The shares awarded Messrs. Brigham and Fleming vest over a three-year period -- 30% in each of July 1997 and 1998 and 40% in July 1999. Of the shares awarded to Mr. Glass, 45% have already vested, 28.33% vest in July 1998, and 26.67% vest in July 1999.

     1997 Incentive Plan. The Board of Directors and the stockholders of the Company approved the adoption of the Company's 1997 Incentive Plan (the "1997 Incentive Plan") as of February 27, 1997. The Compensation Committee selects participants in the 1997 Incentive Plan from among those key employees and others who hold positions of responsibility with the Company and whose performance may have a significant effect on the success of the Company. An aggregate of 1,588,169 shares of Common Stock have been authorized and reserved for issuance pursuant to the 1997 Incentive Plan. In March 1997, options were granted to purchase a total of 644,097 shares of Common Stock at an exercise price per share of $5.00. These options vest over six years. Jon L. Glass, Craig
M. Fleming and David T. Brigham were granted options to purchase 208,334 shares, 69,445 shares and 69,445 shares of Common Stock, respectively. With the exception of options to purchase 138,889 shares of Common Stock granted to Jon
L. Glass, these options vest as follows: 30% on July 1, 1998; 20% on July 1, 1999; 16.66% on July 1, 2000; 16.67% on July 1, 2001; and the balance on July 1,
2002. The balance of Mr. Glass' options (138,889 shares) vest as follows: 30% on February 1, 1999; 20% on July 1, 1999; 16.66% on July 1, 2000; 16.67% on July 1,
2001; and 16.67% on July 1, 2002. Of the options issued in 1997 pursuant to the 1997 Incentive Plan, options to purchase 17,360 have been forfeited by certain employees.

     In January 1998, options were granted to purchase 307,250 shares of Common Stock at an exercise price of $12.875 per share. These options vest over six years in three equal bi-annual installments starting the second year following the date of grant.

     Subject to the provisions of the 1997 Incentive Plan, the Compensation Committee is authorized to determine the type or types of awards made to each participant and the terms, conditions and limitations applicable to each award. In addition, the Compensation Committee has the exclusive power to interpret the 1997 Incentive Plan and to adopt rules and regulations that it may deem necessary or appropriate, in keeping with the objectives of the 1997 Incentive Plan.

     Pursuant to the 1997 Incentive Plan, participants will be eligible to receive awards consisting of stock options, stock appreciation rights, stock, restricted stock, cash or any combination of the foregoing. Stock options may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options.

     Incentive Bonus Plan. In connection with the Exchange, the Company adopted the Incentive Bonus Plan (the "Incentive Bonus Plan") previously established by the Company's predecessor partnership. The Incentive Bonus Plan is designed to pay cash compensation and bonuses to eligible employees of the Company. Under the Incentive Bonus Plan, the Company maintains an incentive account for each calendar year (each an "Incentive Account") and a discretionary bonus account (the "Discretionary Bonus Account"). Prior to the beginning of each calendar year, the President of the Company designates the employees of the Company who are eligible to participate in the Incentive Account being established for such year, and each such employee's percentage of interest (an "Account Percentage") in such Incentive Account. Subject to certain adjustments provided under the Incentive Bonus Plan, each Incentive Account is credited with an amount equal to one-half of the net revenue received by the Company which is equivalent to a one percent interest in the Company's net revenue interest in the oil and gas produced from each Company well drilled or reentered after April 30, 1992, and the Discretionary Bonus Account is credited with an amount equal to the amount credited to each Incentive Account. The President has discretion to allocate a greater interest to the accounts. Within 30 days after each March 31 and September 30, an employee who has been designated to have an Account Percentage in the Incentive Account established for a particular year receives cash compensation equal to his or her Account Percentage in such Incentive Account multiplied by the amount credited to that Incentive Account for the six-month period then ended. In addition, the President of the Company has the discretion to award cash bonuses to any Company employee from the amounts credited to the Discretionary Bonus Account. The participation of an employee under the Incentive Bonus Plan terminates when he or she ceases to be an employee of the Company for any reason. The President of the Company may amend or terminate the Incentive Bonus Plan at any time.

                              CERTAIN TRANSACTIONS

     In connection with the land work necessary prior to and during 3-D seismic acquisitions, the Company engages Brigham Land Management ("BLM"), an independent company owned and managed by Vincent M. Brigham, a brother of Ben M. Brigham, who is the Company's Chief Executive Officer, President and Chairman of the Board, and David T. Brigham, who is a Vice President of the Company. BLM specializes in conducting the field land work necessary prior to and during 3-D seismic acquisitions. BLM has regional expertise in the Anadarko Basin and the Texas Panhandle, and, to a lesser extent, West Texas. BLM performs these services for the Company using BLM's employees and independent contractors. In 1995, 1996 and 1997, the Company paid BLM approximately $382,000, $596,000 and $837,000, respectively. Other participants in the Company's 3-D seismic projects reimbursed the Company for a portion of these amounts. Based on its experience with other firms in the area, the Company believes that BLM's charges are at or below those of other firms.

     In 1994, the Company, through its subsidiary Quest Resources, L.L.C., formed Venture Acquisitions, L.P. ("Venture") with affiliates of RIMCO, a holder of in excess of 5% of the Common Stock, to provide the Company with the capital to acquire interests in certain potential drilling locations, producing properties and 3-D seismic projects. The RIMCO affiliates have contributed $5.2 million to Venture, and the Company has contributed $286,138. Until the first payout under the Venture limited partnership agreement, the Company's share of all capital costs is 5%, and the Company's share of revenues and related production expenses and costs is 10%. Between the first and second payout levels, the Company's share of capital costs and revenues and related production expenses and costs is 25% and thereafter increases to 50%. Venture acquired from the Company an interest in (i) a 3-D project for approximately $75,000 in 1995, and (ii) two 3-D delineated potential drilling locations and 3-D seismic for approximately $83,000 in 1996. The Company billed Venture approximately $14,924 in 1995, $16,500 in 1996 and $56,658 in 1997 for its proportionate share of exploration and overhead costs. Because RIMCO was not an affiliate of the Company when the Venture partnership was formed, the Company believes that the terms of the Venture partnership are no less favorable than could be obtained from an unaffiliated third party. Gary J. Milavec, a director of the Company and member of the Company's compensation committee, is employed by RIMCO.

     In November 1994, the Company, certain RIMCO affiliates and other unrelated industry participants entered into a geophysical exploration agreement creating an area of mutual interest in its Esperson Dome Project in Liberty and Harris counties, Texas. The Company financed its participation in this project by assigning its interest, and obligation to bear costs, to Vaquero Gas Company, Inc. ("Vaquero"), a RIMCO affiliate, subject to a 5% net profits overriding royalty interest and the right to receive up to 50% of Vaquero's interest on the occurrence of certain payouts. The Company also retained responsibility for managing the 3-D seismic acquisition and interpretation of the data after it had been acquired. During 1995, 1996 and 1997, the Company received approximately $25,000, $123,000 and $50,000, respectively, from the RIMCO affiliates, including Vaquero, for workstation time and geoscientists' time in interpreting the 3-D seismic that were acquired. Because RIMCO was not an affiliate of the Company when the project was initiated and the interest to Vaquero was transferred, the Company believes that the terms of the arrangement are no less favorable than could be obtained from an unaffiliated third party.

     In January 1997, the Company, RIMCO and Tigre Energy Corporation ("Tigre") entered into an agreement under which the Company had been initially assigned an undivided 22% interest (subject to a proportionately reduced 3% overriding royalty interest) in a project ("Tigre Point") located in Vermillion Parish, Louisiana in return for paying certain costs of acquiring 3-D seismic and land within the project area. The Company acquired an additional 12.5% working interest from RIMCO and an additional 37.5% working interest from Tigre in parts of the project under the same terms as the initial 25% interest. The Company believes that the arrangements with RIMCO affiliates relating to Tigre Point are on terms no less favorable than could be obtained from an unaffiliated third party, because RIMCO and Tigre, an unaffiliated third party, are participants in the project on substantially similar terms.

     The Company and an affiliate of Universal Seismic Associates, Inc. ("USA"), a public company of which RIMCO affiliates beneficially own approximately 22% of the outstanding common stock, have entered into a geophysical exploration agreement covering an area of mutual interest on the Gulf Coast. Under the terms of the agreement, USA conducted a 3-D seismic program established by the Company and USA and processed the data acquired under the program at cost, and the Company will interpret the resulting seismic for the benefit of the Company and USA at no charge to USA. Subject to a party's electing not to participate in an acquired interest, the Company and USA will each own an undivided 50% interest in all land interests acquired within the area of mutual interest. Through December 31, 1997, the Company had incurred $209,314 of costs under those arrangements. Based on its experience in acquiring 3-D seismic, the Company believes that it has acquired 3-D seismic under this agreement on terms, and that the arrangement is on terms, no less favorable than could be obtained from an unaffiliated third party.

     In 1993 and 1994 the Company issued to RIMCO 10% Notes in principal amounts of $3.0 million and $4.9 million, respectively. In 1995 the Company issued RIMCO additional 10% Notes in a principal amount of $2.6 million, and in the same year, issued RIMCO 5% Notes in a principal amount of $16.0 million, $10.5 million of which was used to repay all the outstanding 10% Notes. The 5% Notes were exchanged for 1,754,464 shares of Common Stock in the Exchange. In 1995, 1996 and 1997, the Company paid RIMCO $631,989, $809,332 and $340,000, respectively, in interest payments on the 5% Notes and the 10% Notes. In 1995, 1996 and 1997, the Company distributed to RIMCO $102,107, $82,097 and $48,150, respectively for RIMCO's overriding royalty interest in certain natural gas and oil properties.

     Pursuant to a consulting agreement with Harold D. Carter that expired May 1, 1997, the Company paid Mr. Carter $6,000 per month through June 1996 and $7,200 per month for the remainder of the term of the agreement to spend approximately 50% of his working time performing such consulting and advisory services regarding the operations of the Company as the Company requested, including service on the management committee of the Company's predecessor partnership. Pursuant to this agreement, Mr. Carter received $72,000 in 1995, $79,200 in 1996 and $86,580 in 1997. Additional disbursements totaling approximately $13,000 were made by the Company to Mr. Carter during 1997 for the reimbursement of certain expenses. Pursuant to the terms of a subsequent consulting agreement, the Company will continue to utilize Mr. Carter's consulting services through December 31, 1998 and pay Mr. Carter $7,200 per month for those services and reimburse Mr. Carter for certain out-of-pocket expenses during the term of the agreement. In addition, pursuant to the terms of Mr. Carter's consulting agreement, the Company pays Associated Energy Managers, Inc. $1,000 per month to offset a portion of Mr. Carter's office overhead expenses and to provide the Company with limited use of part of Mr. Carter's office space for purposes of conducting business while employees of the Company are in Dallas, Texas.

     In 1995, 1996 and 1997, the Company paid $35,000, $110,000 and $18,000 to
Aspect and affiliates of Alexis M. Cranberg, a director of the Company, to acquire interests in a project in Grady County, Oklahoma and a project in Hardeman and Wilbarger counties, Texas and Jackson County, Oklahoma. Based on its experience in the industry, the Company believes that these transactions are on terms no less favorable than could be obtained from an unaffiliated third party. The Company billed Aspect and other affiliates of Alexis M. Cranberg $13,000 in 1995 and $68,000 in 1996 for its proportionate share of the costs related to the projects.

     The Company has entered into a Registration Rights Agreement with General Atlantic Partners III, L.P., GAP-Brigham Partners, L.P., RIMCO Partners, L.P. II, RIMCO Partners, L.P. III and RIMCO Partners, L.P. IV, Ben M. Brigham, Anne
L. Brigham, Harold D. Carter, Craig M. Fleming, David T. Brigham and Jon L. Glass. Pursuant to the Registration Rights Agreement, Anne and Ben Brigham, acting together, the RIMCO entities, acting together, and the General Atlantic entities, acting together, each may separately require the Company to register securities, on one occasion, if the shares to be registered have an estimated aggregate offering price to the public of at least $3.0 million. One additional registration is allowed if any registrable securities requested to be included in a previous registration statement have not been disposed of in accordance with that previous registration. The Registration Rights Agreement also provides "piggyback" registration rights for all registrations of registrable securities for the Company or another security holder. In an underwritten offering, however, the Company may exclude all or a portion of the securities being registered pursuant to "piggyback" registration rights if the managing underwriter determines that including those securities would raise a substantial doubt about whether the proposed offering could be consummated. The Registration Rights Agreement contains customary indemnity by the Company in favor of persons selling securities in a registration governed by the Registration Rights Agreement, and by those persons in favor of the Company, relating to the information included in or omitted from the Registration Statement.

                             PRINCIPAL STOCKHOLDERS


     The table below sets forth information concerning (i) the only persons known by the Company, based upon statements filed by such persons pursuant to
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to own beneficially in excess of 5% of the Common Stock as of August 18, 1998, and (ii) the shares of Common Stock beneficially owned, as of August 18, 1998, by each director of the Company, each executive officer listed in the Summary Compensation Table included elsewhere in this Prospectus, and all directors and executive officers of the Company as a group. Except as indicated, each individual has sole voting power and sole investment power over all shares listed opposite his name.



                                                                SHARES             SHARES BENEFICIALLY
                                                          BENEFICIALLY OWNED         OWNED AFTER THE
                                                       PRIOR TO THE OFFERING(1)         OFFERING
                                                       -------------------------   -------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                      NUMBER       PERCENT      NUMBER     PERCENT
------------------------------------                   ------------   ----------   ---------   -------
Ben M. Brigham(2)....................................   3,720,342        30.01%    3,720,342   27.66%
  6300 Bridge Point Parkway, Bldg. 2, Suite 500
  Austin, Texas 78730
Anne L. Brigham(2)...................................   3,720,342        30.01%    3,720,342   27.66%
  6300 Bridge Point Parkway, Bldg. 2, Suite 500
  Austin, Texas 78730
General Atlantic Partners, L.L.C.(3).................   2,807,143        22.64%    2,807,143   20.87%
  Three Pickwick Plaza
  Greenwich, Connecticut 06830
Resource Investors Management Company(4).............   1,754,464        14.15%    1,754,464   13.04%
  600 Travis Street, Suite 6875
  Houston, Texas 77002
R. Chaney & Co., Inc.(5).............................     635,000         5.12%      635,000    4.72%
  909 Fannin, Suite 1275
  Two Houston Center
  Houston, Texas 77010
Craig M. Fleming(6)..................................      65,477         *           65,477     *
Jon L. Glass(7)......................................      88,798         *           88,798     *
David T. Brigham(8)..................................      66,477         *           66,477     *
A. Lance Langford(9).................................      18,365         *           18,365     *
Harold D. Carter.....................................     341,893         2.76%      341,893    2.54%
Gary J. Milavec(10)..................................          --            --           --       --
Alexis M. Cranberg...................................          --            --           --       --
Stephen P. Reynolds(11)..............................          --            --           --       --
All directors and executive officers as a group
  (11 persons)(6)(7)(8)(9)...........................   4,301,977        34.70%    4,301,977   31.98%

---------------

  *  Represents less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or disposition power with respect to securities.

 (2) Includes 1,831,414 shares owned by Ben M. Brigham and 1,831,410 shares owned by Anne L. Brigham, who are husband and wife; 28,272 shares owned by Ben M. Brigham and Anne L. Brigham as Trustees under Brigham Parental Trust I; 28,246 shares owned by Ben M. Brigham and Anne L. Brigham as Trustees under Brigham Parental Trust II; and 1,000 shares held by David T. Brigham, as custodian for Elizabeth R. Brigham under the Texas Uniform Transfers to Minors Act.

 (3) Includes 2,679,418 shares held by GAP III; and 127,725 shares held by GAP-Brigham Partners, L.P. ("GAP-Brigham"). Stephen P. Reynolds is the general partner and a limited partner in GAP-Brigham and is President of GAP III Investors, Inc., the general partner of GAP III.

 (4) Includes 612,308 shares held by RIMCO Partners, L.P. II, 307,031 shares held by RIMCO Partners, L.P. III and 835,125 shares held by RIMCO Partners, L.P. IV (collectively, the "RIMCO Partnerships"). RIMCO is the general partner of each of the RIMCO Partnerships. The general partner of RIMCO is RIMCO Associates, Inc.

 (5) Includes 610,000 shares held by R. Chaney & Partners III L.P. ("Fund III") and 25,000 shares held by R. Chaney & Partners IV L.P. ("Fund IV"). R. Chaney & Partners, Inc. ("Partners") is the sole general partner of Fund III, and R. Chaney Investments, Inc. ("Investments") is the sole general partner of Fund IV. Mr. Robert H. Chaney is the sole shareholder of Partners and Investments.

 (6) Includes 44,643 shares of restricted stock, which vest as follows: 30% in July 1997, 30% in July 1998 and 40% in July 1999; and 20,834 shares of Common Stock issuable upon exercise of certain stock options that vested July 1, 1998.

 (7) Includes 66,964 shares of restricted stock, which vested as follows: 16.67% in February 1997, 28.33% in July 1997, 28.33% in July 1998 and 26.67% in
     July 1999; and 20,834 shares of Common Stock issuable upon exercise of certain stock options that vested July 1, 1998.

 (8) Includes 44,643 shares of restricted stock, which vest as follows: 30% in July 1997, 30% in July 1998 and 40% in July 1999; 1,000 shares gifted by Ben M. Brigham and Anne L. Brigham; and 20,834 shares of Common Stock issuable upon exercise of certain stock options that vested July 1, 1998.

 (9) Includes 17,365 shares of Common Stock issuable upon exercise of certain stock options that vest July 1, 1998.

(10) Gary J. Milavec is a Managing Director of RIMCO, the general partner of each of the RIMCO Partnerships, and is a Vice President of RIMCO Associates, Inc., the general partner of RIMCO. As such, Mr. Milavec may be deemed to share voting and investment power with respect to the 612,308 shares held by RIMCO Partners, L.P. II, the 307,031 shares held by RIMCO Partners, L.P. III and the 835,125 shares held by RIMCO Partners, L.P. IV. Mr. Milavec disclaims beneficial ownership of shares beneficially owned by RIMCO and the RIMCO Partnerships.

(11) Stephen P. Reynolds is the general partner and a limited partner in GAP-Brigham and is President of GAP III Investors, Inc., the general partner of GAP III. As such, Mr. Reynolds may be deemed to share voting and investment power with respect to the 2,679,418 shares held by GAP III and the 127,725 shares held by GAP-Brigham. Mr. Reynolds disclaims beneficial ownership of shares owned by GAP III and GAP-Brigham except to the extent of his pecuniary interest therein.

                       DESCRIPTION OF OTHER INDEBTEDNESS

     In January 1998, Brigham entered into the Credit Facility with the Bank of Montreal and the lenders signatory thereto. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                              DESCRIPTION OF NOTES

GENERAL

     The Notes will be issued pursuant to an Indenture between the Company and Chase Bank of Texas, National Association, as trustee (the "Trustee"). Copies of the Indenture will be made available to prospective purchasers upon request to the Company. The Indenture will be subject to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The terms of the Notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The Notes will be subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

TERMS OF THE NOTES


     The Notes will be limited in aggregate principal amount to $40 million, plus any PIK Interest, and will mature on August 20, 2003. Interest on the Notes will be payable quarterly, beginning on November 20, 1998. Interest rates payable on the Notes shall vary depending upon whether accrued interest is paid in cash or by PIK Interest. Interest shall be paid in cash at interest rates of 12%, 13% and 14% per annum during years one through three, year four and year five, respectively, of the term of the Notes; provided, however, that if the payment in cash of interest accrued on the Notes would cause a "Borrowing Base Deficiency" under the Senior Credit Agreement or would cause the Company to be in violation of any covenant or other restriction set forth in any Senior Loan Document or any Basic Document, the Company may pay PIK Interest at interest rates of 13%, 14% and 15% per annum during years one through three, year four and year five, respectively, of the term of the Notes. The Notes may be prepaid at any time, in whole or in part, without premium or penalty, provided that all partial prepayments must be pro rata to the various holders of the Notes.


     Interest will be computed on the basis of a 360-day year for the actual number of days elapsed commencing on the day immediately following any advance of principal (or interest paid in kind) through and including the date of payment of any principal amount. Principal, premium, if any, and interest on the Notes will be payable in cash to holders of the Notes. The Notes will be registered as to principal and interest in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. Because the parties anticipate that the Notes, Warrants and Shares will be considered an "investment unit" under certain United States Treasury Regulations, the aggregate offering price must be allocated among the three securities. As a result, a portion of the principal amount of the Notes may be considered "original issue discount" ("OID"). OID would accrue on the Notes on a constant yield basis over the term of the Notes. Generally, OID accrues in advance of the receipt of cash to which such OID is attributable regardless of the holder's method of accounting.

     Pursuant to the Securities Purchase Agreement, the initial purchasers of the Notes will, as long as they and/or their affiliates beneficially own 5% or more of the Common Stock (including the Warrant Shares, whether exercised or not), have the right to designate one member of the Board of Directors of the Company reasonably satisfactory to the Company. If such purchasers elect to designate a person to serve as a member of the Board of Directors of the Company (the "Designee"), the Securities Purchase Agreement will require the Company to
(i) expand as required the number of directors constituting the entire board,
(ii) elect such Designee as is reasonably satisfactory to the Company and (iii) submit the name of such Designee to the Company's stockholders (together with a recommendation for election) at each meeting of the Company's stockholders at which directors are elected, until otherwise requested by such purchasers.


     A fee of approximately $1.6 million will be paid to the purchasers and an affiliate of the purchasers of the Notes at closing. In connection with their purchase of the Shares, a fee of approximately $500,000 will also be paid to the purchasers and such affiliate at closing.

SECURITY

     The Obligations and the Subsidiary Guaranty Agreements, as appropriate, will be secured by the following which, in each case shall be subordinate in priority only to those liens, security interests or rights granted in the same collateral to secure the performance of the Company under the Senior Loan Documents, in accordance with, but subject to, the terms of the Subordination
Agreement: (i) Security Agreements of the Company, Brigham, Inc., Brigham Holdings I, LLC and Brigham Holdings II, LLC granting a security interest in all of such entity's right, title and interest in and to the Capital Stock of Brigham, Inc., Brigham Holdings I, LLC, Brigham Holdings II, LLC and Brigham Oil & Gas, L.P. (the "Partnership"), (ii) a Security Agreement of the Partnership granting a security interest in all of the Partnership's right, title and interest in and to all accounts, general intangibles, equipment and inventory of the Partnership, and (iii) a Mortgage, Deed of Trust, Assignment of Production, Security Agreement and Financing Statement of the Partnership covering all of the Property of the Partnership.

RANKING AND SUBORDINATION


     The Notes will be subject to the Subordination Agreement (as defined). See "Subordination Agreement." As of June 30, 1998, on a pro forma basis, after giving effect to the application of the net proceeds from the Offering, the Company would have had $20.5 of Senior Indebtedness outstanding. The Indenture will limit, subject to certain financial tests, the amount of additional Debt, including Senior Indebtedness, that the Company and its Subsidiaries can incur. See "-- Certain Covenants Limitation on Indebtedness."


SUBSIDIARY GUARANTY AGREEMENTS

     Pursuant to the Subsidiary Guaranty Agreements, each Subsidiary Guarantor will fully and unconditionally guarantee, jointly and severally, the prompt payment of principal of and interest on the Notes, and all other indebtedness, obligations and liabilities of the Company under the Securities Purchase Agreement. Each Subsidiary Guarantor that makes a payment under a Subsidiary Guaranty Agreement shall be entitled to contribution from each other Subsidiary Guarantor, subject to such Subsidiary Guarantor's guarantee obligations, in a pro rata amount based on the net worth of each Subsidiary Guarantor. Financial statements for the Subsidiary Guarantors are not presented because the Company has determined that they would not be material to investors.

     The obligations of each Subsidiary Guarantor will be limited to the greater of (a) the "reasonably equivalent value" or "fair consideration" (or equivalent concept) received by the Subsidiary Guarantor in exchange for the obligation incurred under its Subsidiary Guaranty Agreement, within the meaning of any applicable state or federal fraudulent conveyance or transfer laws; or (b) the lesser of, after giving effect to the extent allowed by law to its rights of contribution and subrogation under its Subsidiary Guaranty Agreement, (i) the maximum amount that will not render the Subsidiary Guarantor insolvent or (ii) the maximum amount that will not leave the Subsidiary Guarantor with any property deemed an unreasonably small capital. Each Subsidiary Guarantor that makes a payment under a Subsidiary Guaranty Agreement shall be entitled to contribution from each other Subsidiary Guarantor in a pro rata amount based on the net worth of each Subsidiary Guarantor.

     The rights and remedies of the Noteholders under the Subsidiary Guarantors will be subject to the Liens created or evidenced by the Senior Loan agreements and the terms and conditions of the Subordination Agreement. See "Subordination Agreement."

CERTAIN COVENANTS

     The Indenture will contain certain covenants including, among others, the following:

  Limitation on Indebtedness

     Neither the Company nor any Subsidiary will incur, create or assume any Debt, other than Permitted Debt, such that the ratio of the Company's Adjusted Consolidated Net Tangible Assets (as at the end of the immediately preceding calendar quarter) to the sum of (a) Company's Consolidated Indebtedness (after such incurrence, creation or assumption of additional Debt other than Permitted Debt) plus (b) past due interest on Debt is less than 1.5 to 1.0. This covenant shall also apply to any such Debt incurred or assumed as a result of a merger or consolidation with any other Person. Any such Debt so incurred, created or assumed (without violation of the Indenture) must be fully subordinated to the Obligations unless the Agent agrees otherwise, provided that, so long as certain holders of the Notes have been given a first look and right to make a proposal for any future subordinated indebtedness, up to $25,000,000 (less the maximum potential balance at the time in question of the Schedule 8.02 Payables) in the aggregate of such Debt may be incurred that is pari passu in right of payment with the Notes. Notwithstanding the foregoing, in the event of any refinancing of the Senior Loan, which refinancing does not violate, on a pro forma basis for the four fiscal quarters of the Company after the refinancing, the interest coverage test described above under "Consolidated Interest Coverage Ratio" in "Certain Covenants," the current ratio test described under "Current Ratio," or, provided the amount of such refinanced Senior Loan is more than $75,000,000, the covenant in the first sentence of this paragraph, the refinanced Senior Loan shall remain senior to (and shall not be subordinate to) the Obligations.

     Neither the Company nor any Subsidiary will incur, create, suffer or assume any accounts payable for the deferred purchase price of Property or services or any Trade Payables which are more than 75 days past the invoice or billing date, unless such accounts payable are either (i) being contested in good faith by appropriate proceedings and reserves as required under GAAP shall have been established therefor, or (ii) Schedule 8.02 Payables which are not past due.

     Notwithstanding the foregoing, if at any time the ratio of the Company's Adjusted Consolidated Net Tangible Assets to the sum of (a) Company's Consolidated Indebtedness plus (b) past due interest on Debt, is less than 1.5 to 1.0, the Agent shall have the right to require, and the Company covenants and agrees to convey (or cause to be conveyed) to the Trustee or the Agent for the benefit of the Agent and the Noteholders, such additional Potential Collateral as the Agent shall require (subject to the Senior Lenders' rights to a first and prior lien in such Potential Collateral). Such conveyance shall be made within 30 days following receipt of written notice from the Agent and shall be deemed a pledge of additional Collateral in accordance with Section 7.09 of the Indenture. As used in this paragraph, "Potential Collateral" means any of the Company's or any Subsidiary's Oil and Gas Properties (which are not already Collateral) which are identified as containing proved Hydrocarbon reserves, whether existing on the date of the Indenture or thereafter acquired.

  Limitation on Liens Securing Indebtedness

     Neither the Company nor any Subsidiary will create, incur, assume or permit to exist any Lien on any of its Properties (now owned or hereafter acquired), except (i) Liens securing the Senior Loan; provided the Trustee is granted a second Lien on such Property securing the payment of the Obligations; (ii) Liens securing the payment of the Obligations; (iii) Excepted Liens; (iv) Liens securing leases allowed under clause (iv) of the definition of Excepted Liens but only on the Property under lease; (v) Liens disclosed on a schedule to the Securities Purchase Agreement; and (vi) any Permitted Encumbrances as described in the Mortgage.

  Limitation on Dividends, Distributions and Redemptions

     Neither the Company nor any Subsidiary will declare or pay any dividend, purchase, redeem or otherwise acquire for value any of its stock now or hereafter outstanding, return any capital to its stockholders or make any distribution of its assets to its partners, except to the Company or any Subsidiary.

  Limitation on Sale/Leaseback Transactions

     Neither the Company nor any Subsidiary will enter into any arrangement, directly or indirectly, with any Person whereby the Company or any Subsidiary shall sell or transfer any of its Property, whether now owned or hereafter acquired, and whereby the Company or any Subsidiary shall then or thereafter rent or lease as lessee such Property or any part thereof or other Property which the Company or any Subsidiary intends to use for substantially the same purpose or purposes as the Property sold or transferred.

  Limitation on Mergers and Consolidations

     The Company will not and will not permit any Subsidiary to merge into or with or consolidate with any other Person (other than the Company or a Subsidiary) or sell, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of its Property or assets to any other Person (other than the Company or a Subsidiary) unless (i) no Default or Event of Default exists and after giving effect to such merger, no Default or Event of Default shall exist, (ii) after giving effect to such merger or consolidation, the surviving entity (as the Company hereunder), or in the event of a merger or consolidation of a Subsidiary, the Company, would be able to incur at least $1 in additional Debt (other than Permitted Indebtedness), and
(iii) the surviving entity ratifies and confirms its Obligations under the Basic Documents and the Notes to the reasonable satisfaction of the Agent and each Subsidiary Guarantor whose Subsidiary Guarantor is in full force and effect ratifies and confirms its Subsidiary Guarantor to the reasonable satisfaction of the Agent.

  Limitation on Transactions with Affiliates

     Neither the Company nor any Subsidiary will enter into any transaction, including, without limitation, any purchase, sale, lease or exchange of Property or the rendering of any service, with any Affiliate (other than the Company or a Subsidiary) unless such transaction (a) is otherwise not in violation of the Indenture, and (b) unless approved by a majority of the disinterested members of the Board of Directors, is in the ordinary course of its business and is upon fair and reasonable terms no less favorable to it than it would obtain in a comparable arm's length transaction with a Person not an Affiliate.

  Consolidated Interest Coverage Ratio

     As of the last day of each fiscal quarter, the Company will not permit the Consolidated Interest Coverage Ratio to be less than (i) 1.5 to 1.0 as of the end of the first four fiscal quarters following the Closing Date and (ii) 2.0 to
1.0 as of the end of each fiscal quarter thereafter.

  Current Ratio

     The Company will not permit its ratio of (i) consolidated current assets of the Company and its Consolidated Subsidiaries (including without limitation any unused and available commitments under the Senior Credit Agreement) to (ii) their consolidated current liabilities (excluding any principal or interest payments due on the Senior Loan or the Notes), to be less than .8 to 1.0 at any time.

EVENTS OF DEFAULT AND REMEDIES

     Each of the following will constitute an "Event of Default" for the purposes of the Indenture and the Notes: (a) the Company shall default in the payment or prepayment when due of any Obligations, and such default, other than a default of a payment or prepayment of principal (which shall have no cure period), shall continue unremedied for a period of 30 days after such Obligations become due, in the case of interest, or 30 days after the Company receives notice from the Agent that such Obligations are due, in the case of Obligations other than principal or interest; or (b) (i) the Company or any Subsidiary Guarantor shall, as to any Debt (other than the Obligations and the Senior Loan) aggregating more than $2,000,000, default in the payment when due of any principal of or interest thereon, or any event specified in any note, agreement, indenture or other document evidencing or relating to any such Debt shall occur if the effect of such event is to cause, or (with the giving of any notice or the lapse of time or both) to permit the holder or holders of such Debt (or a trustee or agent on behalf of such holder or holders) to cause, such Debt to become due prior to its stated maturity, or (ii) as to the Senior Loan, there shall have occurred a default thereunder and the holders of the Senior Loan shall have elected to accelerate the payment of the Senior Loan (or it shall be accelerated automatically or otherwise be due and payable in full); or
(c) any representation, warranty or certification made or deemed made in the Indenture or in any other Basic Document by the Company or any Subsidiary Guarantor, or any certificate furnished by the Company or any Subsidiary Guarantor to the Trustee, any Noteholder or the Agent pursuant to the provisions of the Indenture or any other Basic Document, shall prove to have been false or misleading as of the time made or furnished in any material and adverse respect and such default shall continue unremedied for a period of 45 days after notice thereof to the Company by the Agent; or (d) the Company shall default in the performance of any of its obligations pursuant to the negative covenants in the Indenture which are not capable of being cured, or under its obligations to provide notice of default or the covenants described above under "Limitation on Indebtedness," "Consolidated Interest Coverage Ratio" and "Current Ratio" in "Certain Covenants"; or the Company shall default in the performance of any of its obligations under the negative covenants in the Indenture which are capable of being cured (other than obligations described under "Limitation on Indebtedness," "Consolidated Interest Coverage Ratio" and "Current Ratio") or any other provision of the Indenture (other than its obligation to provide notice of default) or under any other Basic Document to which it is a party (other than the payment of amounts due which shall be governed by clause (a)) and such default shall continue unremedied for a period of 45 days after notice thereof to the Company by the Agent; or (e) any Subsidiary Guarantor shall default in the performance of its obligation to pay the Liabilities (as defined in the Subsidiary Guaranty Agreements) at maturity, or any Subsidiary Guarantor shall default in the performance of any of its other obligations under its Subsidiary Guaranty Agreement and such default shall continue unremedied for a period of 45 days after notice thereof to the Subsidiary Guarantor by the Agent; or (f) the Company shall admit in writing its inability to, or be generally unable to, pay its debts as such debts become due; or (g) the Company shall (1) apply for a consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property, (2) make a general assignment for the benefit of its creditors, (3) commence a voluntary case under the Federal Bankruptcy Code (as now or hereafter in effect), (4) file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding-up, liquidation or composition or readjustment of debts,
(5) fail to controvert in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Federal Bankruptcy Code, or (6) take any corporate action for the purpose of effecting any of the foregoing; or (h) a proceeding or case shall be commenced, without the application or consent of the Company, in any court of competent jurisdiction, seeking (1) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debt, (2) the appointment of a trustee, receiver, custodian, liquidator or the like of the Company of all or any substantial part of its assets, or (3) similar relief in respect of the Company under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts, and such proceeding or case shall continue undismissed, or an order, judgement or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 days; or an order for relief against the Company shall be entered in an involuntary case under the Federal Bankruptcy Code; or
(i) a judgment or judgments for the payment of money in excess of $2,000,000 in the aggregate shall be rendered by a court against the Company and the same shall not be discharged (or provision shall not be made for such discharge), or a stay of execution thereof shall not be procured, within 45 days from the date of entry thereof and the Company shall not, within said period of 45 days, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal; or (j) any of the Basic Documents after delivery thereof shall for any reason, except to the extent permitted by the terms thereof, cease to be in full force and effect and valid, binding and enforceable in all material respects in accordance with their terms, or cease in any material respect to create a valid and perfected Lien of the priority required thereby on any of the collateral purported to be covered thereby, except to the extent permitted by the terms of the Indenture, or the Company or any Subsidiary Guarantor shall so state in writing, and such Default shall continue unremedied for a period of 45 days after notice thereof to the Company by the Agent; or (k) any Subsidiary Guarantor takes, suffers or permits to exist any of the events or conditions referred to in clauses (f), (g), (h) or (i) or if any Subsidiary Guaranty Agreement related thereto shall for any reason cease to be valid and binding on such Subsidiary Guarantor in all material respects or if such Subsidiary Guarantor shall so state in writing, and such Default shall continue unremedied for a period of 45 days after notice thereof to the Subsidiary Guarantor by the Agent; or (l) there occurs a Change of Control; or (m) any annual audited financial statement delivered to Agent pursuant to the Indenture is qualified (as to going concern or similar qualifications).

     During the continuance of any Event of Default specified above (other than clauses (f), (g) or (h)), or in clause (k) as it relates to clauses (f), (g) or
(h) thereof, the Agent may by written notice to the Company declare the entire principal amount of all Obligations then outstanding, including interest accrued thereon, to be immediately due and payable without presentment, demand, protest, notice of protest or dishonor, notice of intent to accelerate, or other notice of default of any kind.

     Upon the happening of any Event of Default specified in clauses (f), (g) or
(h), or clause (k) as it relates to clauses (f), (g) or (h), the entire principal amount of all Obligations then outstanding, including interest accrued thereon, shall, without notice or action by the Trustee, the Agent or the Noteholders be immediately due and payable without presentment, demand, protest, notice of protest or dishonor, notice of intent to accelerate or other notice of default of any kind.

     In addition to the foregoing, upon the happening of any of the events described in subsections (a) and (b) above, the Trustee, at the direction of the Agent may exercise any of the rights or remedies provided in the Collateral Documents and other Basic Documents or avail itself of any rights or remedies provided by applicable law. The Trustee's ability to exercise any such rights or remedies will be subject to any Liens created or evidenced by the Senior Loan Documents and the Subordination Agreement.

     All proceeds received after maturity of the Notes, whether by acceleration or otherwise shall be applied first to reimbursement of expenses and indemnities provided for in the Basic Documents; second to accrued interest on the Notes; third to fees; fourth pro rata to principal outstanding on the Notes and other Obligations; and any excess shall be paid to the Company or as otherwise required by any Governmental Requirement.

     During the continuance of an Event of Default, the Trustee at the direction of the Agent may (subject to all rights of the Senior Loan Agent and the Senior Lenders under the Senior Loan Documents) exercise its rights and remedies granted under the Mortgages and the other Basic Documents, including the rights and remedies granted under the Mortgages and the other Basic Documents, including the right to obtain possession of all Production and Proceeds then held by the Company and such mortgagors and to receive directly from the purchasers of Hydrocarbons all other Production and Proceeds. In no case shall any failure by the Trustee to collect directly any such Production and Proceeds constitute in any way a release of any of its or the Agent's rights under the Basic Documents.

     No periodic evidence is required to be furnished by the Company as to the absence of default or as to compliance with the terms of the Indenture. However, promptly after the Company knows that any Default has occurred, the Company is required to deliver to the Agent a notice of such Default.

AMENDMENT AND WAIVER

     Except as otherwise provided in the Indenture, no amendment, waiver, consent, modification, or termination of any provision of the Indenture, the Notes or any other Basic Document, shall be effective unless signed by the Company and the Majority Noteholders. Any amendment, supplement or modification of or to any provision of the Indenture or the Notes or any other Basic Document, any waiver of any provision of the Indenture, the Notes or any other Basic Document, and any consent to any departure by the Company from the terms of any provision of the Indenture, the Notes or any other Basic Document, shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by the Indenture, no notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances.

CONCERNING THE TRUSTEE

     Chase Bank of Texas, National Association, is to be the Trustee under the Indenture.

     The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or its Subsidiaries or Affiliates with the same rights it would have if it were not Trustee. If, however, the Trustee acquires any conflicting interest (as defined in the Trust Indenture Act), it must eliminate such conflict or resign. The Indenture will provide that if an Event of Default has occurred and is continuing, the Trustee shall exercise such rights and powers vested in it by the Indenture and use the same degree of care and skill in such exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs. The Trustee shall be under no obligation and may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense

     The Trustee shall not be required to take notice, and shall not be deemed to have notice, of any Default or Event of Default under the Indenture, unless the Trustee shall be notified specifically of the Default or Event of Default in a written instrument or document delivered to it by the Company or any Subsidiary Guarantor, or by the Agent or the Majority Noteholders. The holders of the Notes will appoint the Agent (which shall be one of such holders) to act on their behalf. Thus, the Agent will have authority to on behalf of a majority of the aggregate principal of the Notes.

GOVERNING LAW

     The Indenture will provide that it will be governed by the laws of the State of Texas.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Adjusted Consolidated Net Tangible Assets" or "ACNTA" means (without duplication), as of the date of determination, (a) the sum of (i) the discounted future net revenue from proved crude oil and natural gas reserves of the Company and its Consolidated Subsidiaries calculated in accordance with Commission guidelines before any state or federal income taxes, as estimated in the most current Reserve Report, as increased by, as of the date of determination, the discounted future net revenue of (A) estimated proved crude oil and natural gas reserves of the Company and its Consolidated Subsidiaries attributable to acquisitions consummated since the date of such Reserve Report, and (B) estimated proved crude oil and natural gas reserves of the Company and its Consolidated Subsidiaries attributable to extensions, discoveries and other additions and upward determinations of estimates of proved crude oil and natural gas reserves due to exploration, development or exploitation, production or other activities which reserves were not reflected in the most current Reserve Report which would, in the case of a determination made pursuant to clauses (A) and (B), in accordance with standard industry practice, result in such determinations, in each case calculated in accordance with Commission guidelines (utilizing the Commission guideline prices utilized in the most current Reserve Report), and decreased by, as of the date of determination, the discounted future net revenue attributable to (C) estimated proved crude oil and natural gas reserves of the Company and its Consolidated Subsidiaries reflected in the most current Reserve Report produced or disposed of since the date of such Reserve Report and (D) reductions in the estimated proved crude oil and natural gas reserves of the Company and its Consolidated Subsidiaries reflected in such Reserve Report since the date of such Reserve Report attributable to downward determinations of estimates of proved crude oil and natural gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of the most current Reserve Report which would, in the case of determinations made pursuant to clauses (C) and (D), in accordance with standard industry practice, result in such determinations, in each case calculated in accordance with Commission guidelines (utilizing the Commission guideline prices utilized in the most current Reserve Report); provided, however, that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Company's engineers, except that if as a result of such acquisitions, dispositions, discoveries, extensions or revisions, there is a net increase in the ACNTA which exceeds $10,000,000, the Agent shall have the right to require that such increases and decreases in the discounted future net revenue be confirmed in writing by an independent petroleum engineer, at the Company's expense, (ii) the capitalized costs that are attributable to seismic and undeveloped oil and gas leases of the Company and its Consolidated Subsidiaries to which no proved crude oil and natural gas reserves are attributed, based on the Company's books and records as of a date no earlier than the date of the Company's latest annual or quarterly financial statements,
(iii) the Net Working Capital on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (iv) the greater of (I) the net book value on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (II) the appraised value, as estimated by independent appraisers reasonably acceptable to the Agent, of other tangible assets of the Company and its Consolidated Subsidiaries as of a date no earlier than the date of the Company's latest audited financial statements, minus (b) to the extent not otherwise taken into account in the immediately preceding clause (a), the sum of (i) minority interests, (ii) any natural gas balancing liabilities and credits of the Company and its Consolidated Subsidiaries reflected in the Company's latest audited financial statements, (iii) the discounted future net revenue, calculated in accordance with Commission guidelines (utilizing the Commission guideline prices utilized in the Company's most current Reserve Report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties, (iv) the discounted future net revenue, calculated in accordance with Commission guidelines (utilizing the Commission guideline prices utilized in the Company's most current Reserve Report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of the Company and its Consolidated Subsidiaries with respect to volumetric production payments and (v) the discounted future net revenue, calculated in accordance with Commission guidelines, attributable to reserves subject to dollar-denominated production payments that, based on the estimates of production included in determining the discounted future net revenue specified in the immediately preceding clause (a) (i) (utilizing the Commission guideline prices utilized in the Company's most current Reserve Report), would be necessary to satisfy fully the obligations of the Company and its Consolidated Subsidiaries with respect to dollar-denominated production payments.

     "Affiliate" of any Person means (i) any Person directly or indirectly controlled by, controlling or under common control with such first Person, (ii) any director or officer of such first Person or of any Person referred to in clause (i) above and (iii) if any Person in clause (i) above is an individual, any member of the immediate family (including parents, spouse and children) of such individual and any trust whose principal beneficiary is such individual or one or more members of such immediate family and any Person who is controlled by any such member or trust. For purposes of this definition, any Person which owns directly or indirectly 20% or more of the securities having ordinary voting power for the election of directors or other governing body of a corporation or 20% or more of the partnership or other ownership interests of any other Person (other than as a limited partner of such other Person) will be deemed to "control" (including, with its correlative meanings, "controlled by" and "under common control with") such corporation or other Person.

     "Agent" means the Person appointed and authorized by each Noteholders in the Indenture as Agent to take such action on behalf of such Noteholder and to exercise such powers under the Indenture as are delegated to the Agent by the terms thereof and of the other Basic Documents, together with such powers as are reasonably incidental thereto.

     "Basic Documents" means, collectively, the Indenture, the Securities Purchase Agreement and the other Loan Documents.

     "Board of Directors" means the Board of Directors of the Company.

     "Business Day" means any day other than a Saturday, Sunday, or a legal holiday for commercial banks in Houston, Texas, or New York, New York.

     "Business Opportunities Agreement" means the Corporate Shareholders' Agreement to be dated as of even date with the Indenture between the purchasers of the Notes and the Company.

     "Capital Stock" of any Person means any and all shares, interests, participations, or other equivalents (however designated) of, or rights, warrants, or options to purchase, corporate stock, partnership interests, or any other equity interest (however designated) of or in such Person.

     "Change in Control" means (i) a transaction, including any merger or consolidation of Company with any other Person, in which the shareholders of the Company immediately prior to such transaction (treating the holders of the Warrants as holders of voting shares) do not own at least 51.0% of the voting shares of stock of the Company (or the surviving entity in the case of a merger or consolidation) immediately following the consummation of such transaction, or (ii) a transaction, including any merger or consolidation of Company with any other Person, in which the members of the Board of Directors immediately prior to such transaction do not comprise at least a majority of the board of directors of the Company (or the surviving entity in the case of a merger or consolidation) for a period of 12 months immediately following the consummation of such transaction, or (iii) an event, including any merger or consolidation of Company with any other Person, such that Mr. Ben Brigham no longer manages the Company (or the surviving entity in the case of a merger or consolidation), other than as a result of his death or disability.

     "Closing Date" means the date upon which the Securities Purchase Agreement is executed.

     "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute.

     "Collateral" means the properties, property interests and rights described in "Security" above, or otherwise covered by the Collateral Documents, as security for the Obligations.

     "Collateral Documents" means collectively the documents required by the Agent or the Noteholders to obtain the security interests in the Collateral, as described in " Security" above, and all other such agreements, documents and instruments required in the Indenture, as the same may from time to time be amended or supplemented.

     "Commission" means the United States Securities and Exchange Commission.

     "Common Stock" means the common stock, par value $0.01 per share, of the Company or such other class of securities as shall, after the date of the Indenture, constitute the common equity of the Company.

     "Consolidated Indebtedness" means all Debt of the Company and its Consolidated Subsidiaries.

     "Consolidated Interest Coverage Ratio" means, as of the date of determination, the ratio of (i) EBITDA for the preceding four calendar quarters to (ii) Interest Expense for the same four calendar quarters.

     "Consolidated Net Income" means with respect to the Company and its Consolidated Subsidiaries, for any period, the aggregate of the net income (or loss) of the Company and its Consolidated Subsidiaries after allowance for taxes for such period, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from the calculation of such net income (to the extent otherwise included therein) the following: (i) the net income of any Person in which Company or any Consolidated Subsidiary has an interest (which interest does not cause the net income of such other Person to be consolidated with the net income of Company and its Consolidated Subsidiaries in accordance with GAAP), except to the extent of the amount of dividends or distributions actually paid in such period by such other Person to the Company or to a Consolidated Subsidiary, as the case may be; (ii) the net income (but not loss) of any Consolidated Subsidiary to the extent that the declaration or payment of dividends or similar distributions or transfers or loans by that Consolidated Subsidiary is not at the time permitted by operation of the terms of its charter or any agreement, instrument or Governmental Requirement applicable to such Consolidated Subsidiary, or is otherwise restricted or prohibited, in each case determined in accordance with GAAP; (iii) the net income (or loss) of any Person acquired in a pooling-of-interests transaction for any period prior to the date of such transaction; (iv) any extraordinary gains or losses, including gains or losses attributable to Property sales not in the ordinary course of business; and (v) the cumulative effect of a change in accounting principles and any gains or losses attributable to writeups or writedowns of assets.

     "Consolidated Subsidiaries" means each Subsidiary of the Company (whether now existing or hereafter created or acquired) the financial statements of which shall be (or should have been) consolidated with the financial statements of the Company in accordance with GAAP.

     "Debt" means, for any Person the sum of the following (without duplication): (i) all obligations of such Person for borrowed money or evidenced by bonds, debentures, notes or other similar instruments (including principal and earned but unpaid issuance fees); (ii) all obligations of such Person (whether contingent or otherwise) in respect of bankers' acceptances, letters of credit, surety or other bonds and similar instruments; (iii) all obligations of such Person to pay the deferred purchase price of Property or services (other than for borrowed money) excluding Trade Payables but including Schedule 8.02 Payables;
(iv) all obligations under leases which shall have been, or should have been, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable (whether contingent or otherwise); (v) all obligations under leases (other than capital leases and oil and gas leases) which require such Person or its Affiliate to make payments exceeding $100,000 (or $500,000 in the aggregate) over the term of such lease, including payments at termination, which are substantially equal to at least 80% of the purchase price of the Property subject to such lease plus interest at an imputed rate of interest; (vi) all Debt (as described in the other clauses of this definition) of others secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person; (vii) all Debt (as described in the other clauses of this definition) of others guaranteed by such Person or in which such Person otherwise assures a creditor against loss of the Debt of others; (viii) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others including without limitation agreements expressed as an agreement to purchase the Debt or Property of others or otherwise; (ix) obligations to deliver Hydrocarbons in consideration of advance payments; (x) obligations to pay for goods or services whether or not such goods or services are actually received or utilized by such Person; (xi) any capital stock of such Person in which such Person has a mandatory obligation to redeem such stock; (xii) any Debt of a Special Entity for which such Person is liable either by agreement or because of a Governmental Requirement; (xiii) the undischarged balance of any production payment created by such Person or for the creation of which such Person directly or indirectly received payment; and (xiv) all obligations of such Person under Hedging Agreements, provided that "Debt" shall not include (a) interest or fees (other than earned but unpaid issuance fees) on any of the foregoing, (b) obligations associated with bid, performance, surety or appeal bonds (including those required by Governmental Requirements in connection with Oil and Gas Properties), (c) gas balancing obligations (whether volumetric or dollar denominated), (d) intercompany obligations among the Company and its Consolidated Subsidiaries, (e) indemnity obligations which have not matured into fixed liabilities, and (f) purchase price adjustments and similar post-closing obligations (but excluding the deferred payment of any purchase price) incurred in connection with the permitted purchase and sale of Property or stock, and which is to be determined and payable no later than 180 days following the closing of such purchase and sale.

     "Default" means an Event of Default or an event which with notice or lapse of time, or both, would become, an Event of Default.

     "Default Rate" means, for any applicable period, an interest rate equal to the then applicable rate of interest on the Notes (for cash payments of interest) plus 4.00% per annum, but in no event shall the Default Rate exceed the Maximum Rate.

     "EBITDA" means, for any period, the sum of Consolidated Net Income for such period plus the following expenses or charges to the extent deducted from Consolidated Net Income in such period: interest, taxes, depreciation, depletion and amortization, and other non-cash charges, minus all non-cash income added to Consolidated Net Income in such period.

     "Effective Date" means the date the Indenture is executed by all the parties thereto.

     "Employee Plan" means any employee benefit plan, program or policy with respect to which the Company or any ERISA Affiliate may have any liability or any obligation to contribute, other than a Plan or a Multiemployer Plan.

     "Environmental Laws" means any and all Governmental Requirements pertaining to the environment in effect in any and all jurisdictions in which the Company or any Subsidiary is conducting or at any time has conducted business, or where any Property of the Company or any Subsidiary is located, including, without limitation, the Oil Pollution Act of 1990, as amended, the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980, as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, and other environmental conservation or protection laws. As used in the provisions hereof relating to Environmental Laws, the term "oil" has the meaning specified in OPA; the terms "hazardous substance" and "release" (or "threatened release") have the meanings specified in CERCLA, and the terms "solid waste" and "disposal" (or "disposed") have the meanings specified in RCRA; provided, however, that (i) in the event either OPA, CERCLA or RCRA is amended so as to broaden the meaning of any term defined thereby, such broader meaning shall apply subsequent to the effective date of such amendment, and (ii) to the extent the laws of the state in which any Property of the Company or any Subsidiary is located establish a meaning for "oil," "hazardous substance," "release," "solid waste" or "disposal" which is broader than that specified in either OPA, CERCLA or RCRA, such broader meaning shall apply.

     "Equity Documents" means the Warrants, the stock certificates representing the Shares, the New Registration Rights Agreement and the Business Opportunities Agreement.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time and any successor statute.

     "ERISA Affiliate" means each trade or business (whether or not incorporated) which together with the Company or any Subsidiary of the Company would be deemed to be a "single employer" within the meaning of Section 4001(b)(1) of ERISA or subsections (b), (c), (m) or (o) of section 414 of the Code.

     "Excepted Liens" means (i) Liens for taxes, assessments or other governmental charges or levies not yet due or which are being contested in good faith by appropriate action and for which adequate reserves have been maintained in accordance with GAAP; (ii) Liens in connection with workman's compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due or which are being contested in good faith by appropriate action and for which adequate reserves have been maintained in accordance with GAAP; (iii) operators', vendors', carriers', warehousemen's, repairmen's, mechanics', workmen's, materialmen's, construction or other like Liens arising by operation of law in the ordinary course of business or incident to the exploration, development, operation and maintenance of Oil and Gas Properties or customary landlord's liens, each of which is in respect of obligations that have not been outstanding more than 90 days or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP; (iv) any Liens reserved in leases or farmout agreements for rent or royalties and for compliance with the terms of the farmout agreements or leases in the case of leasehold estates, to the extent that any such Lien referred to in this clause does not materially impair the use of the Property covered by such Lien for the purposes for which such Property is held or materially impair the value of the Property subject thereto; (v) encumbrances (other than to secure the payment of borrowed money or the deferred purchase price of Property or services), easements, restrictions, servitudes, permits, conditions, covenants, exceptions or reservations in any rights of way or other Property for the purpose of roads, pipelines, transmission lines, transportation lines, distribution lines for the removal of gas, oil, coal or other minerals or timber, and other like purposes, or for the joint or common use of real estate, rights of way, facilities and equipment, and defects, irregularities, zoning restrictions and deficiencies in title of any rights of way or other Property which in the aggregate do not materially impair the use of such rights of way or other Property for the purposes for which such rights of way and other Property are held or materially imp air the value of such Property subject thereto; (vi) deposits of cash or securities to secure the performance of bids, trade, contracts, leases, statutory obligations and other obligations of a like nature incurred in the ordinary course of business; and
(vii) Liens permitted by the Loan Documents.

     "Federal Funds Rate" means, for any day, a fluctuating interest rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for any such day on such transactions received by the Agent from three federal funds brokers of recognized standing selected by it.

     "Financial Statements" means the audited consolidated balance sheet of the Company and its consolidated subsidiaries at December 31, 1997 and the related consolidated statement of income, stockholders' equity and cash flow of the Company and its consolidated subsidiaries for the fiscal year then ended, and the unaudited consolidated balance sheet of the Company at June 30, 1998 and its consolidated subsidiaries and the related consolidated statement of income, stockholders' equity and cash flow of the Company and its consolidated subsidiaries for the six-month period then ended.

     "First Reserve Report" means the Reserve Report to be prepared as of December 31, 1998 or later and furnished by the Company to the Agent pursuant to the Indenture.

     "GAAP" means generally accepted accounting principles in the United States of America in effect from time to time.

     "Governmental Authority" includes the country, the state, county, city and political subdivisions in which any Person or such Person's Property is located or which exercises valid jurisdiction over any such Person or such Person's Property, and any court, agency, department, commission, board, bureau or instrumentality of any of them including monetary authorities which exercises valid jurisdiction over any such Person or such Person's Property. Unless otherwise specified, all references to Governmental Authority in the Indenture shall mean a Governmental Authority having jurisdiction over, where applicable, the Company, the Subsidiaries or any of their Property or the Agent or any Noteholder.

     "Hedging Agreements" means any commodity, interest rate or currency swap, cap, floor, collar, forward agreement or other exchange or protection agreements or any option with respect to any such transaction.

     "Hydrocarbon Interests" means all rights, titles, interests and estates now or hereafter acquired in and to oil and gas leases, oil, gas and mineral leases, or other liquid or gaseous hydrocarbon leases, mineral fee interests, overriding royalty and royalty interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature.

     "Hydrocarbons" means oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all products refined or separated therefrom.

     "Initial Reserve Report" means the report of Cawley, Gillespie & Associates with respect to the Oil and Gas Properties of the Partnership as of November 30, 1997.

     "Interest Expense" means, for each applicable period for which EBITDA is to be calculated, the sum of all required cash payments of interest during such period on borrowed money. Interest on the Notes, for purposes of this definition, shall be deemed cash payments, calculated at the cash interest rate, whether paid in cash or in kind.

     "Lien" means any interest in Property securing an obligation owed to, or a claim by, a Person other than the owner of the Property, whether such interest is based on the common law, statute or contract, and whether such obligation or claim is fixed or contingent, and including but not limited to (i) the lien or security interest arising from a mortgage, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes or (ii) production payments and the like payable out of Oil and Gas Properties. The term "Lien" includes reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions, leases and other title exceptions and encumbrances affecting Property. For the purpose of the Indenture, a Person shall be deemed to be the owner of any Property which it has acquired or holds subject to a conditional sale agreement, or leases under a financing lease or other arrangement pursuant to which title to the Property has been retained by or vested in some other Person in a transaction intended to create a financing.

     "Loan Documents" means the Indenture, the Notes, the Structuring Fee Agreement, the Collateral Documents, and any and all other agreements or instruments now or hereafter executed and delivered by the Company or any Subsidiary or Affiliate of the Company (other than the Equity Documents and any assignments, participation or similar agreements between any Noteholder and any other lender or creditor with respect to any Obligations pursuant to the Indenture) in connection with, or as security for the payment or performance of, the Notes or the Indenture, as such agreements may be amended, supplemented or restated from time to time.

     "Majority Noteholders" means, at any time, the Noteholders holding more than 50% of the outstanding principal balance of the Notes.

     "Material Adverse Effect" means any material and adverse effect on (i) the assets, liabilities, financial condition, business, operations or affairs of the Company and its Subsidiaries taken as a whole, from those reflected in the Financial Statements, or from the facts represented or warranted in any Loan Document at the time made, or (ii) the ability of the Company and its Subsidiaries taken as a whole to carry out their business as of the Closing Date or as proposed as of the Closing Date to be conducted or to meet their obligations under the Loan Documents on a timely basis.

     "Maximum Rate" means at any particular time in question, the maximum nonusurious rate of interest, if any, which under applicable law may then be charged on the Notes. If such maximum rate changes after the date hereof, the Maximum Rate shall be automatically increased or decreased, as the case may be, without notice to the Company from time to time as the effective date of each change in such maximum rate.

     "Mortgage" means a mortgage required by the Indenture to be executed in favor of the Trustee, as collateral agent for the ratable benefit of the Noteholders.

     "Mortgaged Property" means the Property owned by the Company and its Subsidiaries which is subject to the Liens existing and to exist under the Loan Documents.

     "Multiemployer Plan" means a Plan defined as such in Section 3(37) or 4001(a)(3) of ERISA.

     "NASDAQ" means the National Association of Securities Dealers Automated Quotation System.

     "Net Working Capital" means, for any Person or group of Persons and as of any date of its determination, the difference (shown on the balance sheets of such Person or group as of the end of the most recent fiscal quarter of such Person or group for which internal financial statements are available) between
(i) all current assets of such Person or group and (ii) all current liabilities of such Person or group, except the current portion of long-term Debt.

     "Noteholders" means the initial purchasers of the Notes and/or, to the extent then applicable, each assignee of such purchasers or their respective successors or assigns in whose name a Note may be registered in the note register kept for that purpose.

     "Obligations" means any and all amounts, liabilities and obligations owing from time to time by Company to the Trustee, Agent or the Noteholders, pursuant to any of the Basic Documents and all renewals, extensions and/or rearrangements thereof, whether such amounts, liabilities or obligations be liquidated or unliquidated, now existing or hereafter arising, absolute or contingent.

     "Oil and Gas Properties" means Hydrocarbon Interests; the Properties now or hereafter pooled or unitized with Hydrocarbon Interests; all presently existing or future unitization, pooling agreements and declarations of pooled units and the units created thereby (including without limitation all units created under orders, regulations and rules of any Governmental Authority) which may affect all or any portion of the Hydrocarbon Interests; all operating agreements, contracts and other agreements which relate to any of the Hydrocarbon Interests or the production, sale, purchase, exchange or processing of Hydrocarbons from or attributable to such Hydrocarbon Interests; all Hydrocarbons in and under and which may be produced and saved or attributable to the Hydrocarbon Interests, including all oil in tanks, the lands covered thereby and all rents, issues, profits, proceeds, products, revenues and other incomes from or attributable to the Hydrocarbon Interests; all tenements, hereditaments, appurtenances and Properties in any manner appertaining, belonging, affixed or incidental to the Hydrocarbon Interests; and all Properties, rights, titles, interests and estates described or referred to above, including any and all Property, real or personal, now owned or hereafter acquired and situated upon, used, held for use or useful in connection with the operating, working or development of any of such Hydrocarbon Interests or Property (excluding drilling rights, automotive equipment or other personal property which may be on such premises for the purpose of drilling a well or other similar temporary use) and including any and all oil wells, gas wells, injection wells or other wells, buildings, structures, fuel separators, liquid extraction plants, plant compressors, pumps, pumping units, field gathering systems, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, meters, apparatus, appliances, tools, implements, cables, wires, towers, casing, tubing and rods, similar equipment, surface leases, rights-of-way, easements and servitudes together with all additions, substitutions, replacements, accessions and attachments to any and all of the foregoing.

     "outstanding", when used with reference to Notes, means, as of any particular time, all Notes authenticated and delivered by the Trustee under the Indenture, except

          (a) Notes that have been canceled by the Trustee or delivered to the Trustee for cancellation;

          (b) Notes for which monies in the necessary amount for payment or redemption shall have been deposited in trust with the Trustee or with any paying agent (other than the Company), provided that, if such Notes are to be redeemed, notice of such redemption shall have been given as provided in the Indenture or provision satisfactory to the Trustee shall have been made for giving such notice; and

          (c) Notes in lieu of or in substitution for which other Notes shall have been authenticated and delivered pursuant to the terms of the Indenture.

     "Participation" means, for each Noteholder, such Noteholder's proportionate share of the Obligations and the Warrants.

     "PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions.

     "Permitted Debt" means:

          (a) The Senior Loan, up to the lesser of $75,000,000 or the "Borrowing Base" under the Senior Credit Agreement;

          (b) The Notes or other Obligations arising under the Loan Documents or any guaranty of or suretyship arrangement for the Notes or other Obligations arising under the Loan Documents;

          (c) Debt of the Company which is existing on the Closing Date and is reflected in the Financial Statements or constitutes Schedule 8.02 Payables, and any renewals or extensions (but not increases) thereof;

          (d) Accounts payable for the deferred purchase price of Property or services (other than Trade Payables) from time to time incurred in the ordinary course of business which, if greater than 60 days past the invoice or billing date, are being contested in good faith by appropriate proceedings if reserves adequate under GAAP shall have been established therefor;

          (e) Debt of the Company under capital leases (as required to be reported on the financial statements of the Company pursuant to GAAP) not to exceed $2,000,000;

          (f) Debt of the Company under Hedging Agreements with a Senior Lender or another investment grade counterparty the notional amounts on which do not exceed 75% of Company's anticipated oil and/or gas production to be produced during the term of such Hedging Agreements entered into as a part of its normal business operations as a risk management strategy and/or hedge against changes resulting from market conditions related to the Company's and its Subsidiaries' operations; and

          (g) Debt of the Company not described in clauses (a) through (f) which, in the aggregate, does not exceed $1,000,000 at any one time outstanding.

     "Person" means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization or government or any agency, instrumentality or political subdivision thereof, or any other form of entity.

     "Plan" means any employee pension benefit plan, as defined in Section 3(2) of ERISA, which (i) is currently or hereafter sponsored, maintained or contributed to by the Company, any Subsidiary or an ERISA Affiliate or (ii) was at any time during the preceding six calendar years sponsored, maintained or contributed to, by the Company, any Subsidiary or an ERISA Affiliate.

     "Property" means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

     "Reportable Event" means an event described in Section 4043(c) of ERISA with respect to a Plan, other than an event described in paragraphs (1) through
(8) as to which the 30 day notice requirement has been waived by the PBGC.

     "Reserve Report" means a report, in form satisfactory to the Senior Loan Agent (or if there is no Senior Loan or requirement for a Reserve Report under the Senior Loan, the Agent), setting forth, as of the dates set forth in the Indenture (or such other date in the event of an unscheduled redetermination);
(i) the proved oil and gas reserves attributable to the Company's and its Subsidiaries' Hydrocarbon Interests together with a projection of the rate of production and future net income, taxes operating expenses and capital expenditures with respect thereto as of such date, based upon the pricing assumptions consistent with Commission reporting requirements at the time and
(ii) such other information as the Senior Loan Agent (or, if there is no Senior Loan, or requirement for a Reserve Report under the Senior Loan, the Agent) may reasonably request. The term "Reserve Report" shall also include the Initial Reserve Report, the First Reserve Report, certain supplemental Reserve Reports described in the Indenture, and certain information to be provided by the Company with the delivery of each Reserve Report.

     "Schedule 8.02 Payables" means payables owing under the agreements listed on Schedule 8.02 to the Indenture which are outstanding more than 75 days after they become fixed and owing, provided that the aggregate amounts of such payables under each such agreement do not exceed the amount set forth for each such agreement or such schedule.

     "Scheduled Redetermination Date" means the last Business Day of each September and March during the term of the Notes, commencing September 1999 .

     "Securities Purchase Agreement" means the Securities Purchase Agreement to be dated of even date with the Indenture between the purchasers of the Notes and the Company.

     "Senior Credit Agreement" means the Credit Agreement dated as of January 26, 1998, among the Partnership, the Senior Loan Agent, and the Senior Lenders, as it may from time to time be amended, modified or supplemented from time to time, and any Credit Agreement or similar agreement executed with banks or other financial institutions in connection with any refinancing of the Senior Loan permitted under the Indenture and under the Subordination Agreement.

     "Senior Lenders" means each of the lenders from time to time under the Senior Credit Agreement.

     "Senior Loan" shall mean, collectively, any advance or advances of principal made by the Senior Lenders to the Partnership or the Company under the Senior Credit Agreement and the other Senior Loan Documents.

     "Senior Loan Agent" means the agent or agents designated under the Senior Credit Agreement. Bank of Montreal is currently the Senior Loan Agent.

     "Senior Loan Documents" means the Senior Credit Agreement and all promissory notes, collateral documents and other agreements, documents and instruments executed or delivered in connection therewith, as such agreements may be amended, modified or supplemented from time to time.

     "Special Entity" means any joint venture, limited liability company or partnership, general or limited partnership or any other type of partnership or company other than a corporation, in which a Person or one or more of its other Subsidiaries is a member, owner, partner or joint venturer and owns, directly or indirectly, at least a majority of the equity of such entity or controls such entity, but excluding any tax partnerships that are not classified as partnerships under state law. For purposes of the definition, any Person which owns directly or indirectly an equity investment in another Person which allows the first Person to manage or elect managers who manage the normal activities of such second Person will be deemed to "control" such second Person (e.g., a sole general partner controls a limited partnership).

     "Structuring Fee Agreement" means the agreement between the Company and an affiliate of the purchasers of the Notes to be dated as of the date of the Indenture.

     "Subsidiary" means (i) any corporation of which at least a majority of the outstanding shares of stock having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by a Person or one or more of its Subsidiaries or by a Person and one or more of its Subsidiaries and (ii) any Special Entity. Unless otherwise indicated in the Indenture, each reference to the term "Subsidiary" shall mean a Subsidiary of the Company. Quest Resources L.L.C. and Venture Acquisitions L.P., which are not material, shall not be considered Subsidiaries of the Company.

     "Trade Payables" means customary trade payables incurred in the ordinary course of business.

                            SUBORDINATION AGREEMENT

GENERAL

     Pursuant to an Intercreditor and Subordination Agreement (the "Subordination Agreement") to be entered into by the Trustee, the Noteholders, the agent for the Noteholders (the "Subordinated Agent"), the Bank of Montreal, as agent for the lenders ("Senior Lender") under the Credit Facility (the "Senior Agent"), the Company and certain of its subsidiaries, the Subordinated Indebtedness (as defined) will be expressly subordinated to the extent and manner provided in the Subordination Agreement to the Senior Indebtedness, whether currently outstanding or hereafter created, incurred, assumed or guaranteed. The following discussion of certain provisions of the Subordination Agreement does not purport to be complete and is qualified in its entirety by reference to the Subordination Agreement, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." Except for the terms "Subordination Agreement" and "Senior Indebtedness", the terms defined in this "Subordination Agreement" section have such meanings only for purposes of this section.

SUBORDINATION

     The Company and the Subsidiary Guarantors will not be permitted to make any payment (whether by redemption, purchase, retirement, defeasance, set-off or otherwise) upon or in respect of the Subordinated Indebtedness, until all principal and other obligations with respect to the Senior Indebtedness have been paid in full if: (A) a default in the payment of any principal of or interest on the Senior Indebtedness occurs; or (B) the payment of the Subordinated Indebtedness would result in a default or event of default under the Senior Loan Documents or any other default has occurred and is continuing with respect to the Senior Indebtedness that permits, or with the giving of notice or passage of time or both (unless cured or waived) would permit, the Senior Agent or the Senior Lender to accelerate its maturity and the Subordinated Agent receives a notice of the default (a "Payment Blockage Notice") from the Company or any Subsidiary Guarantor, the Senior Agent or any Senior Lender with regard to the foregoing.

     The Company and each Subsidiary Guarantor will be permitted to resume payments on and distributions in respect of the Subordinated Indebtedness upon:
(A) in the case of a default referred to in clause (A) in the preceding paragraph, the date upon which the default is cured or waived, or (B) in the case of a default referred to in clause (b) of the preceding paragraph, the earliest of (1) the date on which such nonpayment default is cured or waived or
(2) the expiration of the applicable Payment Blockage Period unless the maturity of the Senior Indebtedness has been accelerated.

     Upon any payment or distribution of property or securities to creditors of the Company or any Subsidiary Guarantor in a liquidation or dissolution of such person or its property, or in an assignment for the benefit of creditors or any marshaling of its assets and liabilities: (A) the Senior Lender shall be entitled to receive payment in full of all Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the Senior Loan Documents, whether or not a claim for such interest would be allowed in such proceeding) before the Subordinated Agent and/or Noteholder shall be entitled to receive any payment with respect to the Subordinated Indebtedness; and (B) until the Senior Indebtedness is paid in full, any payment or distribution to which the Subordinated Agent and/or the Noteholders would be entitled shall be made to the Senior Agent for its benefit and the benefit of the Senior Lender; and (C) under the circumstances described in this paragraph, the Company, any Subsidiary Guarantor, or any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person making any payment or distribution of cash or other property or securities is authorized or instructed to make any payment or distribution to which the Subordinated Agent and/or the Noteholders would otherwise be entitled (other than securities that are subordinated at least to the same extent as the Subordinated Indebtedness) directly to the Senior Agent for its benefit and the benefit of the Senior Lender to the extent necessary to pay all Senior Indebtedness in full, after giving effect to any concurrent payment, distribution or provision therefor to or for the Senior Agent and the Senior Lender.

     Liens upon the property of any of the Company or any Subsidiary Guarantor securing payments of the Subordinated Indebtedness will be and remain inferior and subordinated to any liens securing payments of the Senior Indebtedness in such property regardless of whether such encumbrances in favor of the Subordinated Agent or any Noteholder or the Senior Agent and the Senior Lender exist on the date of the Subordination Agreement or are thereafter created or attached and regardless of the date of execution and delivery or the date of filing or recording. Any obligation of the Company or any Subsidiary Guarantor under the Subordinated Loan Documents to deliver possession of any property to the Trustee under the Indenture, the Subordinated Agent or the Noteholders, whether for purposes of perfection or realization of any rights thereunder shall be subordinate in all respects to the Company's or any Subsidiary Guarantor's obligation to deliver possession of any such property to the Senior Loan Agent or Senior Lender under the Senior Loan Documents for such purposes.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the above summary of certain provisions of the Subordination Agreement. Except for the terms "Subordination Agreement" and "Senior Indebtedness", the terms defined in this "Subordination Agreement" section have such meanings only for purposes of this section.

     "Hedging Agreement" means the ISDA Master Agreement between the Partnership and Bank of Montreal now or hereafter entered into, and any hedging transactions entered into pursuant to the terms thereof.

     "Payment Blockage Period" means the period commencing on (i) the date on which a default in the payment of any principal of or interest on the Senior Indebtedness occurs or (ii) the date on which a Payment Blockage Notice is given, and expiring on the date which is 60 days following the first day of the Payment Blockage Period.

     "Senior Guaranty Agreements" means Guaranty Agreements executed by the Company and the Subsidiary Guarantors (other than the Partnership), in favor of the Senior Agent and the Senior Lender to secure, inter alia, the obligations of the Partnership under the Credit Facility.

     "Senior Indebtedness" shall mean the principal balance of all loans advanced to or letters of credit issued for the account of the Partnership pursuant to the terms and conditions of the Senior Loan Documents, not to exceed $75,000,000 plus the additional amounts permitted under Section 2.6(a) of the Subordination Agreement, and accrued but unpaid interest thereon, all fees, expenses, reimbursement obligations, liabilities, indemnities or other monetary obligations of the Company or any Subsidiary Guarantor under any Senior Loan Document, and all swap settlement amounts or other amounts due and payable under the Hedging Agreement, whether any of the foregoing is (i) absolute or contingent, direct or indirect, joint, several or independent, (ii) now outstanding or owing or which may hereafter be existing or incurred, (iii) due or to become due, or (iv) held or to be held by the Senior Agent or any Senior Lender, and all renewals, extensions, rearrangements, refundings and modifications thereof permitted by the terms of the Subordination Agreement.

     "Senior Loan Documents" mean the Credit Facility, the Senior Mortgage, the Senior Guaranty Agreements, the Senior Parent Security Agreement and those other documents or instruments given in connection therewith

     "Senior Mortgage" means one or more Mortgage, Deed of Trust, Assignment of Production, Security Agreement and Financing Statements and one or more Security Agreements, heretofore or hereafter executed by the Partnership in favor of the Senior Agent to secure, inter alia, the obligations outstanding under the Credit Facility.

     "Senior Parent Security Agreement" means the Security Agreement executed by the Company in favor of the Senior Agent and the Senior Lender to secure, inter alia, the obligations of the Partnership under the Credit Facility.

     "Subordinated Indebtedness" shall mean the principal balance of all loans advanced to the Company pursuant to the terms and conditions of the Subordinated Loan Documents (including interest paid in kind as permitted by the Subordinated Loan Documents), and accrued but unpaid interest thereon, and all fees, expenses, reimbursement obligations, liabilities, indemnities or other monetary obligations of the Company or any Subsidiary Guarantor under any Subordinated Loan Document whether any of the foregoing is (i) absolute or contingent, direct or indirect, joint, several or independent, (ii) now outstanding or owing or hereafter existing or incurred, (iii) due or to become due, or (iv) held or to be held by the Subordinated Agent or any Noteholder, and all renewals, extensions, rearrangements, refundings and modifications thereof permitted by the terms hereof.

     "Subordinated Loan Documents" means the Indenture, Securities Purchase Agreement, the Subordinated Mortgage, the Subsidiary Guaranty Agreements, the Subordinated Parent Security Agreement and those other documents or instruments given in connection therewith.

     "Subordinated Mortgage" means one or more Mortgage, Deed of Trust, Assignment of Production, Security Agreement and Financing Statements, executed by the Partnership granting subordinated liens in the properties subject to the Senior Mortgage in favor of the Trustee to secure, inter alia, the obligations outstanding under the Indenture.

     "Subordinated Parent Security Agreement" means the Security Agreement executed by the Company in favor of the Trustee to secure, inter alia, the obligations of the Company under the Subordinated Loan Documents.

                            DESCRIPTION OF WARRANTS

GENERAL


     Warrants to purchase shares of Common Stock at an exercise price of $10.45 per share, payable in cash, will be issued pursuant to warrant certificates. The Warrants will expire on August 22, 2005 (the "Warrant Expiration Date"). The Warrants will entitle the holders thereof to purchase in the aggregate 1,000,000 shares of Common Stock. The holders of the Warrants (the "Warrantholders") will be entitled to exercise all or a portion of their Warrants at any time after issuance of the Warrants and on or prior to the Warrant Expiration Date at which time all unexercised Warrants will expire. This summary does not purport to be a complete description of the Warrants and is subject to the detailed provisions of, and qualified in its entirety by reference to, the warrant certificates (including the definitions contained therein).


MERGERS, CONSOLIDATIONS OF THE COMPANY; ANTI-DILUTION ADJUSTMENTS

     In case of any reclassification or change of outstanding securities issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value, or from no par value to par value or as a result of a subdivision or combination to which a separate provision applies), or in case of any consolidation or merger of the Company with or into another entity or other person (other than a merger with another entity or other person in which the Company is the surviving corporation and which does not result in any reclassification or change in the securities issuable upon exercise of the Warrants), provision must be made for Warrantholders to receive, upon the exercise of Warrants and in lieu of Warrant Shares, such securities or assets as would be issued or paid in respect of shares of Common Stock upon such reclassification, change, consolidation or merger.

     If the Company declares a dividend on its Common Stock payable in stock or other securities of the Company to the holders of its Common Stock, the Warrantholders shall be entitled to receive upon any exercise of a Warrant, in addition to the Warrant Shares, the number of shares of stock or other securities which such holder would have been entitled to receive if he had been a holder immediately prior to the record date for such dividend (or, if no record date shall have been established, the payment date for such dividend) of the number of Warrant Shares purchasable on exercise of such Warrant immediately prior to such record date or payment date, as the case may be.

     The number of Warrant Shares issuable upon exercise of a Warrant will also be adjusted in the event of a combination or subdivision of the Common Stock.

EXERCISE PRICE ADJUSTMENTS

     If the Company issues any additional shares of Common Stock (otherwise than as described above under "Mergers and Consolidations of the Company; Anti-Dilution Adjustments") at a price per share less than the average price per share of Common Stock (with each day's price determined by averaging the high and low sales prices as reported on the National Association of Securities Dealers Automated Quotations Systems) for the 20 trading days immediately preceding the date of the authorization of such issuance (the "Market Price") by the Board of Directors of the Company, then the exercise price of the Warrants upon each such issuance shall be adjusted to that price determined by multiplying the exercise price by a fraction: (A) the numerator of which shall be the sum of (i) the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock multiplied by the Market Price, and (ii) the consideration, if any, received by the Company upon the issuance of such additional shares of Common Stock, and (B) the denominator of which shall be the Market Price multiplied by the total number of shares of Common Stock outstanding immediately after the issuance of such additional shares of Common Stock. No such adjustments of the exercise price shall be made upon the issuance of any additional shares of Common Stock that
(y) are issued pursuant to thrift plans, stock purchase plans, stock bonus plans, stock option plans, employee stock ownership plans and other incentive or profit sharing arrangements for the benefit of employees ("Employee Benefit Plans") that otherwise would cause an adjustment; provided that the aggregate number of shares of Common Stock so issued (including the shares issued pursuant to any options, rights or warrants or convertible or exchangeable securities issued under such Employee Benefit Plans containing the right to purchase shares of Common Stock) pursuant to Employee Benefit Plans after the date of the closing of the Company's initial public offering, as adjusted for any stock splits, stock dividends or subdivisions or combinations of Common Stock prior to the Warrant Expiration Date, shall not in the aggregate exceed 5% of the Company's outstanding Common Stock at the time of such issuance; or (z) are issued pursuant to any Common Stock Equivalent (as defined) (i) if upon the issuance of any such Common Stock Equivalent, any such adjustments shall previously have been made pursuant to the provisions described in the following paragraph or (ii) if no adjustment was required pursuant such provisions.

     If the Company shall issue any security or evidence of indebtedness which is convertible into or exchangeable for Common Stock ("Convertible Security"), or any warrant, option or other right to subscribe for or purchase Common Stock or any Convertible Security, other than pursuant to Employee Benefit Plans (together with Convertible Securities, "Common Stock Equivalent"), or if, after any such issuance, the price per share for which additional shares of Common Stock may be issuable thereunder is amended, then the exercise price upon each such issuance or amendment shall be adjusted as provided in preceding paragraph on the basis that (i) the maximum number of additional shares of Common Stock issuable pursuant to all such Common Stock Equivalents shall be deemed to have been issued as of the earlier of (a) the date on which the Company shall enter into a firm contract for the issuance of such Common Stock Equivalent, or (b) the date of actual issuance of such Common Stock Equivalent; and (ii) the aggregate consideration for such maximum number of additional shares of Common Stock shall be deemed to be the minimum consideration received and receivable by the Company for the issuance of such additional shares of Common Stock pursuant to such Common Stock Equivalent; provided, however, that no such adjustment shall be made unless the consideration received and receivable by the Company per share of Common Stock for the issuance of such additional shares of Common Stock pursuant to such Common Stock Equivalent is less than the Market Price. No such adjustment of the exercise price shall be made upon the issuance of any Convertible Security which is issued pursuant to the exercise of any warrants or other subscription or purchase rights therefor, if any adjustment shall previously have been made in the exercise price then in effect upon the issuance of such warrants or other rights pursuant to the provisions described in this paragraph. Appropriate readjustments to the purchase price will be made upon the expiration of the right to convert, exchange or exercise any Common Stock Equivalent if any such Common Stock Equivalent shall not have been converted, exercised or exchanged.

REPORTS

     The Company will cause to be delivered, by first-class mail, postage prepaid, to the Warrantholders a copy of any reports delivered by the Company to the holders of Common Stock.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 30 million shares of Common Stock, par value $.01 per share, and 10 million shares of preferred stock, par value $.01 per share ("Preferred Stock"). As of August 18, 1998, the Company had outstanding 12,253,574 shares of Common Stock held of record by 67 stockholders and stock options for an aggregate of 935,987 shares.


COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to the stockholders. The Certificate of Incorporation of the Company does not allow the stockholders to take action by less than unanimous consent. Each share of Common Stock is entitled to participate equally in dividends, if, as and when declared by the Company's Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of Preferred Stock. The Company has never paid cash dividends on its Common Stock and is currently restricted from doing so by the Credit Facility, and, subsequent to the Offering, will be further restricted by the Indenture. The shares of Common Stock have no preemptive or conversion rights, redemption rights, or sinking fund provisions. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby upon issuance and sale will be, duly authorized, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

     The Company has no outstanding Preferred Stock. The Company is authorized to issue 10 million shares of Preferred Stock. The Company's Board of Directors may establish, without stockholder approval, one or more classes or series of Preferred Stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that the Board of Directors may designate. The Company believes that this power to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation of the Company. It could also have the effect of delaying, deferring or preventing a change in control of the Company. The Company does not currently plan to issue Preferred Stock.

DELAWARE LAW PROVISIONS

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits the Company from engaging in a "business combination" (as defined in Section 203) with an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) for three years following the date that person becomes an interested stockholder, unless (a) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

REGISTRATION RIGHTS

     The Company has entered into a Registration Rights Agreement with General Atlantic Partners III, L.P., GAP-Brigham Partners, L.P., RIMCO Partners, L.P. II, RIMCO Partners, L.P. III and RIMCO Partners, L.P. IV, Ben M. Brigham, Anne
L. Brigham, Harold D. Carter, Craig M. Fleming, David T. Brigham and Jon L. Glass. Pursuant to the Registration Rights Agreement, Anne and Ben Brigham, acting together, the General Atlantic entities, acting together, and the RIMCO entities, acting together, each may separately require the Company to register securities, on one occasion, if the shares to be registered have an estimated aggregate offering price to the public of at least $3 million. One additional registration is allowed if any registrable securities requested to be included in a previous registration statement were not disposed of in accordance with that previous registration. The Registration Rights Agreement also provides "piggyback" registration rights after the Offering for all registrations of registrable securities for the Company or another security holder. In an underwritten offering, however, the Company may exclude all or a portion of the securities being registered pursuant to "piggyback" registration rights if the managing underwriter determines that including those securities would raise a substantial doubt about whether the proposed offering could be consummated. The Registration Rights Agreement contains customary indemnity by the Company in favor of persons selling securities in a registration governed by the Registration Rights Agreement, and by those persons in favor of the Company, relating to the information included in or omitted from the Registration Statement.

     The holders of the Shares and the Warrants will have demand and "piggyback" registration rights with respect to the Shares and the Warrant Shares, respectively. See "Registration Rights Relating to the Warrants and Shares."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

            REGISTRATION RIGHTS RELATING TO THE WARRANTS AND SHARES

     Pursuant to a New Registration Rights Agreement (the "New Registration Rights Agreement") to be entered into among the Company and the initial purchasers of the Warrants and Shares, holders of the Shares, the Warrants, the Warrant Shares and any other securities issued upon the exercise of the Warrants (collectively, the "Registrable Securities") collectively owning at least 25% of the Registrable Securities may require the Company to register (other than pursuant to a shelf registration on Form S-3) all or any part of the Registrable Securities held by such holders. In addition, in the event that the Company is eligible to register securities for resale with the Commission on Form S-3, holders collectively owning at least a majority of the Registrable Securities may require the Company to register under Form S-3 all or any portion of the Registrable Securities held by such holders. The Company shall only be required under the New Registration Rights Agreement to register Registrable Securities (including under Form S-3) pursuant to such demand rights on two occasions; provided that a request will only be "counted" when (i) all the Registrable Securities requested to be included in the registration statement have been included, (ii) the corresponding registration statement has become effective and
(iii) the public offering has been consummated and the Registrable Securities have been sold on the terms and conditions provided therein, provided that in the event of a shelf registration statement (if the Company is then eligible to file on Form S-3) the Company shall keep such registration statement effective for two years from the effective date.

     If the Company is required to effect a registration pursuant to the New Registration Rights Agreement, subject to certain exceptions described therein the Company will be required to file a registration statement with respect to the applicable securities within 30 days in the case of a shelf registration statement (if the Company is then eligible to file on Form S-3), or otherwise within 60 days. The Company will use its best efforts to cause the registration statement to become and remain effective for the period of the distribution in order for it to be "counted" as described above.

     Subject to existing registration rights of institutional investors, the holders of the Registrable Securities will provide "piggyback" registration rights to the holders of Registrable Securities in the event the Company registers any of its equity securities for the Company or other security holders. In an underwritten offering, however, subject to certain provisions including priority of securities to be registered, the Company may exclude all or a portion of the Registrable Securities being registered pursuant to "piggyback" registration rights if in the good faith opinion of the managing underwriter the inclusion of the shares would raise a substantial doubt as to whether the proposed offering could successfully be consummated.

     Exercise of the right to convert the Warrants to Warrant Shares shall, at the election of the holder of the Warrants, be contingent upon the registration of the Warrant Shares in accordance with the New Registration Rights Agreement and should such registration not be completed such holder shall have the right to rescind its election to convert the Warrants.

     The New Registration Rights Agreement will contain customary indemnity by the Company in favor of persons selling securities in a registration governed by the New Registration Right Agreement, and by those persons in favor of the Company, relating to the information included in or omitted from the registration statement.

     The summary herein of certain provisions of the New Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the New Registration Rights Agreement form, which is available upon request to the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 13,306,206 shares of Common Stock outstanding. Of these 13,306,206 shares, the shares of Common Stock offered hereby will be freely transferable without restriction under the Securities Act unless they are held by the Company's affiliates, as that term is used in Rule 144 under the Securities Act. 8,803,574 shares of Common Stock were issued in reliance on exemptions from the registration requirements of the Securities Act and are eligible for sale under Rule 144, based on current SEC rules and subject to compliance with the volume and other requirements of Rule
144. Beginning February 27, 1999, all of those shares of Common Stock will become eligible for sale under Rule 144(k) if they are not held by affiliates of the Company. 4,502,632 shares of Common Stock that will be issued in the Offering or that were sold in the Company's initial public offering are freely tradeable, except to the extent that they are held by affiliates of the Company.



     In general, under Rule 144 a person (or persons whose sales are aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell in broker transactions, within any three-month period after the Offering, a number of shares that does not exceed the greater of (i) 1% of the then outstanding Common Stock (approximately 133,062 shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale and other limitations. In addition, a person who was not an affiliate of the Company during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares under Rule 144(k) without regard to the manner-of-sale, volume and other limitations of Rule 144. The SEC has proposed modifications to Rule 144 that could change some of these requirements.



     The holders of 8,296,431 shares of Common Stock and their permitted transferees are entitled to demand registration of those shares under the Securities Act, and the holders of 8,803,574 shares of Common Stock are entitled to "piggyback" registration rights. The holders of the Shares and the Warrants will have demand and "piggyback" registration rights with respect to the Shares and Warrant Shares, respectively. See "Description of Capital Stock -- Registration Rights" and "Registration Rights Relating to the Warrants and Shares."

     Options covering 935,987 shares of Common Stock are outstanding, with an average exercise price of $7.61 per share, subject to vesting.


     Pursuant to the Offering, Warrants to purchase 1,000,000 shares of Common Stock at an exercise price of $10.45 per share will be issued and outstanding. Such Warrants shall be immediately exercisable.


                              PLAN OF DISTRIBUTION


     The Notes, Warrants and shares of Common Stock offered hereby will be purchased by not more than three institutional "accredited investors", as defined in Rule 501(a)(1), (2), (3) and (7) under the Securities Act. The offering price per Share was based on the average volume-weighted closing sales price of the Common Stock as reported on the National Association of Securities Dealers Automated Quotation System over a period of time prior to closing.


                                 LEGAL MATTERS

     Certain legal matters in connection with the securities being offered hereby will be passed upon for the Company by Thompson & Knight, P.C., Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of Brigham Exploration Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

     The letter of Cawley, Gillespie & Associates, Inc., independent oil and gas consultants, set forth in this Prospectus as Appendix A has been included herein in reliance upon the firm as expert with respect to the matters contained in that letter. In addition, the information with respect to the reserve reports prepared by Cawley Gillespie has been included herein in reliance upon by the firm as experts with respect to such information.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (as amended and together with all exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered by this Prospectus. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus as permitted by the rules and regulations of the SEC. Statements in this Prospectus about the contents of any contract or other document are not necessarily complete; reference is made in each instance to the copy of the contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference. The Registration Statement and accompanying exhibits and schedules may by inspected and copies may be obtained (at prescribed rates) at the public reference facilities of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the Registration Statement may also be inspected at the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, the Common Stock will be listed on the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1500, where such material may also be inspected and copied.

     The Company is subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. In addition, these reports, proxy statements and other information may also be obtained from the web site that the SEC maintains at http://www.sec.gov.

                     GLOSSARY OF CERTAIN OIL AND GAS TERMS

     The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this Prospectus.

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.

     Bcf. One billion cubic feet.

     Bcfe. One billion cubic feet of natural gas equivalent. In reference to natural gas, natural gas equivalents are determined using the ratio of 6 Mcf of natural gas to 1 Bbl of oil, condensate or natural gas liquids.

     Completion. The installation of permanent equipment for the production of natural gas or oil.

     Developed Acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

     Development Well. A well drilled within the proved area of natural gas or an oil reservoir to the depth of a stratigraphic horizon known to be productive.

     Drilling Costs. The costs associated with drilling and completing a well (exclusive of seismic and land acquisition costs for that well and future development costs associated with proved undeveloped reserves added by the well) divided by total proved reserve additions.

     Dry Well. A well found to be incapable of producing either natural gas or oil in sufficient quantities to justify completion of natural gas or an oil well.

     Exploratory Well. A well drilled to find and produce natural gas or oil in an unproved area, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir, or to extend a known reservoir.

     Finding and Development Costs. Capital costs incurred in the acquisition, exploration and development of proved natural gas and oil reserves divided by proved reserve additions.

     Gross Acres or Gross Wells. The total acres or wells, as the case may be, in which the Company has a working interest.

     Mbbl. One thousand barrels of oil or other liquid hydrocarbons.

     Mcf. One thousand cubic feet of natural gas.

     Mcfe. One thousand cubic feet of natural gas equivalent.

     MMBbl. One million barrels of oil or other liquid hydrocarbons.

     MMBtu. One million Btu, or British Thermal Units. One British Thermal Unit is the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

     MMcf. One million cubic feet of natural gas.

     MMcfe. One million cubic feet of natural gas equivalent.

     Net Acres or Net Wells. Gross acres or wells multiplied, in each case, by the percentage working interest owned by the Company.

     Net Production. Production that is owned by the Company less royalties and production due others.

     Oil. Crude oil or condensate.

     Operator. The individual or company responsible for the exploration, development, and production of natural gas or an oil well or lease.

     Present Value of Future Net Revenues or PV-10. The pretax present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

     Proved Developed Reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved Reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved Undeveloped Reserves. Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     Royalty. An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

     Spud. Start drilling a new well (or restart).

     Success Rate. The number of wells on which production casing has been run for a completion attempt as a percentage of the number of wells drilled.

     2-D Seismic. The method by which a cross-section of the earth's subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.

     3-D Seismic. The method by which a three dimensional image of the earth's subsurface is created through the interpretation of reflection seismic data collected over surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, development and production.

     Working Interest. An interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce natural gas and oil on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

                          BRIGHAM EXPLORATION COMPANY

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Audited Financial Statements
  Report of Independent Accountants.........................   F-2
  Consolidated Balance Sheets as of December 31, 1997 and
     1996...................................................   F-3
  Consolidated Statements of Operations for the Years Ended
     December 31, 1997, 1996, and 1995......................   F-4
  Consolidated Statements of Stockholders' Equity for the
     Years Ended December 31, 1997, 1996, and 1995..........   F-5
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1997, 1996, and 1995......................   F-6
  Notes to the December 31, 1997 Consolidated Financial
     Statements.............................................   F-7
Unaudited Financial Statements
  Condensed Consolidated Balance Sheets as of December 31,
     1997 and June 30, 1998.................................  F-20
  Condensed Consolidated Statements of Operations for the
     Six Months Ended June 30, 1997 and 1998................  F-21
  Condensed Consolidated Statements of Cash Flows for the
     Six Months Ended June 30, 1997 and 1998................  F-22
  Notes to the June 30, 1998 Condensed Consolidated
     Financial Statements...................................  F-23

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Brigham Exploration Company

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Brigham Exploration Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
March 6, 1998

                          BRIGHAM EXPLORATION COMPANY

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1996
                                                              -------   -------
Current assets:
  Cash and cash equivalents.................................  $ 1,701   $ 1,447
  Accounts receivable.......................................    4,909     2,696
  Prepaid expenses..........................................      280       152
                                                              -------   -------
          Total current assets..............................    6,890     4,295
                                                              -------   -------
Natural gas and oil properties, at cost, net................   84,176    28,005
Other property and equipment, at cost, net..................    1,239       532
Drilling advances paid......................................       78       419
Other noncurrent assets.....................................       18       363
                                                              -------   -------
                                                              $92,401   $33,614
                                                              =======   =======

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $11,892   $ 2,937
  Accrued drilling costs....................................    2,406       915
  Participant advances received.............................      489     1,137
  Other current liabilities.................................      726       628
                                                              -------   -------
          Total current liabilities.........................   15,513     5,617
                                                              -------   -------
Notes payable...............................................   32,000     8,000
Subordinated notes payable -- related party.................       --    16,000
Other noncurrent liabilities................................      507       753
Deferred income tax liability...............................    1,228        --
Stockholders' equity:
  Predecessor capital.......................................       --     3,244
  Preferred stock, $.01 par value, 10 million shares
     authorized, none issued and outstanding................       --        --
  Common stock, $.01 par value, 30 million shares
     authorized, 12,253,574 issued and outstanding..........      123        --
  Additional paid-in capital................................   44,344        --
  Unearned stock compensation...............................   (1,340)       --
  Retained earnings.........................................       26        --
                                                              -------   -------
          Total stockholders' equity........................   43,153     3,244
                                                              -------   -------
                                                              $92,401   $33,614
                                                              =======   =======

  The Company uses the full cost method to account for its natural gas and oil properties.

        See accompanying notes to the consolidated financial statements.

                          BRIGHAM EXPLORATION COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1997      1996      1995
                                                              -------   -------   -------
Revenues:
  Natural gas and oil sales.................................  $ 9,184   $ 6,141   $ 3,578
  Workstation revenue.......................................      637       627       635
                                                              -------   -------   -------
                                                                9,821     6,768     4,213
                                                              -------   -------   -------
Costs and expenses:
  Lease operating...........................................    1,151       726       761
  Production taxes..........................................      549       362       165
  General and administrative................................    3,570     2,199     1,897
  Depletion of natural gas and oil properties...............    2,732     2,323     1,626
  Depreciation and amortization.............................      306       487       533
  Amortization of stock compensation........................      276        --        --
                                                              -------   -------   -------
                                                                8,584     6,097     4,982
                                                              -------   -------   -------
     Operating income (loss)................................    1,237       671      (769)
                                                              -------   -------   -------
Other income (expense):
  Interest income...........................................      145        52       128
  Interest expense..........................................   (1,017)     (373)     (187)
  Interest expense -- related party.........................     (173)     (800)     (749)
                                                              -------   -------   -------
                                                               (1,045)   (1,121)     (808)
                                                              -------   -------   -------
Net income (loss) before income taxes.......................      192      (450)   (1,577)
Income tax expense..........................................   (1,228)       --        --
                                                              -------   -------   -------
  Net loss..................................................  $(1,036)  $  (450)  $(1,577)
                                                              =======   =======   =======
Net loss per share:
  Basic/Diluted.............................................  $ (0.09)  $ (0.05)  $ (0.18)
Common shares outstanding:
  Basic/Diluted.............................................   11,081     8,929     8,929

        See accompanying notes to the consolidated financial statements.

                          BRIGHAM EXPLORATION COMPANY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                              COMMON STOCK        ADDITIONAL     UNEARNED
                          ---------------------    PAID-IN        STOCK       RETAINED   PREDECESSOR
                            SHARES      AMOUNTS    CAPITAL     COMPENSATION   EARNINGS     CAPITAL       TOTAL
                          -----------   -------   ----------   ------------   --------   ------------   -------
Balance,
  December 31, 1994.....           --    $ --      $    --       $    --        $--        $ 5,271      $ 5,271
  Net loss..............           --      --           --            --         --         (1,577)      (1,577)
                          -----------    ----      -------       -------        ---        -------      -------
Balance,
  December 31, 1995.....           --      --           --            --         --          3,694        3,694
  Net loss..............           --      --           --            --         --           (450)        (450)
                          -----------    ----      -------       -------        ---        -------      -------
Balance,
  December 31, 1996.....           --      --           --            --         --          3,244        3,244
Consummation of the
  Exchange..............    8,928,574      90       19,580            --         --         (3,244)      16,426
Issuance of stock
  options...............           --      --        1,932        (1,932)        --             --           --
Issuance of common
  stock.................  3,325,000..      33       23,894            --         --             --       23,927
Net loss for period
  ended February 27,
  1997..................           --      --       (4,869)           --         --             --       (4,869)
Net income for period
  from February 27, 1997
  to Dec. 31, 1997......           --      --        3,807            --         26             --        3,833
  (Note 1) Amortization
     of unearned stock
     compensation.......           --      --           --           592         --             --          592
                          -----------    ----      -------       -------        ---        -------      -------
Balance,
  December 31, 1997.....  12,253,574..   $123      $44,344       $(1,340)       $26        $    --      $43,153
                          ===========    ====      =======       =======        ===        =======      =======

        See accompanying notes to the consolidated financial statements.

                          BRIGHAM EXPLORATION COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------   --------   --------
Cash flows from operating activities:
  Net loss..................................................  $ (1,036)  $   (450)  $ (1,577)
  Adjustments to reconcile net loss to cash provided by
     operating activities:
     Depletion of natural gas and oil properties............     2,732      2,323      1,626
     Depreciation and amortization..........................       306        487        533
     Amortization of stock compensation.....................       276         --         --
     Changes in working capital and other items:
       (Increase) decrease in accounts receivable...........    (2,213)    (1,440)       413
       (Increase) decrease in prepaid expenses..............      (128)        25       (107)
       Increase in accounts payable.........................     8,955      1,619        128
       Increase (decrease) in participant advances
          received..........................................      (648)       804         92
       Increase in other current liabilities................        50         60        151
       Increase in deferred interest payable -- related
          party.............................................        53        320        113
       Increase in deferred income tax liability............     1,228         --         --
       Other noncurrent assets..............................       281       (224)       (26)
       Other noncurrent liabilities.........................       (50)       186         37
                                                              --------   --------   --------
          Net cash provided by operating activities.........     9,806      3,710      1,383
                                                              --------   --------   --------
Cash flows from investing activities:
  Additions to natural gas and oil properties...............   (57,170)   (13,612)    (7,935)
  Proceeds from the sale of natural gas and oil
     properties.............................................        74      2,149         --
  Additions to other property and equipment.................      (545)       (41)       (51)
  (Increase) decrease in drilling advances paid.............       341       (292)       (19)
                                                              --------   --------   --------
          Net cash used by investing activities.............   (57,300)   (11,796)    (8,005)
                                                              --------   --------   --------
Cash flows from financing activities:
  Proceeds from issuance of common stock....................    23,927         --         --
  Proceeds from issuance of subordinated notes payable......        --         --     16,000
  Increase in notes payable.................................    37,250      8,000      2,560
  Repayment of notes payable................................   (13,250)        --    (10,510)
  Principal payments on capital lease obligations...........      (179)      (269)      (326)
                                                              --------   --------   --------
          Net cash provided by financing activities.........    47,748      7,731      7,724
                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents........       254       (355)     1,102
Cash and cash equivalents, beginning of year................     1,447      1,802        700
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $  1,701   $  1,447   $  1,802
                                                              ========   ========   ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $  1,679   $    762   $    654
                                                              ========   ========   ========
Supplemental disclosure of noncash investing and financing
  activities:
  Capital lease asset additions.............................  $    403   $    101   $    208
                                                              ========   ========   ========

        See accompanying notes to the consolidated financial statements.

                          BRIGHAM EXPLORATION COMPANY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

     Brigham Exploration Company is a Delaware corporation formed on February 25, 1997 for the purpose of exchanging its common stock for the common stock of Brigham, Inc. and the partnership interests of Brigham Oil & Gas, L.P. (the "Partnership"). Hereinafter, Brigham Exploration Company and the Partnership are collectively referred to as "the Company." Brigham, Inc. is a Nevada corporation whose only asset is its ownership interest in the Partnership. The Partnership was formed in May 1992 to explore and develop onshore domestic natural gas and oil properties using 3-D seismic imaging and other advanced technologies. Since its inception, the Partnership has focused its exploration and development of natural gas and oil properties primarily in the Permian and Hardeman Basins of West Texas, the Anadarko Basin and the onshore Gulf Coast.

     Pursuant to an exchange agreement dated February 26, 1997 (the "Exchange Agreement") and upon the initial filing on February 27, 1997 of a registration statement with the Securities and Exchange Commission for the public offering of common stock (the "Offering"), the shareholders of Brigham, Inc. transferred all of the outstanding stock of Brigham, Inc. to the Company in exchange for 3,859,821 shares of common stock of the Company. Pursuant to the Exchange Agreement, the Partnership's other general partner and the limited partners also transferred all of their partnership interests to the Company in exchange for 3,314,286 shares of common stock of the Company. Furthermore, the holders of the Partnership's subordinated convertible notes transferred these notes to the Company in exchange for 1,754,464 shares of common stock. These transactions are referred to as "the Exchange." In completing the Exchange, the Company issued 8,928,571 shares of common stock to the stockholders of Brigham, Inc., the partners of the Partnership and the holder of the Partnership's subordinated notes payable. As a result of the Exchange, the Company now owns all the partnership interests in the Partnership. In May 1997, the Company sold 3,325,000 shares of its common stock in the Offering at a price of $8.00 per share. With a portion of the proceeds from the Offering, the Company repaid the $13.3 million in outstanding borrowings under the existing revolving credit facility.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

     The Exchange has been reflected in the consolidated financial statements of the Company as a reorganization.

  Principles of Consolidation

     The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries, and its proportionate share of assets, liabilities and income and expenses of the limited partnerships in which the Company, or any of its subsidiaries has a participating interest. All significant intercompany accounts and transactions have been eliminated.

  Cash and Cash Equivalents

     The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

                          BRIGHAM EXPLORATION COMPANY

  Property and Equipment

     The Company uses the full cost method of accounting for its investment in natural gas and oil properties. Under this method, all acquisition, exploration and development costs, including certain payroll and other internal costs, incurred for the purpose of finding natural gas and oil reserves are capitalized. Costs associated with production and general corporate activities are expensed in the period incurred.

     The capitalized costs of the Company's natural gas and oil properties plus future development, dismantlement, restoration and abandonment costs (the "Amortizable Base"), net of estimated of salvage values, are amortized using the unit-of-production method based upon estimates of total proved reserve quantities. The Company's capitalized costs of its natural gas and oil properties, net of accumulated amortization, are limited to the total of estimated future net cash flows from proved natural gas and oil reserves, discounted at ten percent, plus the cost of unevaluated properties. There are many factors, including global events, that may influence the production, processing, marketing and valuation of natural gas and oil. A reduction in the valuation of natural gas and oil properties resulting from declining prices or production could adversely impact depletion rates and ceiling test limitations.

     All costs directly associated with the acquisition and evaluation of unproved properties are initially excluded from the Amortizable Base. Upon the interpretation by the Company of the 3-D seismic data associated with unproved properties, the geological and geophysical costs related to acreage that is not specifically identified as prospective are added to the Amortizable Base. Geological and geophysical costs associated with prospective acreage, as well as leasehold costs, are added to the Amortizable Base when the prospects are drilled. Costs of prospective acreage are reviewed annually for impairment on a property-by-property basis.

     Other property and equipment, which primarily consists of 3-D seismic interpretation workstations, are depreciated on a straight-line basis over the estimated useful lives of the assets after considering salvage value. Estimated useful lives are as follows:

Furniture and fixtures......................................  10 years
Machinery and equipment.....................................   5 years
3-D seismic interpretation workstations and software........   3 years

     Betterments and major improvements that extend the useful lives are capitalized, while expenditures for repairs and maintenance of a minor nature are expensed as incurred.

  Revenue Recognition

     The Company recognizes natural gas and oil sales from its interests in producing wells under the sales method of accounting. Under the sales method, the Company recognizes revenues based on the amount of natural gas or oil sold to purchasers, which may differ from the amounts to which the Company is entitled based on its interest in the properties. Gas balancing obligations as of December 31, 1995, 1996 and 1997 were not significant. Net realized gains or losses arising from the Company's crude oil price swaps (see Note 10) are recognized in the period incurred as a component of natural gas and oil sales.

     Industry participants in the Company's seismic programs are charged on an hourly basis for the work performed by the Company on its 3-D seismic interpretation workstations. The Company recognizes workstation revenue as service is provided.

  Federal and State Income Taxes

     Prior to the consummation of the Exchange, there was no income tax provision included in the financial statements as the Partnership was not a taxpaying entity. Income and losses were passed through to its

                          BRIGHAM EXPLORATION COMPANY
partners on the basis of the allocation provisions established by the partnership agreement. Upon consummation of the Exchange, the Partnership became subject to federal income taxes through its ownership by the Company.

     In conjunction with the Exchange, the Company recorded a deferred income tax liability of $5 million to recognize the temporary differences between the financial statement and tax bases of the assets and liabilities of the Partnership at the Exchange date, February 27, 1997, given the provisions of enacted tax laws. Subsequent to this date, the Company elected to record a step-up in basis of its assets for tax purposes as a result of the Exchange. Related to this election, the Company recorded a $3.8 million deferred income tax benefit, resulting in a net $1.2 million deferred income tax charge for the year ended December 31, 1997.

  Earnings Per Share

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share." This statement establishes new standards for computing and presenting earnings per share ("EPS") and requires restatement of all prior-period EPS information.

  Recent Pronouncements

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which will become effective for the Company in 1998. SFAS No. 130 will require companies to present certain items as separate components of stockholders' equity. Management does not believe that the effect of implementing this standard will materially impact the Company's financial statements.

3. ACQUISITION

     On November 12, 1997, the Company acquired a 50% interest in certain producing properties in Grady County, Oklahoma (the "Acquisition"). These properties were formerly owned by Mobil and were acquired by Ward Petroleum. The acquisition has been accounted for as a purchase and the results of operations of the properties acquired are included in the Company's results of operations effective September 1, 1997. The purchase price of $13.4 million was financed primarily through the Company's existing revolving credit facility and was based on the Company's determination of the fair value of the assets acquired.

  Pro Forma Information

     The following unaudited pro forma statement of operations information has been prepared to give effect to the Acquisition as if the transaction had occurred at the beginning of 1996 and 1997. The historical results of operations have been adjusted to reflect (i) the difference between the acquired properties' historical depletion and such expense calculated based on the value allocated to the acquired assets, (ii) the increase in interest expense associated with the debt issued in the transaction, and (iii) the increase in federal income taxes related to historical net income attributable to the properties acquired. The pro forma amounts do not

                          BRIGHAM EXPLORATION COMPANY
purport to be indicative of the results of operations that would have been reported had the Acquisition occurred as of the dates indicated, or that may be reported in the future (in thousands).

                                                                 PRO FORMA
                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1997      1996
                                                              -------   ------
Revenues....................................................  $11,194   $8,516
Costs and expenses:
  Lease operating and production taxes......................    1,864    1,300
  General and administrative................................    3,570    2,199
  Depletion of natural gas and oil properties...............    3,307    2,791
  Depreciation and amortization.............................      582      487
  Interest expense, net.....................................    2,235    2,355
                                                              -------   ------
  Total costs and expenses..................................   11,558    9,132
                                                              -------   ------
Net loss before income taxes................................     (364)    (616)
  Income tax expense........................................    1,039       --
                                                              -------   ------
Net loss....................................................  $(1,403)  $ (616)
                                                              =======   ======
Net loss per share:
  Basic/Diluted.............................................  $ (0.13)  $(0.07)
                                                              =======   ======
Common shares outstanding:
  Basic/Diluted.............................................   11,081    8,929
                                                              =======   ======

4. PROPERTY AND EQUIPMENT

     Property and equipment, at cost, are summarized as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1996
                                                              -------   -------
Natural gas and oil properties..............................  $96,458   $37,555
Accumulated depletion.......................................  (12,282)   (9,550)
                                                              -------   -------
                                                               84,176    28,005
                                                              -------   -------
Other property and equipment:
  3-D seismic interpretation workstations and software......    1,693     1,456
  Office furniture and equipment............................    1,095       384
  Accumulated depreciation..................................   (1,549)   (1,308)
                                                              -------   -------
                                                                1,239       532
                                                              -------   -------
                                                              $85,415   $28,537
                                                              =======   =======

     The Company sold its interest in certain producing properties for $2.1 million and $74,000 during 1996 and 1997, respectively. No gain or loss was recognized on these transaction because the Company applies the full cost method of accounting for its investment in natural gas and oil properties.

     The Company capitalizes certain payroll and other internal costs directly attributable to acquisition, exploration and development activities as part of its investment in natural gas and oil properties over the periods benefited by these activities. During the years ended December 31, 1995, 1996 and 1997, certain payroll and other internal costs incurred of $1,640,196, $1,826,013 and $3,330,518, respectively, were capitalized.

                          BRIGHAM EXPLORATION COMPANY

5. NOTES PAYABLE AND SUBORDINATED NOTES PAYABLE

     In April 1996, the Company entered into a revolving credit facility with Bank One, Texas, NA (the "Bank One Facility") which provided for borrowings up to $25 million. On November 10, 1997, the Bank One Facility was amended and the amount available under the agreement was increased to $75 million. The Company's borrowings under the Bank One Facility were limited to a borrowing base determined periodically by the lender. This determination was based upon the Company's proved net gas and oil properties.

     The amounts outstanding under the revolving credit facility, excluding a $5.4 million special advance made November 12, 1997, bore interest, at the borrower's option, at the Base Rate or (i) LIBOR plus 1.75% if the principal outstanding is less than or equal to 50% of the borrowing base, (ii) LIBOR plus 2.0% if the principal outstanding is less than or equal to 75% but more than 50% of the borrowing base, and (iii) LIBOR plus 2.25% if the principal outstanding is greater than 75% of the borrowing base. The Base Rate is the fluctuating rate of interest per annum established from time to time by the lender. Interest accrued on the $5.4 million special advance at 11.50% per annum. The Company also paid a quarterly commitment fee of 0.5% per annum for the unused portion of the borrowing base.

     In January 1998, the Company entered into a reserve-based revolving credit facility with the Bank of Montreal (the "Bank of Montreal Facility"). The Bank of Montreal Facility provides for borrowings up to $75 million until January 31, 1999, at which time the borrowing available will be redetermined by the Bank of Montreal based on the Company's proved reserve value at that time. The Company may elect, at its option, to have the borrowing availability redetermined based on the Company's proved reserve value at any time prior to January 31, 1999. Amounts outstanding under the Bank of Montreal Facility bear interest at either the lender's Base Rate or LIBOR plus 2.25%, at the Company's option. The Company's obligations under the Bank of Montreal Facility are secured by substantially all of the natural gas and oil properties of the Company. A portion of the funds available under the Bank of Montreal Facility were used to repay in full the Bank One Facility.

     The subordinated notes payable bore interest at 5% per annum and were due in 2002. The notes were convertible into a 20% interest in the Company at any time prior to maturity and were unsecured. Interest payments of 3% were due semi-annually and the remaining 2% was deferred until maturity. Pursuant to the Exchange (see Note 1), the holders of these notes exchanged the notes and related deferred interest for shares of the Company's common stock.

6. CAPITAL LEASE OBLIGATIONS

     Property under capital leases consists of the following (in thousands):

                                                              DECEMBER 31,
                                                              -------------
                                                              1997    1996
                                                              -----   -----
3-D seismic interpretation workstations and software........  $ 497   $ 525
Office furniture and equipment..............................    204      17
                                                              -----   -----
                                                                701     542
Accumulated depreciation and amortization...................   (241)   (305)
                                                              -----   -----
                                                              $ 460   $ 237
                                                              =====   =====

                          BRIGHAM EXPLORATION COMPANY

     The obligations under capital leases are at fixed interest rates ranging from 9% to 17% and are collateralized by property, plant and equipment. The future minimum lease payments under the capital leases and the present value of the net minimum lease payments at December 31, 1997 are as follows (in thousands):

1998........................................................   $ 261
1999........................................................     185
2000........................................................      99
2001........................................................      40
2002........................................................      24
                                                               -----
Total minimum lease payments................................     609
  Estimated executory costs included in capital leases......     (73)
                                                               -----
Net minimum lease payments..................................     536
  Amounts representing interest.............................     (81)
                                                               -----
Present value of net minimum lease payments.................     455
Less: current portion.......................................    (181)
                                                               -----
Noncurrent portion..........................................   $ 274
                                                               =====

7. INCOME TAXES

     The provision for income taxes consists of the following (in thousands):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Current income taxes:
  Federal...................................................     $   --
  State.....................................................         --
Deferred income taxes:
  Federal...................................................      1,228
  State.....................................................         --
                                                                 ------
                                                                 $1,228
                                                                 ======

     The difference in income taxes provided and the amounts determined by applying the federal statutory tax rate to income before income taxes result from the following (in thousands):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Tax at statutory rate.......................................     $   65
Add (deduct) the effect of:
  January and February income, not taxable..................        (44)
  Nondeductible expenses....................................         14
  Tax effect of Exchange....................................      1,193
                                                                 ------
                                                                 $1,228
                                                                 ======

                          BRIGHAM EXPLORATION COMPANY

     The components of deferred income tax assets and liabilities are as follows (in thousands):

                                                               DECEMBER 31,
                                                                   1997
                                                               ------------
Deferred tax assets:
  Net operating loss carryforwards..........................     $ 5,563
  Amortization of stock compensation........................          94
  Other.....................................................           3
                                                                 -------
                                                                   5,660
Deferred tax liability:
  Depreciable and depletable property.......................      (6,888)
                                                                 -------
                                                                 $(1,228)
                                                                 =======

     The Company has regular and alternative minimum tax net operating loss carryforwards of approximately $16,361 million and $8,441 million, respectively, each including separate return limitation year carryovers of approximately $1,352 million, which expire by December 31, 2012.

8. EARNINGS PER SHARE

     Earnings per share have been calculated in accordance with the provisions of SFAS No. 128. The implementation of the standard has resulted in the presentation of a basic EPS calculation in the consolidated financial statements as well as a diluted EPS calculation. Basic EPS is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares outstanding during each period. Diluted EPS is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares and common share equivalents outstanding (if dilutive), during each period. The number of common share equivalents outstanding is computed using the treasury stock method.

     Historical earnings per common share for 1996 and 1995 is based on shares issued upon consummation of the Exchange, assuming such shares has been outstanding for all periods presented. Earnings per share for 1997 is presented giving effect to the shares issued pursuant to the Exchange as well as shares issued in the initial public offering.

     At December 31, 1997, options to purchase 644,097 shares of common stock were outstanding but were not included in the computation of diluted earnings per share due to the anti-dilutive effect they would have on EPS if converted.

     In January 1998, the Company granted 309,247 stock options under the 1997 incentive plan (the "1997 Incentive Plan") with an exercise price of $12.88.

9. COMMITMENTS AND CONTINGENCIES

     The Company is, from time to time, party to certain lawsuits and claims arising in the ordinary course of business. While the outcome of lawsuits and claims cannot be predicted with certainty, management does not expect these matters to have a materially adverse effect on the financial condition, results of operations or cash flows of the Company.

                          BRIGHAM EXPLORATION COMPANY

     The Company leases office equipment and space under operating leases expiring at various dates through 2007. The future minimum annual rental payments under the noncancelable terms of these leases at December 31, 1997, are as follows (in thousands):

1998................................................  $  765
1999................................................     763
2000................................................     684
2001................................................     684
2002................................................     342
                                                      ------
                                                      $3,238
                                                      ======

     Rental expense for the years ended December 31, 1995, 1996 and 1997 was $239,715, $253,112 and $606,173, respectively.

     Since the Company's major products are commodities, significant changes in the prices of natural gas and oil could have a significant impact on the Company's results of operations for any particular year.

     As of December 31, 1997, there were no known environmental or other regulatory matters related to the Company's operations which are reasonably expected to result in a material liability to the Company. Compliance with environmental laws and regulations has not had, and is not expected to have, a material adverse effect on the Company's capital expenditures, earnings or competitive position.

     During 1997, approximately 14% and 12% of the Company's natural gas and oil production was sold to two separate customers. During 1996, approximately 16%, 12% and 10% of the Company's natural gas and oil production was sold to three separate customers. During 1995, approximately 14%, 11%, 10% and 10% of the Company's natural gas and oil production was sold to four separate customers. However, due to the availability of other markets, the Company does not believe that the loss of any one of these individual customers would adversely affect the Company's result of operations.

10. FINANCIAL INSTRUMENTS

     The Company periodically enters into commodity price swap agreements which require payments to (or receipts from) counterparties based on the differential between a fixed price and a variable price for a fixed quantity of natural gas or crude oil without the exchange of the underlying volumes. The notional amounts of these derivative financial instruments are based on planned production from existing wells. The Company uses these derivative financial instruments to manage market risks resulting from fluctuations in commodity prices. Commodity price swaps are effective in minimizing these risks by creating essentially equal and offsetting market exposures. The derivative financial instruments held by the Company are not leveraged and are held for purposes other than trading.

     At December 31, 1996, the Company was a party to crude oil swap based on an average notional volume of 7,550 barrels of crude oil per month and a fixed price of $22.70 per barrel. The contract expired in May 1997. The fair market value of the crude oil price swap at December 31, 1996, based on the market price of crude oil in December 1996, was $41,902. The Company was not a party to any swap agreements at December 31, 1997.

     In February 1998, the Company entered into a hedging contract whereby natural gas is purchased and sold subject to a fixed price swap agreement for monthly periods from April 1998 through October 1999. Total natural gas subject to this hedging contract is 2,750,000 MMBtu in 1998 and 3,040,000 MMBtu in 1999.

     The Company's non-derivative financial instruments include cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amount of cash and cash equivalents, accounts

                          BRIGHAM EXPLORATION COMPANY
receivable and accounts payable approximate fair value because of their immediate or short maturities. The carrying value of the Company's revolving credit facility (see Note 5) approximates its fair market value since it bears interest at floating market interest rates. At December 31, 1996, the carrying amount of the Company's subordinated notes payable exceeded the fair market value by $1.9 million, based on current rates offered to the Company for debt of the same remaining maturity.

     The Company's accounts receivable relate to natural gas and oil sales to various industry companies, amounts due from industry participants for expenditures made by the Company on their behalf and workstation revenues. Credit terms, typical of industry standards, are of a short-term nature and the Company does not require collateral. The Company's accounts receivable at December 31, 1997 do not represent significant credit risks as they are dispersed across many counterparties. Counterparties to the crude oil price swaps are investment grade financial institutions.

11. EMPLOYEE BENEFIT PLANS

  Retirement Savings Plan

     During 1996 the Company adopted a defined contribution 401(k) plan for substantially all of its employees. Eligible employees may contribute up to 15% of their compensation to this plan. The 401(k) plan provides that the Company may, at its discretion, match employee contributions. The Company did not match employee contributions in 1997 or 1996.

  Stock Compensation

     In 1994 three employees were granted restricted interests in the Company which vest in increments through July 1999. At the date of grant, the value of these interests was immaterial. On February 26, 1997, in connection with the Exchange (see Note 1), the three employees transferred these company interests to the Company in exchange for 156,250 shares of restricted common stock of the Company. The terms of the restricted stock and the restricted company interests are substantially the same. The shares vest over a three-year period ending in 1999. No compensation expense will result from this exchange.

     The Company adopted an incentive plan, effective upon completion of the Exchange (see Note 1), which provides for the issuance of stock options, stock appreciation rights, stock, restricted stock, cash or any combination of the foregoing. The objective of this plan is to reward key employees whose performance may have a significant effect on the success of the Company. An aggregate of 1,588,170 shares of the Company's common stock was reserved for issuance pursuant to this plan. The Compensation Committee of the Board of Directors will determine the type of awards made to each participant and the terms, conditions and limitations applicable to each award.

     The Company granted 644,097 stock options as of March 4, 1997. These options were granted under the 1997 Incentive Plan established as part of the Exchange (Note 1). These options have contractual lives of 7.3 years and have an exercise price of $5.00 compared to the public offering price of $8.00. This grant resulted in noncash compensation expense which is recognized over the appropriate vesting period. None of these options were exercisable at December 31, 1997.

     As provided under SFAS 123, the Company estimates that the fair value of these options on their grant date, using the Black-Scholes Option Pricing Model, was $3.4 million ($5.32 per option). This valuation was determined using the following assumptions: risk free interest rate of 6.24%; volatility factor of the expected market prices of the Company's common stock of 38%; no expected dividends; and weighted average option lives of 7.3 years. If this valuation method were elected for accounting purposes, the estimated fair value of $3.4 million would be amortized over the appropriate vesting periods of the options through 2003, resulting in a pro forma net loss for the year ended December 31, 1997 of $1.3 million, or $0.11 per common share.

                          BRIGHAM EXPLORATION COMPANY

12. RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1995, 1996 and 1997, the Company paid approximately $382,000, $596,000 and $837,000 respectively, in fees for land acquisition services performed by a company owned by a brother of the Company's President and Chief Executive Officer. Other participants in the Company's 3-D seismic projects reimbursed the Company for a portion of these amounts.

     The Company also participated in various industry projects with affiliates of the holder of the subordinated notes payable (see Note 5). During 1996 and 1997, the Company received approximately $123,000 and $50,000, respectively, for workstation and geoscientists' time spent interpreting 3-D seismic data and workstation use. In 1997, the Company paid approximately $214,000 for an interest in an exploration project sold by the affiliates. The Company billed the affiliates $197,000 in 1997 for their proportionate share of the costs related to this and other projects in which the affiliates participate. The Company also sold to an affiliate of the holders of the subordinated notes payable an interest in (i) a 3-D project for approximately $75,000 in 1995 and
(ii) two 3-D delineated potential drilling locations and 3-D seismic data for approximately $83,000 in 1996.

     In 1996 and 1997, the Company paid $110,000 and $18,000 for working interests in natural gas and oil properties owned by affiliates of a member of the Company's board of directors/management committee. The Company billed the affiliates $13,000 and $68,000 in 1995 and 1996, respectively, for their proportionate share of the costs related to this project.

     A limited partner and member of the Company's management committee served as a consultant to the Company on various aspects of the Company's business and strategic issues. Fees paid for these services by the Company were $72,000, $79,200 and $86,580 for the twelve month periods ended December 31, 1995, 1996 and 1997, respectively. Additional disbursements totaling approximately $13,000 were made during 1997 for the reimbursement of certain expenses.

13. NATURAL GAS AND OIL EXPLORATION AND PRODUCTION ACTIVITIES

     The tables presented below provide supplemental information about natural gas and oil exploration and production activities as defined by SFAS No. 69, "Disclosures about Oil and Gas Producing Activities."

  Results of Operations for Natural Gas and Oil Producing Activities (in thousands)

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              1997     1996     1995
                                                             ------   ------   ------
Natural gas and oil sales..................................  $9,184   $6,141   $3,578
Costs and expenses:
  Lease operating..........................................   1,151      726      761
  Production taxes.........................................     549      362      165
  Depletion of natural gas and oil properties..............   2,732    2,323    1,626
  Income taxes.............................................   1,322       --       --
                                                             ------   ------   ------
Total costs and expenses...................................   5,754    3,411    2,552
                                                             ------   ------   ------
                                                             $3,430   $2,730   $1,026
                                                             ======   ======   ======
Depletion per physical unit of production (equivalent Mcf
  of gas)..................................................  $ 0.87   $ 1.13   $ 1.22
                                                             ======   ======   ======

     Natural gas and oil sales reflect the market prices of net production sold or transferred, with appropriate adjustments for royalties, net profits interest and other contractual provisions. Lease operating expenses include lifting costs incurred to operate and maintain productive wells and related equipment, including such costs as operating labor, repairs and maintenance, materials, supplies and fuel consumed. Production taxes

                          BRIGHAM EXPLORATION COMPANY
include production and severance taxes. No provision was made for income taxes for 1995 and 1996 since these taxes are the responsibility of the partners (see
Note 2). Depletion of natural gas and oil properties relates to capitalized costs incurred in acquisition, exploration and development activities. Results of operations do not include interest expense and general corporate amounts.

  Costs Incurred and Capitalized Costs

     The costs incurred in natural gas and oil acquisition, exploration and development activities follow (in thousands):

                                                                 DECEMBER 31,
                                                          ---------------------------
                                                           1997      1996      1995
                                                          -------   -------   -------
Costs incurred for the year:
  Exploration...........................................  $29,421   $10,527   $ 6,893
  Property acquisition..................................   26,922     6,195     1,885
  Development...........................................    2,953     1,328       713
  Proceeds from participants............................     (319)   (4,111)   (1,296)
                                                          -------   -------   -------
                                                          $58,977   $13,939   $ 8,195
                                                          =======   =======   =======

     Costs incurred represent amounts incurred by the Company for exploration, property acquisition and development activities. Periodically, the Company will receive proceeds from participants subsequent to project initiation for an assignment of an interest in the project. These payments are represented by proceeds from participants.

     Capitalized costs related to natural gas and oil acquisition, exploration and development activities follow (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                                1997      1996
                                                              --------   -------
Cost of natural gas and oil properties at year-end:
  Proved....................................................  $ 67,615   $30,487
  Unproved..................................................    28,843     7,068
                                                              --------   -------
  Total capitalized costs...................................    96,458    37,555
  Accumulated depletion.....................................   (12,282)   (9,550)
                                                              --------   -------
                                                              $ 84,176   $28,005
                                                              ========   =======

     Following is a summary of costs (in thousands) excluded from depletion at December 31, 1997, by year incurred. At this time, the Company is unable to predict either the timing of the inclusion of these costs and the related natural gas and oil reserves in its depletion computation or their potential future impact on depletion rates.

                                                 DECEMBER 31,
                                            -----------------------   PRIOR
                                             1997      1996    1995   YEARS     TOTAL
                                            -------   ------   ----   ------   -------
Property acquisition......................  $17,382   $2,515   $694   $1,852   $22,443
Exploration...............................    4,393    1,242    234      531     6,400
                                            -------   ------   ----   ------   -------
Total.....................................  $21,775   $3,757   $928   $2,383   $28,843
                                            =======   ======   ====   ======   =======

                          BRIGHAM EXPLORATION COMPANY

14. NATURAL GAS AND OIL RESERVES AND RELATED FINANCIAL DATA (UNAUDITED)

     Information with respect to the Company's natural gas and oil producing activities is presented in the following tables. Reserve quantities as well as certain information regarding future production and discounted cash flows were determined by the Company's independent petroleum consultants and internal petroleum reservoir engineer.

  Natural Gas and Oil Reserve Data

     The following tables present the Company's estimates of its proved natural gas and oil reserves. The Company emphasizes that reserve estimates are approximates and are expected to change as additional information becomes available. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, there can be no assurance that the reserves set forth herein will ultimately be produced nor can there be assurance that the proved undeveloped reserves will be developed within the periods anticipated. A substantial portion of the reserve balances were estimated utilizing the volumetric method, as opposed to the production performance method.

                                                              NATURAL
                                                                GAS       OIL
                                                              (MMCF)    (MBBLS)
                                                              -------   -------
Proved reserves at December 31, 1994........................   3,579     1,022
  Revisions to previous estimates...........................  (1,600)     (214)
  Extensions, discoveries and other additions...............   2,555     1,055
  Sales of minerals-in-place................................      (6)      (14)
  Production................................................    (271)     (177)
                                                              ------     -----
Proved reserves at December 31, 1995........................   4,257     1,672
  Revisions to previous estimates...........................  (1,005)     (232)
  Extensions, discoveries and other additions...............   7,742       996
  Purchase of minerals-in-place.............................     260         3
  Sales of minerals-in-place................................    (299)     (272)
  Production................................................    (698)     (227)
                                                              ------     -----
Proved reserves at December 31, 1996........................  10,257     1,940
  Revisions of previous estimates...........................  (3,044)     (447)
  Extensions, discoveries and other additions...............  33,721       735
  Purchase of minerals-in-place.............................  13,718     1,244
  Sales of minerals-in-place................................     (40)       --
  Production................................................  (1,382)     (291)
                                                              ------     -----
Proved reserves at December 31, 1997........................  53,230     3,181
                                                              ======     =====
Proved developed reserves at December 31:
  1995......................................................   3,819     1,274
  1996......................................................   6,034     1,453
  1997......................................................  30,677     2,665

     Proved reserves are estimated quantities of crude natural gas and oil which geological and engineering data indicate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

                          BRIGHAM EXPLORATION COMPANY

  Standardized Measure of Discounted Future Net Cash Inflows and Changes Therein

     The following table presents a standardized measure of discounted future net cash inflows (in thousands) relating to proved natural gas and oil reserves. Future cash flows were computed by applying year end prices of natural gas and oil relating to the Company's proved reserves to the estimated year-end quantities of those reserves. Future price changes were considered only to the extent provided by contractual agreements in existence at year-end. Future production and development costs were computed by estimating those expenditures expected to occur in developing and producing the proved natural gas and oil reserves at the end of the year, based on year-end costs. Actual future cash inflows may vary considerably and the standardized measure does not necessarily represent the fair value of the Company's natural gas and oil reserves.

                                                                DECEMBER 31,
                                                       ------------------------------
                                                         1997       1996       1995
                                                       --------   --------   --------
Future cash inflows..................................  $165,156   $ 84,987   $ 38,333
Future development and production costs..............   (40,923)   (20,998)   (12,543)
Future income taxes..................................   (22,919)        --         --
                                                       --------   --------   --------
Future net cash inflows..............................  $101,314   $ 63,989   $ 25,790
                                                       ========   ========   ========
Future net cash inflow before income taxes,
  discounted at 10% per annum........................  $ 69,249   $ 44,506   $ 18,222
                                                       ========   ========   ========
Standardized measure of future net cash inflows
  discounted at 10% per annum........................  $ 64,274   $ 44,506   $ 18,222
                                                       ========   ========   ========

     The average natural gas and oil prices used to calculate the future net cash inflows at December 31, 1997 were $16.64 per barrel and $2.11 per Mcf, respectively. At December 31, 1997, the NYMEX price for natural gas was $2.26 per MMBtu and the NYMEX price for oil was $17.64 per barrel. From January 1, 1998 to March 24, 1997, the NYMEX price for natural gas ranged from $2.00 per MMBtu to $2.38 per MMBtu and the NYMEX price for oil ranged from $13.21 per barrel to $17.82 per barrel.

     Changes in the future net cash inflows discounted at 10% per annum follow:

                                                                 DECEMBER 31,
                                                         ----------------------------
                                                           1997      1996      1995
                                                         --------   -------   -------
Beginning of period....................................  $ 44,506   $18,222   $10,240
  Sales of natural gas and oil produced, net of
     production costs..................................    (7,484)   (5,053)   (2,652)
  Development costs incurred...........................     1,955       246       169
  Extensions and discoveries...........................    38,016    29,457    11,669
  Purchases of minerals-in-place.......................    16,965       384        --
  Sales of minerals-in-place...........................       (94)   (2,380)     (198)
  Net change of prices and production costs............   (20,466)    7,023     1,394
  Change in future development costs...................       319       303       419
  Changes in production rates and other................    (1,954)     (342)     (364)
  Revisions of quantity estimates......................    (6,964)   (5,176)   (3,479)
  Accretion of discount................................     4,450     1,822     1,024
  Change in income taxes...............................    (4,975)       --        --
                                                         --------   -------   -------
End of period..........................................  $ 64,274   $44,506   $18,222
                                                         ========   =======   =======

                          BRIGHAM EXPLORATION COMPANY

                             CONDENSED CONSOLIDATED
                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                              DECEMBER 31,    JUNE 30,
                                                                  1997          1998
                                                              ------------   -----------
                                                                             (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................    $ 1,701       $  3,106
  Accounts receivable.......................................      4,909          7,934
  Prepaid expenses..........................................        280            217
                                                                -------       --------
          Total current assets..............................      6,890         11,257
                                                                -------       --------
Natural gas and oil properties, at cost, net................     84,176        114,454
Other property and equipment, at cost, net..................      1,239          1,603
Drilling advances paid......................................         78            603
Deferred loan fees..........................................         --          1,645
Other noncurrent assets.....................................         18            137
                                                                -------       --------
                                                                $92,401       $129,699
                                                                =======       ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................    $11,892       $  7,837
  Accrued drilling costs....................................      2,406          5,206
  Participant advances received.............................        489            442
  Other current liabilities.................................        726          4,748
                                                                -------       --------
          Total current liabilities.........................     15,513         18,233
                                                                -------       --------
Notes payable...............................................     32,000         68,000
Other noncurrent liabilities................................        507            526
Deferred income tax liability...............................      1,228            606
Stockholders' equity:
  Preferred stock, $.01 par value, 10 million shares
     authorized, none issued and outstanding................         --             --
  Common stock, $.01 par value, 30 million shares
     authorized, 12,253,574 issued and outstanding..........        123            123
  Additional paid-in capital................................     44,344         44,292
  Unearned stock compensation...............................     (1,340)          (880)
  Retained earnings (accumulated deficit)...................         26         (1,201)
                                                                -------       --------
          Total stockholders' equity........................     43,153         42,334
                                                                -------       --------
                                                                $92,401       $129,699
                                                                =======       ========

   See accompanying notes to the condensed consolidated financial statements.

                          BRIGHAM EXPLORATION COMPANY

                             CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                 SIX MONTHS
                                                               ENDED JUNE 30,
                                                              -----------------
                                                               1997      1998
                                                              -------   -------
Revenues:
  Natural gas and oil sales.................................  $ 3,854   $ 7,130
  Workstation revenue.......................................      324       247
                                                              -------   -------
                                                                4,178     7,377
                                                              -------   -------
Costs and expenses:
  Lease operating...........................................      470       978
  Production taxes..........................................      219       450
  General and administrative................................    1,455     2,293
  Depletion of natural gas and oil properties...............    1,395     2,784
  Depreciation and amortization.............................      172       175
  Amortization of stock compensation........................      115       190
                                                              -------   -------
                                                                3,826     6,870
                                                              -------   -------
     Operating income.......................................      352       507
                                                              -------   -------
Other income (expense):
  Interest income...........................................       81        77
  Interest expense..........................................     (372)   (2,432)
  Interest expense -- related party.........................     (174)       --
                                                              -------   -------
                                                                 (465)   (2,355)
                                                              -------   -------
Net loss before income taxes................................     (113)   (1,848)
Income tax (expense) benefit................................   (4,813)      621
                                                              -------   -------
  Net loss..................................................  $(4,926)  $(1,227)
                                                              =======   =======
Net loss per share:
  Basic/Diluted.............................................  $ (0.50)  $ (0.10)
Weighted average common shares outstanding:
  Basic/Diluted.............................................    9,890    12,254

   See accompanying notes to the condensed consolidated financial statements.

                          BRIGHAM EXPLORATION COMPANY

                             CONDENSED CONSOLIDATED
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                  SIX MONTHS
                                                                ENDED JUNE 30,
                                                              -------------------
                                                                1997       1998
                                                              --------   --------
Cash flows from operating activities:
  Net loss..................................................  $ (4,926)  $ (1,227)
  Adjustments to reconcile net loss to cash provided by
     operating activities:
     Depletion of natural gas and oil properties............     1,395      2,784
     Depreciation and amortization..........................       172        175
     Amortization of stock compensation.....................       115        190
     Amortization of deferred loan fees.....................        --        266
     Changes in deferred income tax liability...............     4,813       (622)
     Changes in working capital and other items.............    (1,764)    (3,258)
                                                              --------   --------
          Net cash used by operating activities.............      (195)    (1,692)
                                                              --------   --------
Cash flows from investing activities:
  Additions to natural gas and oil properties...............   (11,796)   (30,044)
  Additions to other property and equipment.................      (183)      (315)
  Increase in drilling advances paid........................      (126)      (525)
                                                              --------   --------
       Net cash used by investing activities................   (12,105)   (30,884)
                                                              --------   --------
Cash flows from financing activities:
  Proceeds from issuance of common stock....................    23,929         --
  Increase in notes payable.................................     5,250     70,800
  Repayment of notes payable................................   (13,250)   (34,800)
  Principal payments on capital lease obligations...........       (87)      (108)
  Deferred loan fees........................................        --     (1,911)
                                                              --------   --------
       Net cash provided by financing activities............    15,842     33,981
                                                              --------   --------
Net increase in cash and cash equivalents...................     3,542      1,405
Cash and cash equivalents, beginning of period..............     1,447      1,701
                                                              --------   --------
Cash and cash equivalents, end of period....................  $  4,989   $  3,106
                                                              ========   ========

   See accompanying notes to the condensed consolidated financial statements.

                          BRIGHAM EXPLORATION COMPANY

                      NOTES TO THE CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. ORGANIZATION AND NATURE OF OPERATIONS

     Brigham Exploration Company (the "Company") is a Delaware corporation formed on February 25, 1997 for the purpose of exchanging its common stock for the common stock of Brigham, Inc. and the partnership interests of Brigham Oil & Gas, L.P. (the "Partnership"). Brigham, Inc. is a Texas corporation whose only asset is its ownership interest in the Partnership. The Partnership was formed in May 1992 to explore and develop onshore domestic natural gas and oil properties using 3-D seismic imaging and other advanced technologies. Since its inception, the Partnership has focused its exploration and development of natural gas and oil properties in West Texas, the Anadarko Basin and the onshore Gulf Coast.

     Pursuant to an exchange agreement dated February 26, 1997 (the "Exchange Agreement") and upon the initial filing on February 27, 1997 of a registration statement with the Securities and Exchange Commission for the public offering of common stock (the "Offering"), the shareholders of Brigham, Inc. transferred all of the outstanding stock of Brigham, Inc. to the Company in exchange for 3,859,821 shares of common stock of the Company. Pursuant to the Exchange Agreement, the Partnership's other general partner and the limited partners also transferred all of their partnership interests to the Company in exchange for 3,314,286 shares of common stock of the Company. Furthermore, the holders of the Partnership's subordinated convertible notes transferred these notes to the Company in exchange for 1,754,464 shares of common stock. These transactions are referred to as the "Exchange." In completing the Exchange, the Company issued 8,928,571 shares of common stock to the stockholders of Brigham, Inc., the partners of the Partnership and the holder of the Partnership's subordinated notes payable. As a result of the Exchange, the Company now owns all the partnership interests in the Partnership.

     In May 1997, the Company sold 3,325,000 shares of its common stock in the Offering at a price of $8.00 per share. With a portion of the proceeds from the Offering, the Company repaid the then outstanding borrowings ($13.3 million) under the Company's revolving credit facility.

2. BASIS OF PRESENTATION

     The unaudited condensed consolidated balance sheets at December 31, 1997 and June 30, 1998 reflect the consolidated accounts of the Company. The unaudited condensed consolidated statements of operations and of cash flows for the six months ended June 30, 1997 and 1998 include the results of operations and of cash flows of the Partnership for the period from January 1, 1997 to February 27, 1997 and of the Company for the period from February 25, 1997, the date of its inception, to June 30, 1997 and for the six months ended June 30, 1998. As the Exchange was the conversion of a partnership to a corporation, the Exchange was accounted for by the Company as a reorganization.

     The accompanying condensed consolidated financial statements are unaudited, and in the opinion of management, reflect all adjustments that are necessary for a fair presentation of the financial position and results of operations for the periods presented. All such adjustments are of a normal and recurring nature. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the entire year. The unaudited condensed consolidated financial statements should be read in conjunction with the Company's 1997 Annual Report on Form 10-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

3. NOTES PAYABLE

     In January 1998, the Company entered into a reserve based revolving credit facility (the "Credit Facility"). The Credit Facility provides for borrowings up to $75 million, all of which was immediately available for borrowing to fund capital expenditures, until January 31, 1999, at which time the borrowing

                          BRIGHAM EXPLORATION COMPANY

                      NOTES TO THE CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

availability will be redetermined by the lender based on the Company's proved reserve value at that time. The Company may elect, at its option, to have the borrowing availability redetermined based on the Company's proved reserve value at any time prior to January 31, 1999. Amounts outstanding under the Credit Facility bear interest at either the lender's Base Rate or LIBOR plus 2.25%, at the Company's option. The Company's obligations under the Credit Facility are secured by substantially all of the natural gas and oil properties of the Company. A portion of the funds borrowed under the Credit Facility were used to repay in full the debt outstanding under the Company's previous revolving credit facility.

     In connection with the origination of the Credit Facility, certain bank fees and other expenses totaling approximately $1.9 million were recorded as deferred costs and will be amortized over the life of the loan which matures January 26, 2001.

4. INCOME TAXES

     Prior to the consummation of the Exchange, the Partnership was not subject to federal income taxes. Income and losses were passed through to its partners on the basis of the allocation provisions established by the partnership agreement. Upon consummation of the Exchange, the Partnership's net income became subject to federal income taxes through its ownership by the Company. Also, in conjunction with the Exchange, the Company recorded a deferred income tax liability of $5 million to recognize the temporary differences between the financial statement and tax bases of the assets and liabilities of the Partnership at the Exchange date, February 27, 1997, given the provisions of enacted tax laws. Subsequent to this date, the Company elected to record a step-up in basis of its assets for tax purposes as a result of the Exchange. As a result of this election, the Company recorded a $3.8 million deferred income tax benefit in the fourth quarter of 1997, which resulted in a net $1.2 million non-cash deferred income tax charge for the year ended December 31, 1997.

5. EARNINGS PER SHARE

     Earnings per share have been calculated in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128. The implementation of this standard has resulted in the presentation of a basic EPS calculation in the consolidated financial statements as well as a diluted EPS calculation. Basic EPS is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares outstanding during each period. Diluted EPS is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares and common share equivalents outstanding, if dilutive, during each period. The number of common share equivalents outstanding is computed using the treasury stock method.

     Historical earnings per share for the six months ended June 30, 1997 is based on shares of common stock issued upon consummation of the Exchange (Note
1). At June 30, 1997 and 1998, options to purchase 644,097 and 935,987, respectively, shares of common stock were outstanding but were not included in the computation of diluted EPS due to the anti-dilutive effect they would have on EPS if converted.

6. REPORTING COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." The new standard, which is effective for financial statements issued for periods ending after December 15, 1997, established standards for reporting, in addition to net income, comprehensive income and its components including, as applicable, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. Upon adoption, the Company is also required to reclassify financial statements for earlier periods provided for

                          BRIGHAM EXPLORATION COMPANY

                      NOTES TO THE CONDENSED CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

comparative purposes. The Company adopted this standard in the first quarter of 1998. There is no difference between the Company's net income as reported and comprehensive income.

7. SEGMENT REPORTING

     In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which the Company adopted in the first quarter of 1998. The standard established requirements for reporting information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas and major customers. Under SFAS No. 131, operating segments are to be determined consistent with management's organization and evaluation of financial information internally for making operating decisions and assessing performance. The disclosure provisions of this standard are not applicable for interim periods in the year of adoption. The adoption of this new standard is not expected to have a material impact on the Company's consolidated balance sheet or statement of operations.

8. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard is effective for fiscal years beginning after June 15, 1999, but earlier application is permitted. SFAS No. 133 requires that all derivatives be recognized on the balance sheet as either assets or liabilities and measured at fair value regardless of any hedge relationship that exists. The corresponding gains and losses should be reported based on the hedge relationship that exists. The adoption of this new standard is not expected to have a material impact on the Company's consolidated balance sheet or statement of operations.

                                  May 26, 1998

Brigham Exploration Company
6300 Bridge Point Parkway
Building Two, Suite 500
Austin, Texas 78730

Re:     Evaluation
       BRIGHAM EXPLORATION COMPANY
       Proved Reserves
       As of December 31, 1997

       Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting
       Corporate Reserves and Future Net Revenue

Gentlemen:

     As requested, we are submitting our estimated proven reserves and future net cash flows, as of December 31, 1997, attributable to the interest of Brigham Exploration Company in certain natural gas and oil properties. The evaluated properties are located in various counties in Kansas, New Mexico, Oklahoma and Texas. This report was prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

     Composite forecasts for the total proved, proved developed producing, proved developed non-producing and proved undeveloped estimates are presented by category in Tables I-P, I-PDP, I-PDNP and I-PUD, respectively. The proved reserves and economics for all three groups are summarized as follows:

                                         NET RESERVES             FUTURE NET CASH FLOW
                                    -----------------------   ----------------------------
                                       OIL          GAS                      PRESENT WORTH
CATEGORY                            (BARRELS)      (MCF)         TOTAL          AT 10%
--------                            ---------   -----------   ------------   -------------
Proved Developed:
  Producing......................   2,146,422    26,002,050   $ 67,895,820    $44,240,260
  Non-Producing..................     518,606     4,674,717     14,544,070      3,980,896
Proved Undeveloped...............     516,290    22,552,930     41,783,310     21,028,250
                                    ---------   -----------   ------------    -----------
     Total Proved................   3,181,318    53,229,700   $124,233,200    $69,249,406
                                    =========   ===========   ============    ===========

     Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its "present worth". The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

     The oil reserves include oil and condensate. Oil volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

     Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated.

     Oil and gas prices being received at December 31, 1997 were utilized as furnished. Direct lease operating expenses are based on 1996 and 1997 historical data and do not include general and administrative overhead. Investments are capital costs for pumping unit installations, work-overs and drilling costs and were utilized as furnished. All economic factors were held constant in accordance with SEC guidelines.

     An on-site field inspection of the properties has not been performed nor have the mechanical operation or condition of the wells and their related facilities been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included.

     The reserve classifications and the economic considerations used herein conform to the criteria of the Securities and Exchange Commission. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered.

     The proved reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. All estimates represent our best judgment based on the data available at the time of preparation. It should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts. Additionally, the prices and costs may vary from those utilized which may increase or decrease both the volume and future net revenue.

     Ownership was accepted as furnished and has not been independently confirmed. We are independent registered professional engineers and geologists. We do not own an interest in the properties or Brigham Exploration Company and are not employed on a contingent basis. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

                                            Yours very truly,

                                            Cawley, Gillespie & Associates, Inc.

                                                    /s/ AARON CAWLEY

                                            ------------------------------------
                                                     Aaron Cawley, P.E.
                                                  Executive Vice President
AC:rkf

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    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE NOTES, WARRANTS AND SHARES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE NOTES, WARRANTS AND SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................    3
Disclosure Regarding Forward-Looking
  Statements..............................   14
Risk Factors..............................   14
The Company...............................   23
Use of Proceeds...........................   24
Price Range of Common Stock and Dividend
  Policy..................................   24
Capitalization............................   25
Selected Financial Data...................   26
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   28
Business and Properties...................   36
Management................................   53
Certain Transactions......................   60
Principal Stockholders....................   62
Description of Other Indebtedness.........   63
Description of Notes......................   64
Subordination Agreement...................   80
Description of Warrants...................   82
Description of Capital Stock..............   84
Registration Rights Relating to the
  Warrants and Shares.....................   85
Shares Eligible for Future Sale...........   86
Plan of Distribution......................   87
Legal Matters.............................   87
Experts...................................   87
Available Information.....................   87
Glossary of Certain Oil and Gas Terms.....   89
Index to Financial Statements.............  F-1
Letter of Cawley, Gillespie & Associates,
  Inc.....................................  A-1

                             ---------------------

    UNTIL SEPTEMBER 14, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE NOTES, WARRANTS AND SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                                  $40,000,000
                          SENIOR SUBORDINATED SECURED
                                 NOTES DUE 2003

                              WARRANTS TO PURCHASE
                        1,000,000 SHARES OF COMMON STOCK


                        1,052,632 SHARES OF COMMON STOCK

                          BRIGHAM EXPLORATION COMPANY

                                ----------------

                                   PROSPECTUS
                                ----------------

                                AUGUST 20, 1998


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